

MARSH & McLENNAN COMPANIES


13001589

MARSH & McLENNAN COMPANIES ANNUAL REPORT 2012


MARSH

GUY CARPENTER

MERCER

OLIVER WYMAN

MARSH & McLENNAN COMPANIES is a global professional services firm offering clients advice and solutions in the areas of risk, strategy, and human capital.

MARSH is a global leader in insurance broking and risk management.

GUY CARPENTER is a global leader in risk and reinsurance intermediary services.

MERCER is a global leader in talent, health, retirement, and investment consulting.

OLIVER WYMAN is a global leader in management consulting.

Our approximately 54,000 employees worldwide provide analysis, advice, and transactional capabilities to clients in more than 100 countries. The Company prides itself on being a responsible corporate citizen and making a positive impact in the communities in which it operates.

This annual report contains "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. Please see "Information Concerning Forward-Looking Statements" on page i in the Form 10-K included in this annual report.

LETTER FROM DAN GLASER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

DEAR SHAREHOLDER

I am honored to be President and CEO of Marsh & McLennan Companies. The prospect of what we can accomplish in the near term and in the years ahead is energizing and exciting.

As the world comes to grips with large, complex problems, we provide clients with unmatched capabilities in risk, strategy, and human capital. We help clients manage and transfer risk, which allows them to conduct and grow their businesses wherever the opportunities exist. They look to us for advice and solutions that enable them to advance and serve the needs of their people and to analyze and strategize paths to growth.

We believe we are an integral part of the evolving business landscape — as we have been throughout our history — and are proud to provide important services that support economic growth. Our work, which is made possible by the extraordinary contributions and knowledge of our colleagues, will continue to define our success as we earn our place among the elite companies of the world.

Importantly, we see being elite as more than the ability to generate shareholder returns. It is also about making Marsh & McLennan Companies a great place to work, where colleagues feel pride in the quality and impact of their work — for the success of our clients, each other, and the enterprise.

My journey as CEO begins with this powerful foundation. You have my commitment that we will build on our success by finding new ways to grow, invest, innovate, and realize the full potential of our businesses.

2012 IN REVIEW

Marsh & McLennan Companies produced another year of impressive financial results. Revenue of $11.9 billion grew 4% on an underlying basis. Combined with disciplined expense management, this produced 12% growth in adjusted operating income,* with meaningful margin expansion.

EXCELLENT RESULTS ACROSS OUR BUSINESSES

For the third consecutive year, we delivered growth in revenue and profitability in our four operating companies.

Our Risk and Insurance Services segment produced underlying revenue growth of 5% in 2012, with both Marsh and Guy Carpenter contributing. Adjusted operating income rose 12%, with significant margin expansion to 20.5%, the segment's highest level since 2003.

Over the past five years, the adjusted margin for Risk and Insurance Services has more than doubled, despite lower fiduciary interest income, higher pension expense, significant investments in the business, and a challenging economic and pricing environment. This speaks to the strength of our core earnings and underlines the operating leverage we have built into this business.

* For a reconciliation of non-GAAP results to GAAP results, as related to all non-GAAP references presented in this letter, please refer to the Company's Form 8-K, dated February 12, 2013, available on the Company's website at www.mmc.com.



Dan Glaser
President and Chief Executive Officer
Marsh & McLennan Companies

Marsh achieved strong underlying revenue growth and, notably, a record level of new business. Guy Carpenter reported its 16th consecutive quarter of underlying revenue growth. This was driven in 2012 by its international operations, a key area of focus for Guy Carpenter's strategy for long-term growth.

We're proud of Risk and Insurance Services' performance. Marsh and Guy Carpenter have the deepest talent base in the industry, dynamic cultures, and industry-leading intellectual capital.

The Consulting segment also delivered solid underlying revenue growth in 2012, supported by both Mercer and Oliver Wyman. The results demonstrate the substantial progress we have made in executing our strategy to increase profitability, despite a challenging economic environment, particularly in Europe. Adjusted operating income increased 14%, and the margin expanded substantially to its highest level since 2004.

Mercer had a strong year and excellent start on its path to profitable growth. It has undertaken a comprehensive review of its operations and has embarked on a long-term strategy to increase profitability and broaden client relationships.

Oliver Wyman produced reasonable underlying revenue growth given the weak macroeconomic environment in 2012, especially in Europe. Despite these headwinds, the company grew in areas that present significant opportunities, including health and life sciences, communications, and financial services.

CONSISTENT STRATEGY YIELDS RESULTS

One of the hallmarks of an elite firm is consistent performance. As our results demonstrate, we are successfully executing the four-pillar strategy for long-term growth we introduced at our 2010 Investor Day. We are confident that this strategy continues to be the right course for our future.

One of the hallmarks of an elite firm is consistent performance. As our results demonstrate, we are successfully executing the four-pillar strategy for long-term growth we introduced at our 2010 Investor Day. We are confident that this strategy continues to be the right course for our future.

We are committed to:
- Produce long-term growth in revenue and earnings.
- Maintain low capital requirements.
- Generate high levels of cash.
- Manage the risk profile of the Company.

Based on the successful implementation of this strategy, we expect to create exceptional value and superior returns for investors. Our specific goals over the long term are to generate at least 10% growth in adjusted organic operating income, growth in adjusted earnings per share approaching 13%, and, when combined with our dividend, total shareholder return of approximately 16%.

Over the past three years, we have successfully delivered on our commitment to produce long-term revenue and earnings growth: Compound annual growth in adjusted operating income was 13% and annualized total shareholder return was 20%, which exceeded the 11% return of the S&P 500 Index.

We have maintained low capital requirements — not acquiring or developing businesses that require significant capital investments.

We have continued to generate strong cash flow, one of our Company's great strengths. This has given us the financial flexibility to invest in our businesses, support our dividend, make acquisitions, and repurchase shares of our common stock.

Over the course of 2012, uses of cash approached $1.3 billion, including:
- $500 million for dividend payments. This included a 5% increase in the quarterly payment, which produced a strong dividend yield of 3%.
- $340 million for acquisitions. The largest purchase in 2012 was Alexander Forbes in South Africa, which expanded our capabilities in a fast-growing region of the world.
- $230 million for share repurchase. Since 2010, we have purchased 22 million shares of our common stock for almost $700 million, in accordance with the $1 billion stock repurchase plan authorized by the Board of Directors.
- $200 million for discretionary pension contributions.

We have managed risk intelligently. Over the past five years, we have undergone an evolution in how we manage risk within our firm, moving from an emphasis on risk reduction and avoidance to best-in-class, intelligent management of risk. We have encouraged a culture of risk mindfulness among colleagues, supported by our Code of Conduct, *The Greater Good*, which lays a foundation for that culture and establishes the non-negotiable standards that apply to all of the colleagues in our firm.

THE BEST IS YET TO COME

Our strategy has yielded impressive results over the last three years, and we intend to build on this foundation as we continue to pursue profitable growth.

The following principles will guide us:
We will lead with people. As a professional services firm, our performance relies on the talent of our people and their contributions to our Company. In support of this core strength, we will focus on our colleagues' development, motivation, and engagement.

We also look to foster a vibrant, inclusive, and diverse culture that respects and appreciates the value of multiple perspectives and constructive challenges. We are

As a professional services firm, our performance relies on the talent of our people and their contributions to our Company. In support of this core strength, we will focus on our colleagues' development, motivation, and engagement.

committed to seek out these unique perspectives, viewing them as learning and growth opportunities. We encourage our colleagues' involvement in initiatives that help communities and people at risk. And we believe we have a responsibility to conduct business in a way that helps to protect the environment for future generations.

We will pursue operational excellence in all that we do, continuously analyzing the effectiveness and efficiency of our work and developing initiatives to create value.

We will seek continuous improvement, always striving to innovate and create, and search for the better, smarter way.

We will manage risk intelligently, instilling risk awareness across the firm.

LEADERSHIP STRENGTH

In 2012, we continued to strengthen our executive team. Senior Vice President and Chief Human Resources Officer Laurie Ledford was appointed to her position in April and Chief Financial Officer Mike Bischoff to his position in September. Previously, Laurie had been Chief HR officer of Marsh, a position she held since 2006, having joined Marsh in 2000. Mike had previously been Vice President, Corporate Finance, directing the Company's Corporate Development, Mergers & Acquisitions, Treasury, and Investor Relations functions, and served as interim CFO since March 2012.

A DEBT OF GRATITUDE

I'd like to acknowledge the contributions of Brian Duperreault, who retired at the end of 2012 from the Company and the Board of Directors. Brian's inspired leadership over the last five years was invaluable to the Company. Under his stewardship, we accomplished a significant turnaround, streamlined and strengthened our portfolio, embarked on a path of long-term growth, and dramatically improved our financial results. Most importantly, Brian restored a sense of pride to the organization, and for that we owe him a debt of gratitude. I also want to express my own thanks to the Board of Directors for their insights and wisdom in guiding me and Marsh & McLennan Companies.

I have enormous admiration, pride, and confidence in the abilities of our 54,000 colleagues. I am equally proud of the strong and lasting relationships we have built with clients and grateful for the trust they place in us. And, finally, I thank our shareholders for their continued support and recognition of our Company's ability to create long-term value.

Best regards,



Dan Glaser
President and Chief Executive Officer
Marsh & McLennan Companies

February 27, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
Commission File No. 1-5998


MARSH & McLENNAN COMPANIES

Marsh & McLennan Companies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**36-2668272**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1166 Avenue of the Americas
New York, New York 10036-2774
(Address of principal executive offices; Zip Code)
(212) 345-5000
Registrant's telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00 per share	New York Stock Exchange Chicago Stock Exchange London Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting Company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting Company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $17,355,585,305, computed by reference to the closing price of such stock as reported on the New York Stock Exchange on June 30, 2012.

As of February 20, 2013, there were outstanding 548,372,915 shares of common stock, par value $1.00 per share, of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Marsh & McLennan Companies, Inc.'s Notice of Annual Meeting and Proxy Statement for the 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement") are incorporated by reference in Part III of this Form 10-K.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management's current views concerning future events or results, use words like "anticipate," "assume," "believe," "continue," "estimate," "expect," "future," "intend," "plan," "project" and similar terms, and future or conditional tense verbs like "could," "may," "might," "should," "will" and "would." For example, we may use forward-looking statements when addressing topics such as: the outcome of contingencies; the expected impact of acquisitions and dispositions; pension obligations; market and industry conditions; the impact of foreign currency exchange rates; our effective tax rates; the impact of competition; changes in our business strategies and methods of generating revenue; the development and performance of our services and products; changes in the composition or level of our revenues; our cost structure, dividend policy, cash flow and liquidity; future actions by regulators; and the impact of changes in accounting rules.

Forward-looking statements are subject to inherent risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied in our forward-looking statements include, among other things:

- our exposure to potential liabilities arising from errors and omissions claims against us, particularly in our Marsh and Mercer businesses;
- our ability to make strategic acquisitions and dispositions and to integrate, and realize expected synergies, savings or strategic benefits from the businesses we acquire;
- changes in the funded status of our global defined benefit pension plans and the impact of any increased pension funding resulting from those changes;
- the impact of any regional, national or global political, economic, regulatory or market conditions on our results of operations and financial condition, including the European debt crisis and market perceptions concerning the stability of the Euro;
- the impact of changes in interest rates and deterioration of counterparty credit quality on our results related to our cash balances and investment portfolios, including corporate and fiduciary funds;
- the impact on our net income caused by fluctuations in foreign currency exchange rates;
- the impact on our net income or cash flows and our effective tax rate in a particular period caused by settled tax audits and expired statutes of limitation;
- the extent to which we retain existing clients and attract new business, and our ability to incentivize and retain key employees;
- our exposure to potential criminal sanctions or civil remedies if we fail to comply with foreign and U.S. laws and regulations that are applicable to our international operations, including trade sanctions laws such as the Iran Threat Reduction and Syria Human Rights Act of 2012, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010, local laws prohibiting corrupt payments to government officials, as well as import and export restrictions;
- the impact of competition, including with respect to our geographic reach, the sophistication and quality of our services, our pricing relative to competitors, our customers' option to self-insure or utilize internal resources instead of consultants, and our corporate tax rates relative to a number of our competitors;
- the potential impact of rating agency actions on our cost of financing and ability to borrow, as well as on our operating costs and competitive position;
- our ability to successfully recover should we experience a disaster or other business continuity problem;
- our ability to maintain adequate physical, technical and administrative safeguards to protect the security of data;
- changes in applicable tax or accounting requirements; and
- potential income statement effects from the application of FASB's ASC Topic No. 740 ("Income Taxes") regarding accounting treatment of uncertain tax benefits and valuation allowances, including the effect of any subsequent adjustments to the estimates we use in applying this accounting standard.

The factors identified above are not exhaustive. Marsh & McLennan Companies and its subsidiaries operate in a dynamic business environment in which new risks may emerge frequently. Accordingly, we caution readers not to place undue reliance on the above forward-looking statements, which speak only as of the dates on which they are made. The Company undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances arising after the date on which it is made. Further information concerning the Company and its businesses, including information about factors that could materially affect our results of operations and financial condition, is contained in the Company's filings with the Securities and Exchange Commission, including the "Risk Factors" section in Part I, Item 1A of this report.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

References in this report to "we", "us" and "our" are to Marsh & McLennan Companies, Inc. (the "Company") and one or more of its subsidiaries, as the context requires.

GENERAL

The Company is a global professional services firm providing advice and solutions principally in the areas of risk, strategy and human capital. It is the parent company of a number of the world's leading risk experts and specialty consultants, including: Marsh, the insurance broker, intermediary and risk advisor; Guy Carpenter, the risk and reinsurance specialist; Mercer, the provider of HR and related financial advice and services; and Oliver Wyman Group, the management, economic and brand consultancy. With approximately 54,000 employees worldwide and annual revenue of approximately $12 billion, the Company provides analysis, advice and transactional capabilities to clients in more than 100 countries.

The Company conducts business through two segments:

- **Risk and Insurance Services** includes risk management activities (risk advice, risk transfer and risk control and mitigation solutions) as well as insurance and reinsurance broking and services. We conduct business in this segment through Marsh and Guy Carpenter.
- **Consulting** includes Retirement, Health, Talent and Investments consulting and services, and specialized management and economic consulting services. We conduct business in this segment through Mercer and Oliver Wyman Group.

We describe our current segments in further detail below. We provide financial information about our segments in our consolidated financial statements included under Part II, Item 8 of this report.

OUR BUSINESSES

RISK AND INSURANCE SERVICES

The Risk and Insurance Services segment generated approximately 55% of the Company's total revenue in 2012 and employs approximately 29,000 colleagues worldwide. The Company conducts business in this segment through **Marsh** and **Guy Carpenter**.

MARSH

Marsh is a world leader in delivering risk and insurance services and solutions to its clients. From its founding in 1871 to the present day, Marsh has provided thought leadership and innovation for clients and the insurance industry, introducing and promoting the concept and practice of client representation through brokerage, the discipline of risk management, the globalization of insurance and risk management services and many other innovative tools and service platforms.

Marsh generated approximately 46% of the Company's total segment revenue in 2012. Approximately 27,000 Marsh colleagues provide risk management, risk consulting, insurance broking, alternative risk financing, and insurance program management services to a wide range of businesses, government entities, professional service organizations and individuals in more than 100 countries.

Marsh's clients vary by size, industry, geography and risk exposures. Marsh is organized to serve clients efficiently and effectively, delivering tailored solutions based on complexity of risk and geographic footprint, and matched to clients' buying styles.

Insurance Broking and Risk Consulting

In its main insurance broking and risk consulting business, Marsh employs a team approach to address clients' risk management and insurance needs. Each client relationship is coordinated by a client executive or client manager who draws from the many industry and risk specialties within Marsh to assemble the resources needed to analyze, measure and assist a client in managing its various risks. Product and service offerings include program design and placement, post-placement program support and administration, claims support and advocacy, alternative risk strategies, and a wide array of risk analysis and risk management consulting services. Within Marsh, there are significant specialties or businesses in addition to its main brokerage operations that serve as an important part of the overall capabilities it offers clients. These include *Multinational Client Service; Risk, Specialty and Industry Practices; Marsh Global Analytics; Marsh Risk Solutions; Bowring Marsh; Marsh & McLennan Agency; Insurance Services Businesses; Global Consumer Operations; and Insurer Consulting.*

Multinational Client Service

Multinational Client Service (MCS) is focused on delivering service excellence and insurance solutions to multinational clients, irrespective of their size. MCS provides risk management programs with a service platform that comprises a combination of proprietary tools and technology and specialized resources. MCS provides global expertise and an intimate knowledge of local markets, helping clients navigate local regulatory and legal environments and address the worldwide risk issues that confront them.

Risk, Specialty and Industry Practices

In further support of its clients' strategic, operational and risk management objectives, Marsh provides consultative advice, brokerage and claims advocacy services through dedicated global Risk, Specialty and Industry Practices in the areas listed below. For both large and mid-size organizations, Practice colleagues apply their experience and working knowledge of clients' industry sectors, and of the unique environments in which they operate, to facilitate the requisite breadth of coverage and to reduce the cost of risk.

Risk & Specialty Practices	***Industry Practices***
• Aviation & Aerospace	• Chemicals
• Casualty	• Communications, Media and Technology
• Claims	• Construction
• Employee Benefits	• Education
• Energy	• Financial Institutions
• Environmental	• Healthcare
• Financial and Professional (FINPRO)	• Hospitality & Gaming
• Marine	• Life Sciences
• Political Risk	• Manufacturing and Automotive
• Premium Finance	• Mining, Metals & Minerals
• Private Equity and Mergers & Acquisitions (PEMA)	• Power & Utilities
• Product Recall	• Public Entities
• Project Risk	• Real Estate
• Property	• Retail / Wholesale
• Surety	• Sports, Entertainment & Events
• Trade Credit	• Transportation

Marsh Global Analytics

Marsh's Global Analytics group applies analytics to risk and business management to help foster a better understanding of issues, substantiate decision making, support the implementation of innovative solutions and strategies, and reduce costs through risk financing optimization, catastrophic loss modeling and benchmarking information and tools.

Marsh Risk Solutions

Marsh Risk Consulting and the Captive Solutions practice comprise the Marsh Risk Solutions (MRS) business unit.

Marsh Risk Consulting (MRC) is a global organization comprised of specialists dedicated to providing clients with advice and solutions across a comprehensive range of insurable and non-insurable risk issues. MRC helps clients identify exposures, assess critical business functions and evaluate existing risk treatment practices and strategies. MRC provides client services in four main areas of exposure:

- Property Risk Consulting: Delivers a range of property risk engineering and loss control identification, assessment, and mitigation consulting solutions.
- Financial Advisory, Claims, Litigation Support: Provides a range of services, including forensic accounting, complex claim consulting and management, claim accounting preparation, mass tort consulting, and construction delay and dispute consulting.
- Workforce Strategies: Supports clients' efforts to reduce workers' compensation loss costs, increase the quality, safety, and efficiency of operations, and develop and implement sustainable safety and health management systems.
- Strategic Risk Consulting: Provides a range of services, including supply and value chain management, crisis management, reputational risk, clinical health care risk management, and enterprise risk and resiliency services.

Captive Solutions. Operating in 36 captive domiciles, along with consulting expertise residing in Marsh brokerage offices worldwide, the Captive Solutions practice serves more than 1,200 captive facilities, including single-parent captives, reinsurance pools, risk retention groups and others. The practice includes the Captive Advisory group, a consulting arm that performs captive feasibility studies and helps to structure and implement captive solutions, and Captive Management, an industry leader in managing captive facilities and in providing administrative, consultative and insurance-related services.

Bowring Marsh

Bowring Marsh is an international placement broker for property (including terrorism) and casualty risks. Bowring Marsh utilizes placement expertise in major international insurance market hubs, including Bermuda, Brazil, Dublin, London, Miami, Singapore, Tokyo and Zurich, and an integrated global network to secure advantageous terms and conditions for its clients throughout the world.

Marsh & McLennan Agency

Established in 2008, the Marsh & McLennan Agency ("MMA") meets the needs of mid-sized businesses in the United States. MMA's services are targeted to customers who seek professional advice on program structure, market knowledge, experience and expertise in their industry, competitive prices, and local resources and service professionals. MMA offers a broad range of commercial property, casualty and surety products and services, personal lines, as well as a broad range of solutions for employee health and benefits, retirement and administration needs, and life insurance/estate planning to clients through a dedicated sales and service force in retail locations, operating separately and in coordination with Marsh's other insurance broking operations.

Insurance Services Businesses (ISB)

Effective January 1, 2013, the management of Marsh's U.S. Consumer businesses, the Schinnerer Group and CS STARS were combined into one business unit called Insurance Services Businesses.

Marsh U.S. Consumer. Marsh has operated an array of consumer-oriented businesses which focus on insurance administration, servicing and sales to individual clients, either as standalone customers or as part of an affinity program. These businesses include Corporate Benefits, Association, Private Client Services and Sponsored Program & Franchise. Corporate Benefits, Association and Sponsored Program & Franchise are affinity/program businesses that sell and administer insurance products and services, most typically working through a sponsoring organization (e.g., employers, franchisors, associations). Products sold include property & casualty homeowners and/or commercial insurance as well as life, accident and health insurance coverages. Private Client Services provides sales and service to high net worth individuals, families and their advisors and focuses on delivery of property and casualty risk management solutions.

Effective January 1, 2013, the Corporate Benefits and Association businesses transferred to Mercer, while the Private Client Services and Sponsored Program & Franchise businesses will remain within the Insurance Services Businesses division at Marsh.

In 2011, Marsh decided to exit its business processing outsourcing ("BPO") business and in 2012, Marsh decided to exit its individual life insurance business in the U.S. known as Private Client Life Insurance Services, both of which were previously included in the Marsh U.S. Consumer operating unit.

Schinnerer Group. As one of the largest underwriting managers of professional liability and specialty insurance programs in the United States, Victor O. Schinnerer & Co. provides risk management and insurance solutions to clients through licensed brokers. This group includes ENCON Group Inc., a leading managing general agent in Canada. ENCON offers professional liability and construction insurance, as well as group and retiree benefits programs for individuals, professionals, organizations and businesses, through a national network of licensed insurance brokers and plan advisors.

CS STARS serves the technology needs of risk management professionals, as well as insurance carriers and third-party administrators, through integrated software and services that support risk management, claims administration, compliance management, and data management.

Global Consumer Operations

Marsh also operates a global Consumer business outside of the ISB business unit that focuses on either or both of affinity/program marketing and administration opportunities and high net worth individual insurance sales. These programs include a range of group health and life coverages, as well as property and casualty coverages.

Insurer Consulting

Marsh provides consulting and data analytics services to insurers. Through Marsh's patented electronic platform, MarketConnect, Marsh provides to insurers individualized preference setting and risk identification capabilities, as well as detailed performance data and metrics. Insurer consulting teams review performance metrics and preferences with insurers and work with them to help improve their performance, enhance their efficiency in the placement process and make their offerings more competitive and appealing to clients and prospects.

GUY CARPENTER

Guy Carpenter generated approximately 9% of the Company's total revenue in 2012. Over 2,200 Guy Carpenter professionals create and execute reinsurance and risk management solutions for clients worldwide, by providing risk assessment analytics, actuarial services, highly specialized product knowledge and trading relationships with reinsurance markets. Client services also include contract and claims management and fiduciary accounting.

Acting as a broker or intermediary on all classes of reinsurance, Guy Carpenter places two main types of property and casualty reinsurance: treaty reinsurance, which involves the transfer of a portfolio of risks; and facultative reinsurance, which entails the transfer of part or all of the coverage provided by a single insurance policy.

Guy Carpenter also provides reinsurance services in a broad range of specialty practice areas, including: agriculture; alternative risk transfer (such as group-based captives and insurance pools); aviation & aerospace; casualty clash (losses involving multiple policies or insureds); construction and engineering; credit, bond & political risk; excess & umbrella; general casualty; life, accident & health; marine and energy; medical professional liability; professional liability; program manager solutions; property; retrocessional reinsurance (reinsurance between reinsurers); surety (reinsurance of surety bonds and other financial guarantees); terror risk and workers compensation.

Guy Carpenter also offers clients alternatives to traditional reinsurance, including industry loss warranties and, through its appropriately licensed affiliates, capital markets alternatives such as transferring catastrophe risk through the issuance of risk-linked securities. GC Securities, the Guy Carpenter division of MMC Securities Corp., offers corporate finance solutions, including mergers & acquisitions and private debt and equity capital raising, and capital markets-based risk transfer solutions that complement Guy Carpenter's strong industry relationships, analytical capabilities and reinsurance expertise.

In addition, Guy Carpenter provides its clients with numerous reinsurance-related services, such as actuarial, enterprise risk management, financial and regulatory consulting, portfolio analysis and advice on the efficient use of capital. Guy Carpenter's GC Analytics® unit serves as a local resource that helps clients better understand and quantify the uncertainties inherent in their businesses. Working in close partnership with Guy Carpenter account executives, GC Analytics specialists can help support clients' critical decisions in numerous areas, including reinsurance utilization, catastrophe exposure portfolio management, new product/market development, rating agency, regulatory and account impacts, loss reserve risk, capital adequacy and return on capital.

Compensation for Services in Risk and Insurance Services

Marsh and Guy Carpenter are compensated for brokerage and consulting services primarily through fees and commissions. Commission rates vary in amount depending upon the type of insurance or reinsurance coverage provided, the particular insurer or reinsurer selected, the capacity in which the broker acts and negotiations with clients. Marsh and Guy Carpenter receive interest income on certain funds (such as premiums and claims proceeds) held in a fiduciary capacity for others. In certain countries, Marsh is compensated for insurer consulting services in the form of a fee or as a percentage of premium (or a combination of both). For a more detailed discussion of revenue sources and factors affecting revenue in our Risk and Insurance Services segment, see Part II, Item 7 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") of this report.

CONSULTING

The Company's consulting segment generated approximately 45% of the Company's total revenue in 2012 and employs approximately 23,000 colleagues worldwide. The Company conducts business in this segment through **Mercer** and **Oliver Wyman Group**.

MERCER

Mercer is a global consulting leader in talent, health, retirement and investments. Mercer helps clients around the world advance the health, wealth and performance of their most vital asset - their people. Mercer's approximately 19,600 employees are based in more than 40 countries. Clients include a majority of the companies in the Fortune 1000 and FTSE 100, as well as medium- and small-market organizations. Mercer generated approximately 33% of the Company's total revenue in 2012.

Mercer operates in the following areas:

Retirement. Mercer provides a wide range of strategic and compliance-related retirement services and solutions to corporate, governmental and institutional clients. Mercer assists clients worldwide in the design, governance and risk management of defined benefit, defined contribution and hybrid retirement plans. Mercer's financial approach to retirement services enables clients to consider the benefits, accounting, funding and investment aspects of plan design and management in the context of business objectives and governance requirements.

Health. In its health & benefits business, Mercer assists public and private sector employers in the design, management and administration of employee health care programs; compliance with local benefits-related regulations; and the establishment of health and welfare benefits coverage for employees. Mercer provides advice and solutions to employers on: total health management strategies; global health brokerage solutions; vendor performance and audit; life and disability management; and measurement of healthcare provider performance. These services are provided through traditional consulting as well as commission-based brokerage services in connection with the selection of insurance companies and healthcare providers.

Talent. Mercer's talent businesses advise organizations on the engagement, management and rewarding of employees; the design of executive remuneration programs; and improvement of human resource (HR) effectiveness. Through proprietary survey data and decision support tools, Mercer's information products solutions business provides clients with human capital information and analytical capabilities to improve strategic human capital decision making. Mercer's communication business helps clients to plan and implement HR programs and other organizational changes in order to maximize employee engagement, drive desired employee behaviors and achieve improvements in business performance.

Investments. Mercer provides investment consulting and other services to the fiduciaries of pension funds, foundations, endowments, other investors and wealth management companies in more than 35 countries. Mercer's services cover all stages of the institutional investment process, from strategy, structure and implementation to ongoing portfolio management.

Mercer provides delegated investment (fiduciary management) solutions to institutional investors (such as retirement plan sponsors and trustees), and to individual investors (primarily through the inclusion of funds managed by Mercer on defined contribution and wealth management platforms). Solutions include bundled services for frozen defined benefit plans utilizing our expertise in liability-driven investment and actuarial techniques, and personal wealth solutions. Mercer offers a diverse range of solutions to meet a full spectrum of risk/return preferences and manages investment vehicles across a range of investment strategies for clients globally. As of December 31, 2012, Mercer had assets under management of $69.8 billion worldwide.

Mercer also provides benefits administration services to clients globally as part of its Retirement, Health and Investments businesses. Mercer's administration offerings include total benefits outsourcing; total retirement outsourcing, including administration and delivery for retirement benefits; and stand-alone services for defined benefit administration, defined contribution administration, health benefits administration and flexible benefits programs.

OLIVER WYMAN GROUP

With approximately 3,400 professionals and offices in 25 countries, Oliver Wyman Group delivers advisory services to clients through three operating units, each of which is a leader in its field: Oliver Wyman; Lippincott; and NERA Economic Consulting. Oliver Wyman Group generated approximately 12% of the Company's total revenue in 2012.

Oliver Wyman is a leading global management consulting firm. Oliver Wyman's consultants specialize by industry and functional area, allowing clients to benefit from both deep sector knowledge and specialized expertise in strategy, operations, risk management and organizational transformation. Industry groups include:

- Automotive;
- Aviation, Aerospace and Defense;
- Communications, Media and Technology;
- Energy;
- Financial services, including corporate and institutional banking, insurance, wealth and asset management, public policy, and retail and business banking;
- Industrial products and services;
- Health and life sciences;
- Retail and consumer products; and
- Surface transportation.

Oliver Wyman overlays its industry knowledge with expertise in the following functional specializations:

- *Actuarial.* Oliver Wyman offers actuarial consulting services to public and private enterprises, self-insured group organizations, insurance companies, government entities, insurance regulatory agencies and other organizations.
- *Business and Organization Transformation.* Oliver Wyman advises organizations undergoing or anticipating profound change or facing strategic discontinuities or risks by providing guidance on leading the institution, structuring its operations, improving its performance, and building its organizational capabilities.
- *Corporate Finance & Restructuring.* Oliver Wyman provides an array of capabilities to support investment decision making by private equity funds, hedge funds, sovereign wealth funds, investment banks, commercial banks, arrangers, strategic investors, and insurers.
- *Risk Management.* Oliver Wyman works with CFOs, CROs, and other senior finance and risk management executives of corporations and financial institutions. Oliver Wyman provides a range of services that provide effective, customized solutions to the challenges presented by the evolving roles, needs and priorities of these individuals and organizations.

- *Marketing and Sales.* Oliver Wyman advises leading firms in the areas of offer/pricing optimization; product/service portfolio management; product innovation; marketing spend optimization; value-based customer management; and sales and distribution model transformation.
- *Operations and Technology.* Oliver Wyman offers market-leading IT organization design, IT economics management, Lean Six Sigma principles and methodologies, and sourcing expertise to clients across a broad range of industries.
- *Strategy.* Oliver Wyman is a leading provider of corporate strategy advice and solutions in the areas of growth strategy and corporate portfolio; non-organic growth and M&A; performance improvement; business design and innovation; corporate center and shared services; and strategic planning.

Lippincott is a brand strategy and design consulting firm which advises corporations around the world in a variety of industries on corporate branding, identity and image. Lippincott has helped create some of the world's most recognized brands.

NERA Economic Consulting provides economic analysis and advice to public and private entities to achieve practical solutions to highly complex business and legal issues arising from competition, regulation, public policy, strategy, finance and litigation. NERA professionals operate worldwide assisting clients including corporations, governments, law firms, regulatory agencies, trade associations, and international agencies. NERA's specialized practice areas include: antitrust; securities; complex commercial litigation; energy; environmental economics; network industries; intellectual property; product liability and mass torts; and transfer pricing.

Compensation for Services in Consulting

Mercer and the Oliver Wyman Group businesses are compensated for advice and services primarily through fees paid by clients. Mercer's health & benefits business is compensated through commissions for the placement of insurance contracts (comprising more than half of the revenue in the health & benefits business) and consulting fees. Mercer's discretionary investment management business and certain of Mercer's defined contribution administration services are compensated typically through fees based on assets under administration and/or management. For a more detailed discussion of revenue sources and factors affecting revenue in the Consulting segment, see Part II, Item 7 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") of this report.

REGULATION

The Company's activities are subject to licensing requirements and extensive regulation under United States federal and state laws, as well as laws of other countries in which the Company's subsidiaries operate. See Part I, Item 1A ("Risk Factors") below for a discussion of how actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have an adverse effect on our businesses.

Risk and Insurance Services. While laws and regulations vary from location to location, every state of the United States and most foreign jurisdictions require insurance market intermediaries and related service providers (such as insurance brokers, agents and consultants, reinsurance brokers, managing general agents and third party administrators) to hold an individual and/or company license from a governmental agency or self-regulatory organization. Some jurisdictions issue licenses only to individual residents or locally-owned business entities; in those instances, if the Company has no licensed subsidiary, it may maintain arrangements with residents or business entities licensed to act in such jurisdiction. Such arrangements are subject to an internal review and approval process. Licensing of reinsurance intermediary brokers is generally less rigorous as compared to insurance regulation, and most jurisdictions require only corporate reinsurance intermediary licenses.

Beginning in January 2005, all European Union member states were required to implement the Insurance Mediation Directive. This Directive aims to apply consistent minimum professional standards to insurance and reinsurance intermediaries, including a licensing system based on an assessment of factors such as professional competence, financial capacity and professional indemnity insurance. The adoption by member states of the European Union of regulations to comply with the Directive has led our insurance intermediary operations in the European Union to become subject to enhanced regulatory requirements. In January 2005, as part of the implementation of the Directive in the United Kingdom, the power and responsibilities of the Financial Services Authority ("FSA") were expanded to include regulation of insurance and reinsurance intermediaries in the United Kingdom.

Insurance authorities in the United States and certain other jurisdictions in which the Company's subsidiaries do business, including the FSA in the United Kingdom, also have enacted laws and regulations governing the investment of funds, such as premiums and claims proceeds, held in a fiduciary capacity for others. These laws and regulations typically provide for segregation of these fiduciary funds and limit the types of investments that may be made with them, and generally apply to both the insurance and reinsurance business.

Certain of the Company's Risk and Insurance Services activities are governed by other regulatory bodies, such as investment, securities and futures licensing authorities. In the United States, Marsh and Guy Carpenter use the services of MMC Securities Corp., a broker-dealer and investment adviser, registered in the U.S. with the SEC, and a member of the Financial Industry Regulatory Agency (FINRA) and the Securities Investor Protection Corporation (SIPC), primarily in connection with investment banking-related services relating to insurance-linked and alternative risk financing transactions. Also in the United States, Marsh uses the services of NIA Securities, LLC, a U.S. registered broker-dealer and investment adviser. Guy Carpenter provides advice on securities or investments in the European Union through MMC Securities (Europe) Limited, which is authorized and regulated by the FSA. Marsh also receives investment management services in the European Union from Marsh Investment Services Limited, which is also regulated by the FSA. MMC Securities Corp., MMC Securities (Europe) Limited, NIA Securities, LLC, and Marsh Investment Services Limited are indirect, wholly-owned subsidiaries of Marsh & McLennan Companies, Inc.

In some jurisdictions, insurance-related taxes may be due either directly from clients or from the insurance broker. In the latter case, the broker customarily looks to the client for payment.

Consulting. Certain of Mercer's retirement-related consulting services are subject to pension law and financial regulation in many countries, including by the SEC in the United States and the FSA in the United Kingdom. In addition, the trustee services, investment services (including advice to persons, institutions and other entities on the investment of pension assets and assumption of discretionary investment management responsibilities) and retirement and employee benefit program administrative services provided by Mercer and its subsidiaries and affiliates are subject to investment and securities regulations in various jurisdictions. The benefits insurance consulting and brokerage services provided by Mercer and its subsidiaries and affiliates are subject to the same licensing requirements and regulatory oversight as the insurance market intermediaries described above regarding our Risk and Insurance Services businesses. Mercer uses the services of MMC Securities Corp. with the provision of certain retirement and employee benefit services. Oliver Wyman Group uses the services of MMC Securities Corp. (in the United States) and MMC Securities (Europe) Limited (in the European Union), primarily in connection with corporate finance advisory services.

COMPETITIVE CONDITIONS

The Company faces strong competition in all of its businesses from providers of similar products and services, including competition with regard to identifying and pursuing acquisition candidates. The Company also encounters strong competition throughout its businesses from both public corporations and private firms in attracting and retaining qualified employees. In addition to the discussion below, see "Risks Relating to the Company Generally-Competitive Risks," in Part I, Item 1A of this report.

Risk and Insurance Services. The Company's combined insurance and reinsurance services businesses are global in scope. The principal bases upon which our insurance and reinsurance businesses compete include the range, quality and cost of the services and products provided to clients. The Company encounters strong competition from other insurance and reinsurance brokerage firms that operate on a nationwide or worldwide basis, from a large number of regional and local firms in the United States, the European Union and elsewhere, from insurance and reinsurance companies that market, distribute and service their insurance and reinsurance products without the assistance of brokers or agents and from other businesses, including commercial and investment banks, accounting firms and consultants, that provide risk-related services and products.

Certain insureds and groups of insureds have established programs of self insurance (including captive insurance companies) as a supplement or alternative to third-party insurance, thereby reducing in some cases their need for insurance placements. Certain insureds also obtain coverage directly from insurance providers. There are also many other providers of affinity group and private client services, including specialized firms, insurance companies and other institutions.

Consulting. The Company's consulting and HR outsourcing businesses face strong competition from other privately and publicly held worldwide and national companies, as well as regional and local firms. These businesses compete generally on the basis of the range, quality and cost of the services and products provided to clients. Competitors include independent consulting and outsourcing firms, as well as consulting and outsourcing operations affiliated with accounting, information systems, technology and financial services firms.

Mercer's investments business faces competition from many sources, including multi-manager services offered by other investment consulting firms and financial institutions. In many cases, clients have the option of handling the services provided by Mercer and Oliver Wyman Group internally, without assistance from outside advisors.

Segmentation of Activity by Type of Service and Geographic Area of Operation.

Financial information relating to the types of services provided by the Company and the geographic areas of its operations is incorporated herein by reference to Note 16 to the consolidated financial statements included under Part II, Item 8 of this report.

Employees

As of December 31, 2012, the Company and its consolidated subsidiaries employed approximately 54,000 people worldwide, including approximately 29,000 in risk and insurance services, 23,000 in consulting, and 1,600 individuals at the parent-company level.

EXECUTIVE OFFICERS OF THE COMPANY

The executive officers of the Company are appointed annually by the Company's Board of Directors. Effective as of March 1, 2013, the following individuals will be executive officers of the Company:

Peter J. Beshar, age 51, is Executive Vice President and General Counsel of Marsh & McLennan Companies. Before joining Marsh & McLennan Companies in November 2004, Mr. Beshar was a Litigation Partner in the law firm of Gibson, Dunn & Crutcher LLP. Mr. Beshar joined Gibson, Dunn & Crutcher in 1995 after serving as an Assistant Attorney General in the New York Attorney General's office and as the Special Assistant to Cyrus Vance in connection with the peace negotiations in the former Yugoslavia.

J. Michael Bischoff, age 65, is the Company's Chief Financial Officer. Mr. Bischoff has held a number of senior financial management positions with Marsh & McLennan Companies since joining the Company in 1982. In his most recent role as Vice President, Corporate Finance, Mr. Bischoff was responsible for leading and directing the Company's Corporate Development, Mergers & Acquisitions, Treasury and Investor Relations functions. His prior experience was with the Board of Governors of the Federal Reserve System.

John P. Drzik, age 50, is President and Chief Executive Officer of Oliver Wyman Group, a position he assumed in June 2006. From 2003 to 2006, Mr. Drzik was President of Mercer Oliver Wyman, which was formed following Marsh & McLennan Companies' acquisition of Oliver, Wyman & Company in 2003. He joined Oliver, Wyman & Company in 1984 and became President in 1995.

E. Scott Gilbert, age 57, is Senior Vice President and Chief Risk and Compliance Officer of Marsh & McLennan Companies. In addition to managing the Company's Risk and Compliance function, Mr. Gilbert also oversees the Company's Business Resiliency Management, Global Security and Global Technology Infrastructure groups. Prior to joining Marsh & McLennan Companies in January 2005, he had been the Chief Compliance Counsel of the General Electric Company since September 2004. Prior thereto, he was

Counsel, Litigation and Legal Policy at GE. Between 1986 and 1992, when he joined GE, he served as an Assistant United States Attorney in the Southern District of New York.

Daniel S. Glaser, age 52, is President and Chief Executive Officer of Marsh & McLennan Companies. Prior to assuming this role in January 2013, Mr. Glaser served as Group President and Chief Operating Officer of Marsh & McLennan Companies from April 2011 through December 2012, with strategic and operational oversight of both the Risk and Insurance Services and the Consulting segments of the Company. Mr. Glaser rejoined Marsh in December 2007 as Chairman and Chief Executive Officer of Marsh Inc. after serving in senior positions in commercial insurance and insurance brokerage in the United States, Europe, and the Middle East. He began his career at Marsh 30 years ago. Mr. Glaser is a former Chairman of BritishAmerican Business and serves on its International Advisory Board. He is a member of the Board of Directors of Insurance Information Institute, the Board of Trustees of the American Institute for Chartered Property Casualty Underwriters and the Board of Trustees of Ohio Wesleyan University.

Laurie Ledford, age 55, is the Company's Senior Vice President and Chief Human Resources Officer. Ms. Ledford is responsible for the firm's overall human capital and talent strategy and the delivery of human resources services to approximately 54,000 colleagues worldwide. Prior to her current role, Ms. Ledford served as Chief Human Resources Officer (CHRO) for Marsh Inc. Ms. Ledford joined Marsh in 2000 and was named CHRO in 2006, after having served as Senior Human Resources Director for Marsh's International Specialty Operations. Her prior experience was with Citibank and NationsBank.

Alexander S. Moczarski, age 57, is President and Chief Executive Officer of Guy Carpenter. In addition, Mr. Moczarski is Chairman of Marsh & McLennan Companies International. In this role, Mr. Moczarski oversees the Company's international strategy, as well as its expanding group of Country Corporate Officers located in regions around the world. Prior to being named Guy Carpenter CEO in April 2011, Mr. Moczarski was President and CEO of the International Division of Marsh. Since 2008, Mr. Moczarski, who has more than 30 years of experience in the insurance industry, joined Marsh in 1993 as director of planning and development for Argentina and Chile. In 2001, he became region head for Latin America and the Caribbean. In 2004, he became head of the firm's International Specialty Operations, a region that encompassed Africa, Asia, Pacific, Latin America, and the Caribbean. In 2006, Mr. Moczarski became CEO of Marsh's UK, Europe, Middle East and Africa region (EMEA).

David A. Nadler, age 64, is Vice Chairman, Office of the CEO, of Marsh & McLennan Companies. Dr. Nadler founded the Delta Consulting Group, Inc., a consulting firm specializing in executive leadership and organizational change, in 1980. He served as Chairman and Chief Executive Officer of that firm until its acquisition by Mercer in 2000, when it became Mercer Delta Consulting.

Julio A. Portalatin, age 54, is President and Chief Executive Officer of Mercer. Prior to joining Mercer, Mr. Portalatin was the President and CEO of Chartis Growth Economies, and Senior Vice President, American International Group (AIG). In that role, he had responsibility for operations in Asia Pacific, South Asia, Latin America, Africa, the Middle East and Central Europe. Mr. Portalatin began his career with AIG in 1993 and thereafter held a number of key leadership roles, including President of the Worldwide Accident & Health Division at American International Underwriters (AIU) from 2002-2007. From 2007-2010, he served as President and CEO of Chartis Europe S.A. and Continental European Region, based in Paris, before becoming President and CEO of Chartis Emerging Markets. Prior to joining AIG / Chartis, Mr. Portalatin spent 12 years with Allstate Insurance Company in various executive product underwriting, distribution and marketing positions.

Peter Zaffino, age 46, is President and Chief Executive Officer of Marsh. Prior to being named Marsh CEO in April 2011, Mr. Zaffino was President and Chief Executive Officer of Guy Carpenter, a position he assumed in early 2008. Previously, he was an Executive Vice President of Guy Carpenter and had held a number of senior positions, including Head of Guy Carpenter's U.S. Treaty Operations and Head of the firm's Global Specialty Practices business. Mr. Zaffino has over 20 years of experience in the Insurance and Reinsurance industry. Prior to joining Guy Carpenter in 2001, he held several senior positions, most recently serving in an executive role with a GE Capital portfolio company.

AVAILABLE INFORMATION

The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act, the Company files with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The Company makes these reports and any amendments to these reports available free of charge through its website, www.mmc.com, as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC, 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like the Company, that file electronically with the SEC.

The Company also posts on its website the following documents with respect to corporate governance:

- Guidelines for Corporate Governance;
- Code of Conduct, *The Greater Good*;
- Procedures for Reporting Complaints and Concerns Regarding Accounting Matters; and
- the charters of the Audit Committee, Compensation Committee, Compliance and Risk Committee, Corporate Responsibility Committee and Directors and Governance Committee of the Company's Board of Directors.

All of the above documents are available in printed form to any Company stockholder upon request.

Item 1A. Risk Factors

You should consider the risks described below in conjunction with the other information presented in this report. These risks have the potential to materially adversely affect the Company's business, results of operations or financial condition.

RISKS RELATING TO THE COMPANY GENERALLY

Legal and Regulatory Issues

We are subject to significant uninsured exposures arising from "errors and omissions" claims.

Our operating companies provide numerous professional services, including the placement of insurance and the provision of consulting, actuarial and other services for corporate and public clients around the world. As a result of these activities, the Company and its subsidiaries are subject to a significant number of errors and omissions, or "E&O" claims, particularly in our Marsh and Mercer businesses in the U.S. and the U.K. In our Risk and Insurance Services segment, such claims include allegations of damages arising from our failure to adequately place coverage or notify insurers of potential claims on behalf of clients. In our Consulting segment, such claims include allegations of damages arising from our actuarial, consulting, pension administration and other services, which frequently involve (1) assumptions and estimates concerning contingent future events, (2) complex drafting and interpretation of documentation governing pension plans, and (3) calculating benefits within complicated pension structures. Given the long-tail nature of professional liability claims, E&O matters often relate to services provided by the Company dating back many years. In each of our segments, E&O claims seek damages, including punitive and treble damages, in amounts that could, if awarded, be significant and subject us to potential liability for monetary damages, negative publicity, reputational harm and to diversion of personnel and management resources.

In establishing liabilities for errors and omissions claims in accordance with FASB ASC Subtopic No. 450-20 (Contingencies-Loss Contingencies), the Company utilizes case level reviews by inside and outside counsel, an internal actuarial analysis and other analysis to estimate potential losses. A liability is established when a loss is both probable and reasonably estimable. The liability is reviewed quarterly and adjusted as developments warrant. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because we are unable, at the present time, to make a determination that a loss is both probable and reasonably estimable. Nevertheless, given the unpredictability of E&O claims and of litigation that could flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on the Company's businesses, results of operations, financial condition or cash flow in a given quarterly or annual period.

To the extent that expected losses exceed our deductible in any policy year, the Company also records an asset for the amount that we expect to recover under any available third-party insurance programs. The Company has varying levels of third-party insurance coverage, with policy limits and coverage terms varying significantly by policy year.

Further, as more fully described in Note 15 to our consolidated financial statements included under Part II, Item 8 of this report, we are subject to legal proceedings, regulatory investigations and other contingencies other than E&O claims which, if determined unfavorably to us, could have a material adverse effect on our business, results of operations or financial condition.

Our internal systems and controls cannot guarantee that we are in compliance with all potentially applicable U.S. federal and state or foreign laws and regulations, and actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have a material adverse effect on our business.

Our activities are subject to extensive regulation under the laws of the United States and its various states, the European Union and its member states, and the other jurisdictions in which we operate. For example, we are subject to regulation by foreign and domestic governments, regulatory agencies such as the SEC in the United States and the FSA in the United Kingdom, and self-regulatory organizations such as FINRA, as described further above under Part I, Item 1 - Business (Regulation) of this report. The foreign and U.S. laws and regulations that are applicable to our operations are complex and may increase the costs of regulatory compliance, limit or restrict the products or services we sell or subject our business to the possibility of regulatory actions or proceedings. These laws and regulations include trade sanctions laws such as the Iran Threat Reduction and Syria Human Rights Act of 2012, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010, local laws prohibiting corrupt payments to governmental officials, as well as import and export restrictions.

As a publicly-traded company, we are subject to additional federal, state and other rules and regulations, including those required by the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Compliance with the requirements of these laws and regulations may be costly and adversely affect our business.

While we attempt to comply with all applicable laws and regulations, there can be no assurance that we, our employees, our consultants or our contractors are in full compliance with all applicable laws and regulations or interpretations of these laws and regulations at all times or that we will be able to comply with any future laws or regulations. If we fail to comply with applicable laws and regulations, including those referred to above, we may be subject to investigations, criminal sanctions or civil remedies, including fines, injunctions, loss of an operating license or approval, increased scrutiny or oversight by regulatory authorities, the suspension of individual employees, limitations on engaging in a particular business or redress to clients. The cost of compliance or the consequences of non-compliance could have a material adverse effect on our businesses, results of operations or financial condition. In addition, these matters could have a material adverse effect on the Company by exposing us to negative publicity, reputational damage or harm to our client or employee relationships.

In most jurisdictions, government regulatory authorities have the power to interpret or amend applicable laws and regulations, and have discretion to grant, renew and revoke various licenses and approvals we need to conduct our activities. Such authorities may require the Company to incur substantial increases in costs in order to comply with such laws and regulations. In some areas of our businesses, we act on the basis of our own or the industry's interpretations of applicable laws or regulations, which may conflict from state to state or country to country. In the event those interpretations eventually prove different from those of regulatory authorities, we might be penalized or precluded from carrying on our previous activities. Moreover, the laws and regulations to which we are subject may conflict among the various jurisdictions and countries in which we operate.

The method by which insurance intermediaries are compensated has received substantial scrutiny in the past decade because of the potential for conflicts of interest. The amount of compensation that we receive from insurance companies, including in the form of consulting and other services, has increased in the last two years. Future changes in the regulatory environment may impact our ability to earn certain revenue streams. Adverse regulatory developments regarding the forms of compensation that we earn could have a material adverse effect on our business, results of operations or financial condition.

Finally, government involvement in the insurance or reinsurance markets could displace insurance or reinsurance currently available from the private market and adversely affect our business, results of operations or financial condition.

Improper disclosure of personal data could result in legal liability or harm our reputation.

In many jurisdictions, we are subject to laws relating to the collection, use, retention, security and transfer of our clients' confidential and proprietary information and the personal information of our employees, our individual customers, and our clients' employees and retirement and other benefit plan participants. In many cases, these laws apply not only to third-party transactions, but also to transfers of information among our affiliates. We maintain policies, procedures and technological safeguards designed to protect the security and privacy of this information. Nonetheless, we cannot entirely eliminate the risk of improper access to or disclosure of personal information. Such disclosure could harm our reputation and subject us to liability under our contracts, as well as laws and regulations, resulting in increased costs or loss of revenue.

Further, data privacy is subject to frequently changing laws, rules and regulations in the various jurisdictions and countries in which we operate. For example, a revision to the 1995 European Union Data Protection Directive is currently being considered by European legislative bodies that may include more stringent operation requirements and significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing legal or regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, as well as the general risks described above relating to our compliance systems and controls.

Financial Risks

Our pension obligations may cause the Company's earnings and cash flows to fluctuate.

The Company has significant pension obligations to its current and former employees, totaling approximately $13.8 billion and related plan assets of approximately $12.2 billion at December 31, 2012. The Company's policy for funding its tax qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth by U.S. law and the laws of the non-U.S. jurisdictions in which the Company offers defined benefit plans. In the U.S., contributions to the tax-qualified defined benefit plans are based on ERISA guidelines. Contribution rates for non-US plans are generally based on local funding practices and statutory requirements, which may differ from measurements under U.S. GAAP. In the U.K., for example, contributions to defined benefit pension plans are determined through a negotiation process between the Company and the plans' trustee that typically occurs every three years in conjunction with the actuarial valuation of the plans. This process is governed by U.K. pension regulations. The assumptions that result from the funding negotiations are different from those used for U.S. GAAP and currently result in a lower funded status than under U.S. GAAP.

During 2012, the Company contributed $124 million to its U.S. pension plans and $389 million to non-U.S. pension plans. As more fully described in Note 8 to our consolidated financial statements, funding amounts will be impacted by future asset performance, the assumed interest rates we use to discount our pension liabilities, rates of inflation, mortality assumptions and other variables impacting the assets and/or liabilities of the plan. In accordance with ASC Topic No. 715, the Company reflects the over- or under-funded amount of its pension plans as assets or liabilities, respectively. Given the magnitude of our worldwide pension plans, variations in any of the preceding factors could cause significant fluctuation in our earnings as well as our equity from year to year and may result in increased levels of contributions to our pension plans, particularly in the U.K.

Our results of operations could be adversely affected by economic and political conditions and the effects of these conditions on our clients' businesses and levels of business activity.

Global economic and political conditions affect our clients' businesses and the markets they serve. These economic conditions may reduce demand for our services or depress pricing of those services, which could have a material adverse effect on our results of operations. Changes in global economic conditions could also shift demand to services for which we do not have competitive advantages, and this could negatively affect the amount of business that we are able to obtain. Should it become necessary for us to restructure our business, including reducing our work force, as a result of market conditions or other factors that reduce the demand for our products and services, our ability to execute our business strategy could be adversely affected.

Financial institution failures may cause us to incur increased expenses or make it more difficult either to utilize our existing debt capacity or otherwise obtain financing for our operations, investing activities (including the financing of any future acquisitions), or financing activities.

Our cash investments, including those held in a fiduciary capacity, are subject to general credit, liquidity, counterparty, market and interest rate risks that may be exacerbated by the difficulties faced by financial institution counterparties. If the banking system or the fixed income, credit or equity markets deteriorate, the values and liquidity of our investments could be adversely affected.

Concerns regarding the European debt crisis and market perceptions concerning the instability of the Euro could adversely affect the Company's operating results as well as the value of the Company's Euro-denominated assets.

Concerns persist regarding the ability of certain Eurozone countries to service their debt obligations. As a result, a number of these countries have undertaken a variety of actions, such as cutting spending and raising taxes, designed to ease their future debt burdens. A potential consequence may be stagnant growth, or even recession, in the Eurozone economies and beyond. Also, the stability of the Euro and its viability as a single currency is being called into question. In the future, certain countries may find it advantageous to leave the Eurozone and reintroduce their local currencies to retain better control over their economic situations. A more extreme outcome is the complete dissolution of the Euro. Any of these developments could lead to further contraction in the Eurozone economies, adversely affecting our operating results in the region. The Company may also face increased credit risk as our clients and financial institution counterparties in the region find themselves with reduced resources to meet their obligations. Finally, the value of the Company's assets held in the Eurozone, including cash holdings, will decline if the currency devalues.

Our significant non-U.S. operations expose us to exchange rate fluctuations and various risks that could impact our business.

We are subject to exchange rate risk because some of our subsidiaries receive revenue other than in their functional currencies, and because we must translate the financial results of our foreign subsidiaries into U.S. dollars. Our U.S. operations earn revenue and incur expenses primarily in U.S. dollars. In certain jurisdictions, however, our Risk and Insurance Services operations generate revenue in a number of different currencies, but expenses are almost entirely incurred in local currency. Due to fluctuations in foreign exchange rates, we are subject to economic exposure as well as currency translation exposure on the profits of our operations. Exchange rate risk could have a significant impact on our financial condition, results of operations or cash flow.

Increased counterparty risk and changes in interest rates could reduce the value of our investment portfolio and adversely affect our financial results.

During times of stress in the banking industry counterparty risk can quickly escalate, potentially resulting in substantial trading and investment losses for corporate and other investors. In addition, we may incur investment losses as a result of unusual and unpredictable market developments, and we may continue to experience reduced investment earnings if the yields on investments deemed to be low risk remain low.

Credit rating downgrades would increase our financing costs and could subject us to operational risk.

Currently, the Company's senior debt is rated Baa2 by Moody's and BBB by S&P. These ratings are the next-to-lowest investment grade rating for each of Moody's and S&P. Ratings from both S&P and Moody's currently carry a Stable outlook.

If we need to raise capital in the future (for example, in order to fund maturing debt obligations or finance acquisitions or other initiatives), a credit rating downgrade would increase our financing costs, and could limit our access to financing sources. Further, we believe that a downgrade to a rating below investment-grade could result in greater operational risks through increased operating costs and increased competitive pressures.

We are a holding company and, therefore, may not be able to receive dividends or other distributions in needed amounts from our subsidiaries.

The Company is organized as a holding company, a legal entity separate and distinct from our operating subsidiaries. As a holding company without significant operations of our own, we are dependent upon dividends and other payments from our operating subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations, for paying dividends to stockholders and for corporate expenses. In the event our operating subsidiaries are unable to pay dividends and other payments to the Company, we may not be able to service debt, pay obligations or pay dividends on common stock.

Further, the Company derives a significant portion of its revenue and operating profit from operating subsidiaries located outside the U.S. Since the majority of financing obligations as well as dividends to stockholders are made from the U.S., it is important to be able to access cash generated outside the U.S.

Funds from the Company's operating subsidiaries outside the U.S. are regularly repatriated to the U.S. via stockholder distributions and intercompany financings. A number of factors may arise that could limit our ability to repatriate funds or make repatriation cost prohibitive, including, but not limited to, foreign exchange rates and tax-related costs.

In the event we are unable to generate cash from our operating subsidiaries for any of the reasons discussed above, our overall liquidity could deteriorate.

Our quarterly revenues and profitability may fluctuate significantly.

Quarterly variations in revenues and operating results may occur due to several factors. These include:

- the significance of client engagements commenced and completed during a quarter;
- the possibility that clients may decide to delay or terminate a current or anticipated project as a result of factors unrelated to our work product or progress;
- fluctuations in hiring and utilization rates and clients' ability to terminate engagements without penalty;
- seasonality due to the impact of regulatory deadlines, policy renewals and other timing factors to which our clients are subject;
- the success of our strategic acquisitions, alliances or investments;
- macroeconomic factors such as changes in foreign exchange rates, interest rates and global securities markets, particularly in the case of Mercer, where fees in certain business lines are derived from the value of assets under management (or administration), and declines in global securities markets; and
- general economic conditions, since results of operations are directly affected by the levels of business activity of our clients, which in turn are affected by the level of economic activity in the industries and markets that they serve.

A significant portion of our total operating expenses is relatively fixed in the short term. Therefore, a variation in the number of client assignments or in the timing of the initiation or the completion of client assignments can cause significant variations in quarterly operating results for these businesses.

International Operations

We are exposed to multiple risks associated with the global nature of our operations.

We do business worldwide. In 2012, 56% of the Company's total revenue was generated from operations outside the United States, and over one-half of our employees are located outside the United States. We expect to expand our non-U.S. operations further.

The geographic breadth of our activities subjects us to significant legal, economic, operational, market, compliance and reputational risks. These include, among others, risks relating to:

- economic and political conditions in foreign countries, including the European debt crisis;
- unexpected increases in taxes or changes in U.S. or foreign tax laws;
- withholding or other taxes that foreign governments may impose on the payment of dividends or other remittances to us from our non-U.S. subsidiaries;
- potential transfer pricing-related tax exposures that may result from the allocation of U.S.-based costs that benefit our non-U.S. businesses;
- potential conflicts of interest that may arise as we expand the scope of our businesses and our client base;
- international hostilities, terrorist activities, natural disasters and infrastructure disruptions;
- local investment or other financial restrictions that foreign governments may impose;
- potential costs and difficulties in complying with a wide variety of foreign laws and regulations (including tax systems) administered by foreign government agencies, some of which may conflict with U.S. or other sources of law;
- potential costs and difficulties in complying, or monitoring compliance, with foreign and U.S. laws and regulations that are applicable to our operations abroad, including trade sanctions laws such as the Iran Threat Reduction and Syria Human Rights Act of 2012, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010, local laws prohibiting corrupt payments to governmental officials, as well as import and export restrictions;
- limitations or restrictions that foreign or U.S. legislative bodies or regulators may impose on the products or services we sell or the methods by which we sell our products and services;
- limitations that foreign governments may impose on the conversion of currency or the payment of dividends or other remittances to us from our non-U.S. subsidiaries;
- the length of payment cycles and potential difficulties in collecting accounts receivable, particularly in light of the increasing number of insolvencies in the current economic environment and the numerous bankruptcy laws to which they are subject;
- engaging and relying on third parties to perform services on behalf of the Company; and
- potential difficulties in monitoring employees in geographically dispersed locations.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Should we experience a local or regional disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, cyber attack, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel, our office facilities, and the proper functioning of our computer, telecommunication and other related systems and operations. In such an event, our operational size, the multiple locations from which we operate, and our existing back-up systems would provide us with an important advantage. Nevertheless, we could still experience near-term operational challenges with regard to particular areas of our operations, such as key executive officers or personnel.

Our operations are dependent upon our ability to protect our technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. We could potentially lose client data or experience material adverse interruptions to our operations or delivery of services to our clients in a disaster recovery scenario.

We regularly assess and take steps to improve upon our existing business continuity plans and key management succession. However, a disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability.

Competitive Risks

Each of the Company's businesses operates in a highly competitive environment. If we fail to compete effectively, our business and results of operations will suffer.

As a global professional services firm, the Company faces acute and continuous competition in each of its operating segments. Our ability to compete successfully depends on a variety of factors, including our geographic reach, the sophistication and quality of our services, our pricing relative to competitors and our customers' option to self-insure or utilize internal resources instead of consultants. If we are unable to respond successfully to the competition we face, our business and results of operations will suffer.

In addition, given the global breadth of the Company's operations, the Company derives a significant portion of its revenue and operating profit from operating subsidiaries located outside the United States. Funds from the Company's operating subsidiaries located outside the U.S. are regularly repatriated to the United States out of annual earnings to pay dividends to stockholders, fund share repurchases and for other corporate purposes. The Company's consolidated tax rate is higher than a number of its key competitors that are domiciled outside the United States where corporate tax rates are lower than the U.S. statutory tax rate. The consolidated tax rate at which our earnings are taxed could have an adverse impact on our ability to compete with our peers.

In our Risk and Insurance Services segment, we compete intensely against a wide range of other insurance and reinsurance brokerage firms that operate on a global, regional, national or local scale for both client business and employee talent. We compete as well with insurance and reinsurance companies that market and service their insurance products without the assistance of brokers or other market intermediaries, and with various other companies that provide risk-related services. The above competition is intensified by an industry trend toward a "syndicated" or "distributed" approach to the purchase of insurance and reinsurance brokerage services, whereby a client engages multiple brokers to service different portions of the client's account.

In our Consulting segment, we compete for business and employee talent with numerous consulting firms and organizations affiliated with accounting, information systems, technology and financial services firms around the world.

The loss of key professionals could hurt our ability to retain existing client revenues and generate revenues from new business.

Across all of our businesses, our colleagues are critical to developing and retaining the client relationships on which our revenues depend. It is therefore very important for us to retain significant revenue-producing employees and the key managerial and other professionals who support them. We face numerous challenges in this regard, including the intense competition for talent in all of our businesses and the general mobility of professionals in our businesses.

Losing employees who manage or support substantial client relationships or possess substantial experience or expertise could adversely affect our ability to secure and complete client engagements, which would adversely affect our results of operations. In addition, if any of our key professionals were to join an existing competitor or form a competing company, some of our clients could choose to use the services of that competitor instead of our services.

Consolidation in the industries we serve could adversely affect our business.

Companies in the industries that we serve may seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If two or more of our current clients merge or consolidate and combine their operations, it may decrease the amount of work that we perform for these clients. If one of our current clients merges or consolidates with a company that relies on another provider for its services, we may lose work from that client or lose the opportunity to gain additional work. Any of these possible results of industry consolidation could adversely affect our business. Guy Carpenter is especially susceptible to this risk given the limited number of insurance company clients and reinsurers in the marketplace.

Our businesses face rapid technological changes and our failure to adequately anticipate or respond to these changes or to successfully implement strategic initiatives could adversely affect our business and results of operations.

To remain competitive in many of our business areas, we must identify the most current technologies and methodologies and integrate them into our service offerings. In addition, we have a number of strategic initiatives involving investments in technology systems and infrastructure to support our growth strategy. In addition to new platforms and systems, we are deploying new processes and many of our colleagues across the business are changing the way they perform certain roles to capture efficiencies. If we do not keep up with technological changes or execute well on our strategic initiatives, our business and results of operations could be adversely impacted.

Acquisitions and Dispositions

We face risks when we acquire and dispose of businesses.

We have a history of making acquisitions, including a total of 41 acquisitions in the period 2009-2012 for aggregate purchase consideration of $1.7 billion. We have also exited various businesses, including the sale of Putnam Investments Trust ("Putnam") in August 2007 and the sale of Kroll in 2010. We expect that acquisitions will continue to be a key part of our business strategy. Our success in this regard will depend on our ability to identify and compete for appropriate acquisition candidates and to complete with favorable results the transactions we decide to pursue.

While we intend that our acquisitions will improve our competitiveness and profitability, we cannot be certain that our past or future acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Acquisitions involve special risks, including accounting, regulatory, compliance, information technology or human resources issues that could arise in connection with, or as a result of, the acquisition of the acquired company; the potential assumption of unanticipated liabilities and contingencies and difficulties in integrating acquired businesses; and acquired businesses may not achieve the levels of revenue, profit or productivity we anticipate or otherwise perform as we expect. In addition, if in the future, the performance of our reporting units or an acquired business varies from our projections or assumptions, or estimates about future profitability of our reporting units or an acquired business change, the estimated fair value of our reporting units or an acquired business could change materially and could result in an impairment of goodwill and other acquisition-related intangible assets recorded on our balance sheet or in adjustments in contingent payment amounts. As of December 31, 2012, the Company's consolidated balance sheet reflected $7.3 billion of goodwill and intangible assets, representing approximately 45% of the Company's total consolidated assets and allocated by reporting segment as follows: Risk and Insurance Services, $5.1 billion and Consulting, $2.2 billion. Given the significant size of the Company's goodwill and intangible assets, an impairment could have a material adverse effect on our results of operations in any given period.

When we dispose of businesses we are subject to the risk, contractually agreed or otherwise, of post-transaction liabilities. For example, as described in Note 15 to our consolidated financial statements included under Part II, Item 8 of this report, we have retained certain contingent litigation liabilities relating to Kroll.

RISKS RELATING TO OUR RISK AND INSURANCE SERVICES SEGMENT

Our Risk and Insurance Services segment, conducted through Marsh and Guy Carpenter, represented 55% of the Company's total revenue in 2012. Our business in this segment is subject to particular risks.

Results in our Risk and Insurance Services segment may be adversely affected by a general decline in economic activity.

Demand for many types of insurance and reinsurance generally rises and falls as economic growth expands or slows. This dynamic affects the level of commissions and fees generated by Marsh and Guy Carpenter. To the extent our clients become adversely affected by declining business conditions, they may choose to limit their purchases of insurance and reinsurance coverage, as applicable, which would inhibit our ability to generate commission revenue; and may decide not to purchase our risk advisory services, which would inhibit our ability to generate fee revenue. Moreover, insolvencies and combinations associated with an economic downturn, especially insolvencies and combinations in the insurance industry, could adversely affect our brokerage business through the loss of clients or by hampering our ability to place insurance and reinsurance business. Guy Carpenter is especially susceptible to this risk given the limited number of insurance company clients and reinsurers in the market place.

Volatility or declines in premiums and other market trends may significantly impede our ability to improve revenues and profitability.

A significant portion of our Risk and Insurance Services revenue consists of commissions paid to us out of the premiums that insurers and reinsurers charge our clients for coverage. Our revenues and profitability are subject to change to the extent that premium rates fluctuate or trend in a particular direction. The potential for changes in premium rates is significant, due to the general phenomenon of pricing cyclicality in the commercial insurance and reinsurance markets.

In addition to movements in premium rates, our ability to generate premium-based commission revenue may be challenged by the growing availability of alternative methods for clients to meet their risk-protection needs. This trend includes a greater willingness on the part of corporations to "self-insure;" the use of so-called "captive" insurers; and the advent of capital markets-based solutions to traditional insurance and reinsurance needs. Further, the profitability of our Risk and Insurances Services segment depends in part on our ability to be compensated not only for insurance and reinsurance transactions, but for the increasing analytical services and advice that we provide. If we are unable to achieve and maintain adequate billing rates for all of our services, our margins and profitability could suffer.

RISKS RELATING TO OUR CONSULTING SEGMENT

Our Consulting segment, conducted through Mercer and Oliver Wyman Group, represented 45% of our total revenue in 2012. Our businesses in this segment are subject to particular risks.

Demand for our services might decrease for various reasons, including a general economic downturn, a decline in a client's or an industry's financial condition, or changes in government regulation.

Our Consulting segment has historically achieved annual revenue growth. Despite this history, however, global economic conditions over the past several years have resulted in negative impacts on businesses and financial institutions. Many of our clients, including financial institutions, corporations, governmental entities and pension plans, have been reducing expenses, including amounts spent on consulting services. The evolving needs or financial circumstances of our clients may challenge our ability to increase revenues and profitability and reduce demand for our services. If the economy or markets in which we operate experience continued weakness at current levels or deteriorate further, our business, financial condition and results of operations could be materially and adversely affected.

In addition, demand for many of Mercer's benefits services is affected by government regulation and tax rules, which drive our clients' needs for benefits-related services. For example, significant changes in government regulations affecting the value, use or delivery of benefits and human resources programs, including changes in regulations relating to health and welfare plans, defined contribution plans, or defined benefit plans, may adversely affect the demand for or profitability of Mercer's services.

Factors impacting defined benefit pension plans and the services we provide relating to those plans could adversely affect Mercer.

Mercer currently provides corporate, multi-employer and public clients with actuarial, consulting and administration services relating to defined benefit pension plans. The nature of our work is complex. Our actuarial services involve numerous assumptions and estimates regarding future events, including interest rates used to discount future liabilities, estimated rates of return for a plan's assets, healthcare cost trends, salary projections and participants' life expectancies. Our consulting services involve complex drafting and interpretation of trust deeds and other documentation governing pension plans. Our administration services include calculating benefits within complicated pension plan structures. Clients dissatisfied with our services have brought, and may bring, significant claims against us, particularly in the U.S. and the U.K. In addition, a number of Mercer's clients have frozen or curtailed their defined benefit plans and have moved to defined contribution plans resulting in reduced revenue for Mercer's retirement business. These developments could adversely affect Mercer's business and operating results.

Our profitability may suffer if we are unable to achieve or maintain adequate utilization and pricing rates for our consultants.

The profitability of our Consulting businesses depends in part on ensuring that our consultants maintain adequate utilization rates (i.e., the percentage of our consultants' working hours devoted to billable activities). Our utilization rates are affected by a number of factors, including:

- our ability to transition consultants promptly from completed projects to new assignments, and to engage newly-hired consultants quickly in revenue-generating activities;
- our ability to continually secure new business engagements, particularly because a portion of our work is project-based rather than recurring in nature;
- our ability to forecast demand for our services and thereby maintain appropriate headcount in each of our geographies and workforces;
- our ability to manage attrition;
- unanticipated changes in the scope of client engagements;
- the potential for conflicts of interest that might require us to decline client engagements that we otherwise would have accepted;
- our need to devote time and resources to sales, training, professional development and other non-billable activities;
- the potential disruptive impact of acquisitions and dispositions; and
- general economic conditions.

If the utilization rate for our consulting professionals declines, our profit margin and profitability may suffer.

In addition, the profitability of our Consulting businesses depends on the prices we are able to charge for our services. Our pricing power is affected by a number of factors, including:

- clients' perception of our ability to add value through our services;
- market demand for the services we provide;
- our ability to develop new services and the introduction of new services by competitors;
- the pricing policies of our competitors;
- changes in the extent to which our clients develop in-house or other capabilities to perform the services that they might otherwise purchase from us; and
- general economic conditions.

If we are unable to achieve and maintain adequate billing rates for our services, our margins and profitability could suffer.

If we are unable to collect our receivables or unbilled services, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We typically bill and collect on relatively short cycles. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions could also result in financial difficulties for our clients, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Timely collection of client balances depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

Item 1B. Unresolved Staff Comments.

There are no unresolved comments to be reported pursuant to Item 1B.

Item 2. Properties.

Marsh & McLennan Companies and its subsidiaries maintain their corporate headquarters in and around New York City. We also maintain other offices around the world, primarily in leased space. In certain circumstances we may have space that we sublet to third parties, depending upon our needs in particular locations.

Marsh & McLennan Companies and certain of its subsidiaries own, directly and indirectly through special purpose subsidiaries, a 58% condominium interest of a building approximately 900,000 square feet and 44 stories in New York City. This real estate serves as the Company's headquarters and is occupied primarily by the Company and its affiliates for general corporate use. The remaining 42% condominium interest in the 1166 Property is owned by an unaffiliated third party. The Company's owned interest is financed by a 30-year loan that is non-recourse to the Company (except in the event of certain prohibited actions) and secured by a first mortgage lien on the condominium interest and a first priority assignment of leases and rents. In the event (1) the Company is downgraded below B/B2 (Stable) by any of S&P, Fitch and Moody's or (2) an event of default has occurred and is continuing, the Company would be obligated to pre-fund certain reserve accounts relating to the mortgaged property, including a rent reserve account in an amount equal to three months rent for the entire occupancy of the mortgaged property.

Item 3. Legal Proceedings.

Information regarding legal proceedings is set forth in Note 15 to the consolidated financial statements appearing under Part II, Item 8 ("Financial Statements and Supplementary Data") of this report.

PART II

Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

For information regarding dividends paid and the number of holders of the Company's common stock, see the table entitled "Selected Quarterly Financial Data and Supplemental Information (Unaudited)" below on the last page of Part II, Item 8 ("Financial Statements and Other Supplementary Data") of this report.

The Company's common stock is listed on the New York, Chicago and London Stock Exchanges. The following table indicates the high and low prices (NYSE composite quotations) of the Company's common stock during 2012 and 2011 and each quarterly period thereof:

	2012 Stock Price Range		2011 Stock Price Range	
	High	Low	High	Low
First Quarter	$33.40	$30.69	$31.08	$26.72
Second Quarter	$34.68	$30.74	$31.40	$28.71
Third Quarter	$34.99	$31.42	$31.57	$25.89
Fourth Quarter	$35.78	$33.09	$32.00	$25.29
Full Year	$35.78	$30.69	$32.00	$25.29

On February 22, 2013, the closing price of the Company's common stock on the NYSE was $36.59.

In August 2011, the Board of Directors of the Company authorized share repurchases up to a dollar value of $500 million of the Company's common stock. This was in addition to a September 2010 authorization to repurchase shares of the Company's common stock up to a dollar value of $500 million. The Company repurchased approximately 1.4 million shares of its common stock for $50 million during the fourth quarter of 2012. The Company remains authorized to repurchase shares of its common stock up to a dollar value of approximately $324 million. There is no time limit on the authorization.

Period	**(a) Total Number of Shares (or Units) Purchased**	**(b) Average Price Paid per Share (or Unit)**	**(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs**	**(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs**
Oct 1-31, 2012	—	—	—	$ 373,488,962
Nov 1-30, 2012	795,804	$ 35.2647	795,804	$ 345,425,171
Dec 1-31, 2012	625,253	$ 34.8982	625,253	$ 323,604,978
Total Q4 2012	1,421,057	$ 35.1034	1,421,057	$ 323,604,978

Item 6. Selected Financial Data.

Marsh & McLennan Companies, Inc. and Subsidiaries
FIVE-YEAR STATISTICAL SUMMARY OF OPERATIONS

For the Years Ended December 31, *(In millions, except per share figures)*	**2012**	2011	2010	2009	2008
Revenue	**$ 11,924**	$ 11,526	$ 10,550	$ 9,831	$ 10,730
Expense:					
Compensation and Benefits	**7,134**	6,969	6,465	6,182	6,830
Other Operating Expenses	**2,961**	2,919	3,146	2,871	3,221
Operating Expenses	**10,095**	9,888	9,611	9,053	10,051
Operating Income [(a)]	**1,829**	1,638	939	778	679
Interest Income	**24**	28	20	17	47
Interest Expense	**(181)**	(199)	(233)	(241)	(220)
Cost of Extinguishment of Debt	**—**	(72)	—	—	—
Investment Income (Loss)	**24**	9	43	(2)	(12)
Income Before Income Taxes	**1,696**	1,404	769	552	494
Income Tax Expense	**492**	422	204	21	113
Income From Continuing Operations	**1,204**	982	565	531	381
Discontinued Operations, Net of Tax	**(3)**	33	306	(290)	(443)
Net Income (Loss)	**1,201**	1,015	871	241	(62)
Less: Net Income Attributable to Non-Controlling Interests	**25**	22	16	14	11
Net Income (Loss) Attributable to the Company	**$ 1,176**	$ 993	$ 855	$ 227	$ (73)
Basic Income (Loss) Per Share Information:					
Income From Continuing Operations	**$ 2.16**	$ 1.76	$ 1.01	$ 0.97	$ 0.70
Discontinued Operations	**—**	0.06	0.55	(0.54)	(0.83)
Net Income (Loss) Attributable to the Company	**$ 2.16**	$ 1.82	$ 1.56	$ 0.43	$ (0.13)
Average Number of Shares Outstanding	**544**	542	540	522	514
Diluted Income (Loss) Per Share Information:					
Income From Continuing Operations	**$ 2.13**	$ 1.73	$ 1.00	$ 0.96	$ 0.70
Income (Loss) From Discontinued Operations	**—**	0.06	0.55	(0.54)	(0.84)
Net Income (Loss) Attributable to the Company	**$ 2.13**	$ 1.79	$ 1.55	$ 0.42	$ (0.14)
Average Number of Shares Outstanding	**552**	551	544	524	515
Dividends Paid Per Share	**$ 0.90**	$ 0.86	$ 0.81	$ 0.80	$ 0.80
Return on Average Equity	**19** %	16 %	14 %	4 %	N/A
Year-end Financial Position:					
Working capital	**$ 2,399**	$ 1,909	$ 2,171	$ 1,216	$ 1,391
Total assets	**$ 16,288**	$ 15,454	$ 15,310	$ 15,337	$ 15,206
Long-term debt	**$ 2,658**	$ 2,668	$ 3,026	$ 3,034	$ 3,194
Total equity	**$ 6,606**	$ 5,940	$ 6,415	$ 5,863	$ 5,760
Total shares outstanding (net of treasury shares)	**545**	539	541	530	514
Other Information:					
Number of employees	**54,000**	52,000	51,000	49,000	50,100
Stock price ranges—					
U.S. exchanges — High	**$ 35.78**	$ 32.00	$ 27.50	$ 25.46	$ 36.82
— Low	**$ 30.69**	$ 25.29	$ 20.21	$ 17.18	$ 20.96

(a) Includes the impact of net restructuring costs of $78 million, $51 million, $141 million, $243 million, and $328 million in 2012, 2011, 2010, 2009 and 2008, respectively.

See Management's Discussion and Analysis of Financial Condition and Results of Operations, appearing under Item 7 of this report, for discussion of significant items affecting our results of operations in 2012, 2011 and 2010.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

Marsh & McLennan Companies, Inc. and Subsidiaries (the "Company") is a global professional services firm providing advice and solutions principally in the areas of risk, strategy and human capital. It is the parent company of a number of the world's leading risk experts and specialty consultants, including: Marsh, the insurance broker, intermediary and risk advisor; Guy Carpenter, the risk and reinsurance specialist; Mercer, the provider of HR and related financial advice and services; and Oliver Wyman Group, the management, economic and brand consultancy. With approximately 54,000 employees worldwide and annual revenue of nearly $12 billion, the Company provides analysis, advice and transactional capabilities to clients in more than 100 countries.

The Company conducts business through two segments:

- **Risk and Insurance Services** includes risk management activities (risk advice, risk transfer and risk control and mitigation solutions) as well as insurance and reinsurance broking and services. We conduct business in this segment through Marsh and Guy Carpenter.
- **Consulting** includes Retirement, Health, Talent and Investments consulting and services, and specialized management and economic consulting services. We conduct business in this segment through Mercer and Oliver Wyman Group.

The Company completed the sale of Kroll in August 2010, and along with other dispositions between 2008 and 2010, has divested its entire Risk Consulting and Technology Segment. The Company has "continuing involvement" in certain Corporate Advisory and Restructuring businesses ("CARG") that were disposed of in 2008. The runoff of the CARG businesses is being managed by the Company's corporate departments and financial results of these entities are included in "Corporate" for segment reporting purposes.

We describe the primary sources of revenue and categories of expense for each segment below, in our discussion of segment financial results. A reconciliation of segment operating income to total operating income is included in Note 16 to the consolidated financial statements included in Part II Item 8 in this report. The accounting policies used for each segment are the same as those used for the consolidated financial statements.

This Management's Discussion & Analysis ("MD&A") contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See "Information Concerning Forward-Looking Statements" at the outset of this report.

Consolidated Results of Operations

For the Years Ended December 31, *(In millions, except per share figures)*	**2012**	2011	2010
Revenue	**$ 11,924**	$ 11,526	$ 10,550
Expense			
Compensation and Benefits	**7,134**	6,969	6,465
Other Operating Expenses	**2,961**	2,919	3,146
Operating Expenses	**10,095**	9,888	9,611
Operating Income	**$ 1,829**	$ 1,638	$ 939
Income from Continuing Operations	**$ 1,204**	$ 982	$ 565
Discontinued Operations, Net of Tax	**(3)**	33	306
Net Income Before Non-Controlling Interests	**$ 1,201**	$ 1,015	$ 871
Net Income Attributable to the Company	**$ 1,176**	$ 993	$ 855
Net Income from Continuing Operations Per Share:			
Basic	**$ 2.16**	$ 1.76	$ 1.01
Diluted	**$ 2.13**	$ 1.73	$ 1.00
Net Income Per Share Attributable to the Company:			
Basic	**$ 2.16**	$ 1.82	$ 1.56
Diluted	**$ 2.13**	$ 1.79	$ 1.55
Average number of shares outstanding:			
Basic	**544**	542	540
Diluted	**552**	551	544
Shares outstanding at December 31,	**545**	539	541

Consolidated operating income increased 12% to $1.8 billion in 2012 compared with $1.6 billion in 2011. Revenue in 2012 increased 3% compared to 2011, or 4% on an underlying basis, with growth in each operating company, while expenses increased 2%, or 3% on an underlying basis. This reflects the Company's improved operating efficiency as it continues to monitor and control its expenses in each of its operations.

Risk and Insurance Services operating income increased $145 million or 12% to $1.4 billion in 2012 compared with 2011, resulting from revenue growth at both Marsh and Guy Carpenter.

Consulting operating income increased $64 million or 11% to $652 million in 2012 compared with 2011 primarily due to increased revenue at Mercer and improved operating efficiency.

Consolidated operating income was $1.6 billion in 2011 compared with $939 million in 2010. The 2010 results include a $400 million charge, net of insurance recoveries, for the resolution of the litigation brought by the Alaska Retirement Management Board ("ARMB") and restructuring and other noteworthy items of $139 million. Excluding these charges, consolidated operating income was $1.5 billion in 2010.

Risk and Insurance Services operating income increased $257 million or 26% to $1.2 billion in 2011 compared with 2010, resulting from revenue growth at both Marsh and Guy Carpenter, continued expense discipline and a decrease of $132 million in restructuring and other noteworthy items.

Consulting operating income increased $459 million to $588 million in 2011 primarily due to the $400 million net charge related to the ARMB litigation settlement in 2010. Excluding that item, Consulting operating income increased $59 million, or 11%.

Discontinued operations in 2011 includes a net credit resulting from the resolution of certain legal matters and related insurance recoveries as well as the settlement of certain tax audits and the expiration of the statute of limitations related to certain indemnified matters in connection with the disposals of Putnam and Kroll. These credits are partly offset by the write-off, net of tax, of capitalized software related to the disposal of the Marsh Business Processing Outsourcing ("BPO") business. Discontinued operations in 2010 includes the operating results of Kroll, gains on the sales of Kroll and Kroll Laboratory Specialists

("KLS") totaling $282 million, and insurance recoveries of $16 million related to Putnam market-timing related matters.

Discontinued operations also includes the accretion of interest related to an indemnity for uncertain tax positions provided as part of the purchase by Great-West Life Co. Inc., of Putnam Investments Trust from the Company in August 2007.

Consolidated net income attributable to the Company was $1.2 billion in 2012, compared with $993 million in 2011 and $855 million in 2010.

Consolidated Revenue and Expense

The Company conducts business in many countries, as a result of which the impact of foreign exchange rate movements may impact period-to-period comparisons of revenue. Similarly, the revenue impact of acquisitions and dispositions may impact period-to-period comparisons of revenue. Underlying revenue measures the change in revenue from one period to another by isolating these impacts. The impact of foreign currency exchange fluctuations, acquisitions and dispositions including transfers among businesses, on the Company's operating revenues is as follows:

	Year Ended December 31,			Components of Revenue Change*		
(In millions, except percentage figures)	**2012**	2011	**% Change GAAP Revenue**	**Currency Impact**	**Acquisitions/ Dispositions Impact**	**Underlying Revenue**
Risk and Insurance Services						
Marsh	**$ 5,463**	$ 5,213	5 %	(2)%	2 %	5%
Guy Carpenter	**1,079**	1,041	4 %	(1)%	(1)%	6%
Subtotal	**6,542**	6,254	5 %	(2)%	2 %	5%
Fiduciary Interest Income	**39**	47				
Total Risk and Insurance Services	**6,581**	6,301	4 %	(2)%	2 %	5%
Consulting						
Mercer	**3,916**	3,782	4 %	(2)%	1 %	4%
Oliver Wyman Group	**1,466**	1,483	(1)%	(2)%	(2)%	3%
Total Consulting	**5,382**	5,265	2 %	(2)%	— %	4%
Corporate/Eliminations	**(39)**	(40)				
Total Revenue	**$ 11,924**	$ 11,526	3 %	(2)%	1 %	4%

* Components of revenue change may not add due to rounding.

The following table provides more detailed revenue information for certain of the components presented above:

	Year Ended December 31,		Components of Revenue Change*			
(In millions, except percentage figures)	2012	2011	% Change GAAP Revenue	Currency Impact	Acquisitions/ Dispositions Impact	Underlying Revenue
Marsh:						
EMEA	$ 1,860	$ 1,796	4 %	(5)%	3 %	5%
Asia Pacific	656	612	7 %	(1)%	— %	7%
Latin America	353	334	6 %	(7)%	— %	13%
Total International	2,869	2,742	5 %	(4)%	2 %	6%
U.S. / Canada	2,594	2,471	5 %	— %	2 %	3%
Total Marsh	$ 5,463	$ 5,213	5 %	(2)%	2 %	5%
Mercer:						
Retirement	$ 1,066	$ 1,071	— %	(2)%	1 %	1%
Health and Benefits	1,011	940	8 %	(2)%	2 %	7%
Talent, Rewards & Communications	604	576	5 %	(2)%	5 %	1%
Outsourcing	721	733	(2)%	— %	(5)%	4%
Investments	514	462	11 %	(1)%	4 %	8%
Total Mercer	$ 3,916	$ 3,782	4 %	(2)%	1 %	4%

Underlying revenue measures the change in revenue using consistent currency exchange rates, excluding the impact of certain items such as: acquisitions, dispositions and transfers among businesses.

* Components of revenue change may not add due to rounding.

(In millions, except percentage figures)	Year Ended December 31, 2011	2010	Components of Revenue Change* % Change GAAP Revenue	Currency Impact	Acquisitions/ Dispositions Impact	Underlying Revenue
Risk and Insurance Services						
Marsh	$ 5,213	$ 4,744	10%	2%	4%	4%
Guy Carpenter	1,041	975	7%	1%	1%	5%
Subtotal	6,254	5,719	9%	2%	3%	5%
Fiduciary Interest Income	47	45				
Total Risk and Insurance Services	6,301	5,764	9%	2%	3%	5%
Consulting						
Mercer	3,782	3,478	9%	3%	2%	4%
Oliver Wyman Group	1,483	1,357	9%	2%	—%	7%
Total Consulting	5,265	4,835	9%	3%	1%	5%
Corporate /Eliminations	(40)	(49)				
Total Revenue	$ 11,526	$ 10,550	9%	2%	2%	5%

The following table provides more detailed revenue information for certain of the components presented above:

(In millions, except percentage figures)	Year Ended December 31, 2011	2010	Components of Revenue Change* % Change GAAP Revenue	Currency Impact	Acquisitions/ Dispositions Impact	Underlying Revenue
Marsh:						
EMEA	$ 1,796	$ 1,674	7%	2 %	2 %	4 %
Asia Pacific	612	503	22%	8 %	4 %	9 %
Latin America	334	298	12%	(1)%	— %	14 %
Total International	2,742	2,475	11%	3 %	2 %	6 %
U.S. / Canada	2,471	2,269	9%	— %	6 %	3 %
Total Marsh	$ 5,213	$ 4,744	10%	2 %	4 %	4 %
Mercer:						
Retirement	$ 1,071	$ 1,053	2%	3 %	— %	(1)%
Health and Benefits	940	900	4%	2 %	(3)%	6 %
Talent, Rewards & Communications	576	488	18%	3 %	5 %	11 %
Outsourcing	733	671	9%	5 %	5 %	— %
Investments	462	366	26%	6 %	9 %	11 %
Total Mercer	$ 3,782	$ 3,478	9%	3 %	2 %	4 %

Underlying revenue measures the change in revenue using consistent currency exchange rates, excluding the impact of certain items such as: acquisitions, dispositions and transfers among businesses.

* Components of revenue change may not add due to rounding.

Revenue

Consolidated revenue for 2012 increased 3% to $11.9 billion compared with $11.5 billion in 2011, reflecting a 4% increase in underlying revenue, a 1% increase due to acquisitions and a 2% negative impact of foreign currency translation. Revenue in the Risk and Insurance Services segment increased 4% in 2012 compared with 2011 or 5% on an underlying basis, reflecting increases of 5% in Marsh and 6% in Guy Carpenter. Consulting segment revenue increased 2%, resulting from a 4% increase in Mercer partly offset by a 1% decrease in the Oliver Wyman Group. On an underlying basis, Consulting segment revenue increased 4%, reflecting a 4% increase in Mercer and a 3% increase in the Oliver Wyman Group.

Consolidated revenue for 2011 increased 9% to $11.5 billion compared with $10.6 billion in 2010, reflecting a 5% increase in underlying revenue, a 2% increase due to acquisitions and a 2% positive impact of foreign currency translation. Revenue in the Risk and Insurance Services segment increased 9% in 2011 compared with 2010 or 5% on an underlying basis, reflecting increases of 4% in Marsh and 5% in Guy Carpenter. Consulting segment revenue increased 9%, resulting from 9% increases in both Mercer and the Oliver Wyman Group. On an underlying basis, revenue increased 5%, reflecting a 4% increase in Mercer and a 7% increase in the Oliver Wyman Group.

Operating Expense

Consolidated operating expenses increased 2% in 2012 compared with the same period in 2011. The increase reflects a 3% increase in underlying expenses, a 1% increase due to the impact of acquisitions, offset by a 2% decrease due to the impact of foreign currency exchange translation. The increase in underlying expenses primarily reflects higher incentive compensation and benefits costs and restructuring costs at Mercer, which include exit costs related to a portion of Mercer's Canadian outsourcing business. These increases are partly offset by credits related to the adjustment of acquisition related contingent consideration liabilities.

Consolidated operating expenses increased 3% in 2011 compared with the same period in 2010. Expenses in 2010 include the $400 million ARMB settlement at Mercer. Restructuring and other noteworthy charges, which include legal fees arising from regulatory actions, net of insurance recoveries and credits related to the CARG business divested in 2008, decreased $116 million to $23 million in 2011 as compared to $139 million in 2010. Excluding these charges, expenses were $9.9 billion in 2011 compared with $9.1 billion in 2010, an increase of 9%. The increase reflects a 3% increase due to the impact of foreign currency exchange, a 2% increase due to the impact of acquisitions and a 4% increase in underlying expenses. The increase in underlying expenses primarily reflects higher compensation and benefits costs, including increased pension costs, higher consulting costs, asset-based fees and expenses reimbursable from clients.

Restructuring

In 2012, the Company implemented restructuring actions which resulted in costs totaling $78 million. Approximately $58 million of the restructuring charges related to Mercer, with approximately $51 million in expenses recorded in the fourth quarter of 2012 relating to senior management's operations review, including costs of approximately $16 million related to the disposal of a portion of Mercer's Canadian outsourcing business. The restructuring costs consist primarily of severance and benefits, costs for future rent and other real estate costs. These costs were incurred as follows: Risk and Insurance Services—$8 million (all acquisition related—$ 8 million); Consulting—$58 million (acquisition related—$1 million); and Corporate—$12 million.

Businesses Exited

Marsh's BPO business, previously part of the Marsh U.S. Consumer business, provided policy, claims, call center and accounting operations on an outsourced basis to life insurance carriers. Marsh invested in a technology platform that was designed to make the BPO business scalable and more efficient. During 2011, Marsh decided that it would cease investing in the technology platform and instead exit the business via a sale. In the fourth quarter of 2011, management initiated a plan to sell the Marsh BPO business, which was completed in August 2012. The Company wrote off capitalized software of the BPO business of $17 million, net of tax, which is included in discontinued operations in 2011.

In February 2010, Kroll sold KLS, its substance abuse testing business for $110 million. On August 3, 2010, the Company completed the sale of Kroll to Altegrity for $1.13 billion. The account balances and activities of Kroll and KLS have been segregated and reported as discontinued operations in the accompanying financial statements for 2010. The gain on the sale of Kroll and related tax benefits and the after-tax loss on the disposal of KLS, along with Kroll's and KLS's 2010 results of operations are included in discontinued operations.

Risk and Insurance Services

In the Risk and Insurance Services segment, the Company's subsidiaries and other affiliated entities act as brokers, agents or consultants for insureds, insurance underwriters and other brokers in the areas of risk management, insurance broking and insurance program management services, primarily under the name of Marsh; and engage in reinsurance broking, catastrophe and financial modeling services and related advisory functions, primarily under the name of Guy Carpenter.

Marsh and Guy Carpenter are compensated for brokerage and consulting services primarily through fees paid by clients and/or commissions paid out of premiums charged by insurance and reinsurance companies. Commission rates vary in amount depending upon the type of insurance or reinsurance coverage provided, the particular insurer or reinsurer, the capacity in which the broker acts and negotiations with clients. Revenues can be affected by premium rate levels in the insurance/reinsurance markets, the amount of risk retained by insurance and reinsurance clients themselves and by the value of the risks that have been insured since commission based compensation is frequently related to the premiums paid by insureds/reinsureds. In many cases, fee compensation may be negotiated in advance, based on the type of risk, coverage required, and service provided by the Company and ultimately placed into the insurance market or retained by the client. The trends and comparisons of revenue from one period to the next can be affected by changes in premium rate levels, fluctuations in client risk retention, and increases or decreases in the value of risks that have been insured, as well as new and lost business, and the volume of business from new and existing clients.

In certain countries, Marsh and Guy Carpenter receive interest income on certain funds (such as premiums and claims proceeds) held in a fiduciary capacity for others. The investment of fiduciary funds is regulated by state and other insurance authorities. These regulations typically provide for segregation of fiduciary funds and limit the types of investments that may be made with them. Interest income from these investments varies depending on the amount of funds invested and applicable interest rates, both of which vary from time to time. For presentation purposes, fiduciary interest is segregated from the other revenues of Marsh and Guy Carpenter and separately presented within the segment, as shown in the revenue by segments charts earlier in this MD&A. In certain countries, Marsh is compensated for insurer consulting services in the form of a fee or as a percentage of premium (or a combination of both).

The results of operations for the Risk and Insurance Services segment are presented below:

(In millions of dollars)	**2012**	2011	2010
Revenue	**$ 6,581**	$ 6,301	$ 5,764
Compensation and Benefits	**3,579**	3,482	3,261
Other Operating Expenses	**1,628**	1,590	1,531
Operating Expenses	**5,207**	5,072	4,792
Operating Income	**$ 1,374**	$ 1,229	$ 972
Operating Income Margin	**20.9%**	19.5%	16.9%

Revenue

Revenue in Risk and Insurance Services increased 4% in 2012 compared with 2011 reflecting a 5% increase on an underlying basis, a 2% increase from acquisitions, partly offset by a 2% decrease from the impact of foreign currency exchange translation.

In Marsh, revenue in 2012 was $5.5 billion, an increase of 5% from the prior year, reflecting 5% growth in underlying revenue, a 2% increase from acquisitions partly offset by a 2% decrease resulting from the impact of foreign currency translation. The underlying revenue increase of 5% reflects growth in all major geographies, driven by new business. Underlying revenue increased 13% in Latin America, 7% in Asia Pacific, 3% in U.S. / Canada and 5% in EMEA.

During 2012, Marsh completed the following twelve acquisitions:

- January - Marsh acquired Alexander Forbes' South African brokerage operations, including Alexander Forbes Risk Services and related ancillary operations and insurance broking operations in Botswana and Namibia to expand Marsh's presence in Africa. Marsh subsequently closed the acquisitions of the Alexander Forbes operations in Uganda, Malawi and Zambia.
- March - Marsh & McLennan Agency ("MMA") acquired KSPH, LLC, a middle-market employee benefits agency based in Virginia, and Marsh acquired Cosmos Services (America) Inc., the U.S. insurance brokerage subsidiary of ITOCHU Corp., which specializes in commercial property/ casualty, personal lines, and employee benefits brokerage services to U.S. subsidiaries of Japanese companies.
- June - MMA acquired Progressive Benefits Solutions, an employee benefits agency based in North Carolina, and Security Insurance Services, Inc., a Wisconsin-based insurance agency which offers property/casualty and employee benefits products and services to individuals and businesses.
- August - MMA acquired Rosenfeld-Einstein, a South Carolina-based employee benefits service provider, and Eidson Insurance, a property/casualty and employee benefits services firm located in Florida.
- October - MMA acquired Howalt+McDowell, a South Dakota-based agency which offers property casualty, surety, personal protection and employee benefits insurance to individuals and businesses, and The Protector Group Insurance Agency, a Massachusetts-based agency which provides property casualty, employee benefits services, personal insurance and individual financial services.
- November - MMA acquired Brower Insurance, an Ohio-based company providing employee benefits, property casualty and consulting services.
- December - MMA acquired McGraw Wentworth, a Michigan-based company providing consulting services to mid-sized organizations, and Liscomb Hood Mason, a Minnesota-based company providing property casualty and employee benefits products and services.

The MMA acquisitions were made to expand Marsh's presence in the U.S. middle-market business.

In January 2011, Marsh acquired RJF Agencies, an independent insurance agency in the upper Midwest. In February 2011, Marsh acquired Hampton Roads Bonding, a surety bonding agency for commercial, road, utility, maritime and government contractors in the state of Virginia, and the Boston office of Kinloch Consulting Group, Inc. In July 2011, Marsh acquired Prescott Pailet Benefits, an employee benefits broker based in Texas. In October 2011, Marsh acquired the employee benefits division of Kaeding, Ernst & Co, a Massachusetts based employee benefits, life insurance and financial planning consulting firm. In November 2011, Marsh acquired Seitlin Insurance, a property and casualty insurance and employee benefits firm located in South Florida.

Guy Carpenter's revenue increased 4% to $1.1 billion in 2012 compared with 2011, or 6% on an underlying basis driven by Carpenter's International operations, particularly Global Specialties, Asia Pacific, EMEA, Latin America, and Global Facultative.

Fiduciary interest income was $39 million in 2012 compared to $47 million in 2011 due to slightly lower average invested funds combined with lower interest rates.

Revenue in Risk and Insurance Services increased 9% in 2011 compared with 2010 reflecting a 5% increase on an underlying basis, a 3% increase from acquisitions, and a 2% increase from the impact of foreign currency exchange translation.

In Marsh, revenue in 2011 was $5.2 billion, an increase of 10% from the prior year, reflecting 4% growth in underlying revenue, a 4% increase from acquisitions and a 2% increase resulting from the impact of foreign currency translation. The underlying revenue increase of 4% reflected growth in all major geographies, driven by higher retention rates and new business development. Underlying revenue increased 14% in Latin America, 9% in Asia Pacific, 3% in U.S. / Canada and 4% in EMEA.

Guy Carpenter's revenue increased 7% to $1.0 billion in 2011 compared with 2010, or 5% on an underlying basis. The increase in underlying revenue was driven by strong new business development and high retention rates.

Fiduciary interest income was $47 million in 2011 compared to $45 million in 2010 due to higher average invested funds partly offset by lower interest rates.

Expense

Expenses in the Risk and Insurance Services segment increased 3% in 2012 compared with 2011, reflecting a 2% increase from acquisitions and a 2% decrease due to the impact of foreign currency translation. Expenses on an underlying basis increased 3% primarily due to higher base salaries and incentive compensation and benefits costs partly offset by credits related to adjustments to acquisition related contingent consideration liabilities.

Expenses in the Risk and Insurance Services segment increased 6% in 2011 compared with 2010, reflecting a 3% increase from acquisitions and a 2% increase due to the impact of foreign currency translation. Expenses on an underlying basis increased 1%. The increase in underlying expenses is primarily due to higher base salaries and incentive compensation costs, non-restructuring related severance costs and facilities and equipment costs, partly offset by lower restructuring expenses and a credit of $31 million for insurance recoveries on previously expensed legal fees.

Consulting

The Company conducts business in its Consulting segment through two main business groups. Mercer provides consulting expertise, advice, services and solutions in the areas of talent, health, retirement and investments. Oliver Wyman Group provides specialized management, economic and brand consulting services.

The major component of revenue in the Consulting segment business is fees paid by clients for advice and services. Mercer, principally through its health & benefits line of business, also earns revenue in the form of commissions received from insurance companies for the placement of group (and occasionally individual) insurance contracts, primarily life, health and accident coverages. Revenue for Mercer's investment management business and certain of Mercer's outsourcing businesses consists principally of fees based on assets under management or administration.

Revenue in the Consulting segment is affected by, among other things, global economic conditions, including changes in clients' particular industries and markets. Revenue is also affected by competition due to the introduction of new products and services, broad trends in employee demographics, including levels of employment, the effect of government policies and regulations, and fluctuations in interest and foreign exchange rates. Revenues from the provision of investment management services and retirement trust and administrative services are significantly affected by securities market performance.

The results of operations for the Consulting segment are presented below:

(In millions of dollars)	**2012**	2011	2010
Revenue	**$ 5,382**	$ 5,265	$ 4,835
Compensation and Benefits	**3,221**	3,233	2,974
Other Operating Expenses	**1,509**	1,444	1,732
Operating Expenses	**4,730**	4,677	4,706
Operating Income	**$ 652**	$ 588	$ 129
Operating Income Margin	**12.1%**	11.2%	2.7%

Revenue

Consulting revenue in 2012 increased 2% compared with 2011, or 4% on an underlying basis. Mercer's revenue was $3.9 billion in 2012, an increase of 4% on both a reported and underlying basis as compared to 2011, with growth in each of its businesses. The underlying revenue growth was primarily driven by a 7% increase in health and benefits and an 8% increase in investments. Oliver Wyman's revenue decreased 1% in 2012 compared to 2011, but increased 3% on an underlying basis.

During 2012, Mercer completed the following three acquisitions:

- February - Mercer acquired the remaining 49% of Yokogawa-ORC, a global mobility firm based in Japan, which was previously accounted for under the equity method, and Pensjon & Finans, a leading Norway-based financial investment and pension consulting firm.
- March - Mercer acquired REPCA, a France-based broking and advisory firm for employer health and benefits plans.

Consulting revenue in 2011 increased 9% compared with 2010, or 5% on an underlying basis. Mercer's revenue was $3.8 billion in 2011, an increase of 9% or 4% on an underlying basis. Within Mercer's consulting lines, revenue on an underlying basis increased 4% in 2011 compared with 2010, reflecting increases of 6% in health and benefits and 11% in talent, rewards & communications, partly offset by a 1% decline in retirement. Outsourcing revenue grew 9% and was flat on an underlying basis. Investments revenue increased 26% or 11% on an underlying basis. Oliver Wyman's revenue increased 9% to $1.5 billion in 2011, or 7% on an underlying basis.

Expense

Consulting expenses in 2012 increased 1%, or 3% on an underlying basis. This increase reflects the impact of higher benefits and restructuring costs, including charges of $16 million for the exit activities related to a portion of Mercer's Canadian outsourcing business.

Consulting expenses in 2011 decreased 1% to $4.7 billion, or 4% on an underlying basis. Mercer recorded a $400 million net charge related to the ARMB settlement in 2010. Excluding this charge, expenses increased 4% on an underlying basis. This increase reflected the impact of higher base-salaries and incentive compensation and benefits costs, including higher pension costs, and higher asset-based fees and recoverable expenses from clients.

Corporate and Other

The following results of Corporate and Other includes the run-off of CARG operations:

(In millions of dollars)	**2012**	2011	2010
Corporate Advisory and Restructuring Operating Income	**$ 6**	$ 9	$ 10
Corporate Expense	**(203)**	(188)	(172)
Total Corporate and Other	**$ (197)**	$ (179)	$ (162)

Corporate expenses in 2012 were $203 million compared to $188 million in 2011. The increase is primarily due to accelerated amortization of equity awards for retirement eligible senior executives and higher consulting costs associated with corporate initiatives.

Corporate expenses in 2011 were $188 million compared to $172 million in 2010. The increase in Corporate expense reflects higher compensation and pension costs primarily due to executive positions added in corporate and higher outside services costs related to corporate initiatives, such as branding.

The CARG amounts reflect payments received related to the CARG businesses divested in 2008.

Discontinued Operations

As part of the disposal transactions for Putnam and Kroll, the Company provided certain indemnities, primarily related to pre-transaction tax uncertainties and legal contingencies. In accordance with applicable accounting guidance, liabilities were established related to these indemnities at the time of the sales and reflected as a reduction of the gain on disposal. Discontinued operations includes charges or credits resulting from the settlement or resolution of the indemnified matters, as well as adjustments to the liabilities related to such matters. Discontinued operations in 2011 includes credits of $50 million from the resolution of certain legal matters and insurance recoveries, as well as the settlement of tax audits and the expiration of the statutes of limitations related to certain of the indemnified matters, primarily with respect to Putnam.

Marsh's BPO business, previously part of Marsh U.S. Consumer business, provided policy, claims, call center and accounting operations on an outsourced basis to life insurance carriers. Marsh invested in a technology platform that was designed to make the BPO business scalable and more efficient. During 2011, Marsh decided that it would cease investing in the technology platform and instead exit the business via a sale. In the fourth quarter of 2011, management initiated a plan to sell the Marsh BPO business which was completed in August 2012. The Company wrote off capitalized software of the BPO business of $17 million, net of tax, which is included in discontinued operations in 2011.

In the first quarter of 2010, Kroll completed the sale of KLS and on August 3, 2010, the Company completed the sale of Kroll to Altegrity.

Kroll's results of operations are reported as discontinued operations in the Company's consolidated statement of income for the portion of 2010 prior to Kroll's disposal. The year ended 2010 also includes the gain on the sale of Kroll and related tax benefits and the loss on the sale of KLS, which includes the tax provision of $36 million on the sale.

The Company's tax basis in its investment in the stock of Kroll at the time of sale exceeded the recorded amount primarily as a result of prior impairments of goodwill recognized for financial reporting, but not tax. A $265 million deferred tax benefit was recorded in discontinued operations in 2010 as a result of the sale of Kroll.

Summarized Statements of Income data for discontinued operations is as follows:

For the Years Ended December 31, *(In millions of dollars, except per share figures)*	**2012**	2011	2010
Kroll Operations			
Revenue	**$ —**	$ —	$ 381
Operating expenses	**—**	—	345
Operating income	**—**	—	36
Income tax expense	**—**	—	16
Income from Kroll operations, net of tax	**—**	—	20
Other discontinued operations, net of tax	**—**	(17)	(7)
Income (loss) from discontinued operations, net of tax	**—**	(17)	13
Disposals of discontinued operations [(a)]	**(2)**	25	58
Income tax expense (credit) [(b)]	**1**	(25)	(235)
Disposals of discontinued operations, net of tax	**(3)**	50	293
Discontinued operations, net of tax	**$ (3)**	$ 33	$ 306
Discontinued operations, net of tax per share			
—Basic	**$ —**	$ 0.06	$ 0.55
—Diluted	**$ —**	$ 0.06	$ 0.55

(a) Includes gain on sale of Kroll and the gain on the sale of KLS in 2010.

(b) The income tax credit related to the disposal of discontinued operations for 2010 primarily represents the recognition of tax benefits related to the sale of Kroll, partly offset by a tax provision of $36 million related to the sale of KLS.

Other Corporate Items

Interest

Interest income earned on corporate funds amounted to $24 million in 2012 compared with $28 million in 2011. The decrease in interest income is due to lower average interest rates compared with the prior year. Interest expense was $181 million in 2012 compared with $199 million in 2011. The decrease is primarily due to lower interest rates on senior notes issued during the second half of 2011 and the first quarter of 2012, compared to the interest rate on notes that matured.

Interest income earned on corporate funds was $28 million in 2011 compared with $20 million in 2010. The increase in interest income was due to the combined effect of higher average invested funds in 2011 and slightly higher average interest rates compared with the prior year. Interest expense was $199 million in 2011 compared with $233 million in 2010. The decrease was primarily due to the maturity of senior notes in the third quarter of 2010, the early extinguishment of a portion of the Company's outstanding notes during the third quarter of 2011 and a lower net interest rate on the Company's debt subject to interest rate swaps. These decreases were partly offset by interest on new senior notes issued during the third quarter of 2011.

Early Extinguishment of Debt

On July 15, 2011 the Company purchased $600 million of the Outstanding Notes, comprised of $330 million of its 2014 Notes and $270 million of its 2015 Notes (collectively, the "Notes"). The Company acquired the Notes at market value plus a tender premium, which exceeded its carrying value and resulted in a charge of approximately $72 million in the third quarter of 2011.

Investment Income (Loss)

In 2012, investment income was $24 million compared with $9 million in 2011. This increase is primarily due to higher mark-to-market gains on private equity fund investments, partly offset by an impairment loss on a debt security of $8 million.

In 2011, investment income was $9 million compared with $43 million in 2010. This decrease primarily reflects the impact of lower private equity gains recorded in 2011 as compared to 2010, the effects of recording an impairment loss in 2011 and a gain on the sale of equity securities in 2010.

Income Taxes

The Company's consolidated effective tax rate was 29.0%, 30.1% and 26.5% in 2012, 2011 and 2010, respectively. The tax rate in each year reflects foreign operations which are taxed at rates lower than the U.S. statutory tax rate.

The lower effective tax rate attributed to the Company's foreign operations primarily reflects lower corporate tax rates that prevail outside of the U.S., net of the U.S. tax impact from repatriating foreign earnings. In 2012, pre-tax income in the U.K., Canada, Australia and Bermuda accounted for approximately 60% of the Company's total non-U.S. pre-tax income, with effective rates in those countries of 24% (excluding the non-cash deferred tax impact of U.K. tax legislation enacted in 2012), 27%, 30% and 0%, respectively. Under current U.S. tax law, the Company anticipates its non-U.S. operations will continue to incur taxes at rates below the U.S. federal tax rate of 35%.

The Company's non-U.S. revenue over the past three years has been approximately 55% of total revenue, while the pre-tax income from non-U.S. locations varied from 77% to 138% of total pre-tax income. Although revenue in the United States has been approximately 45% of total revenue, while the Company had gains in its U.S. operations in 2011 and 2012, the Company incurred pre-tax losses in the United States during 2010 as a result of a significant charge from the resolution of the ARMB matter, which is discussed in Note 1 to the Consolidated Financial Statements. The Company had pre-tax income in its U.S. operations in 2011 and 2012.

In addition, as a U.S. domiciled parent holding company, Marsh & McLennan Companies, Inc., is the issuer for essentially all of the Company's external indebtedness, and incurs the related interest expense in the U.S. Finally, most senior executive and oversight functions are conducted in the U.S. and the associated costs are incurred primarily in the United States.

The effective tax rate may vary significantly from period to period for the foreseeable future. It is sensitive to the geographic mix and repatriation of the Company's earnings, which may result in higher or lower tax rates. A proportional increase in U.S. pre-tax income will tend to increase the effective tax rate because U.S. federal and state corporate tax rates often exceed tax rates applicable outside the U.S. Losses in certain jurisdictions cannot be offset by earnings from other operations, and may require valuation allowances that affect the rate, depending on estimates of the realizability of associated deferred tax assets. The effective tax rate is also sensitive to changes in unrecognized tax benefits, including the impact of settled tax audits and expired statutes of limitation.

The realization of deferred tax assets depends on generating future taxable income during the periods in which the tax benefits are deductible or creditable. The Company and Marsh have been profitable globally. However, tax liabilities are determined and assessed on a legal entity and jurisdictional basis. Certain taxing jurisdictions allow or require combined or consolidated tax filings. In the United States, certain groups within the Company, which file on a combined basis, were profitable in 2011 and 2012, but incurred a loss in 2010 as a result of the resolution of the ARMB matter. The Company assessed the realizability of its domestic deferred tax assets, particularly state deferred tax assets of Marsh relating to jurisdictions in which it files separate tax returns, state deferred tax assets of all of the Company's domestic operations related to jurisdictions in which the Company files a unitary or combined state tax return, and foreign tax credit carry-forwards in the Company's consolidated U.S. federal tax return. When making its assessment about the realization of its domestic deferred tax assets at December 31, 2012, the Company considered all available evidence, placing particular weight on evidence that could be objectively verified. The evidence considered included (i) the profitability of the Company's U.S. operations in 2011 and 2012 and the cumulative period from 2010 through 2012, (ii) the nature, frequency, and severity of losses incurred before 2011, (iii) profit trends evidenced by continued improvements in the Company's and Marsh's operating performance, (iv) the non-recurring nature of some of the items that contributed to losses before 2011, (v) the carry-forward periods for the net operating losses ("NOLs") and foreign tax credit carry-forwards, (vi) the sources and timing of future taxable income, giving weight to sources according to the extent to which they can be objectively verified, and (vii) tax planning strategies that would be implemented, if necessary, to accelerate utilization of NOLs. Based on its assessment, the Company concluded that it is more likely than not that a substantial portion of these deferred tax assets are realizable and a valuation allowance was recorded to reduce the domestic deferred tax assets to the amount that the Company believes is more likely than not to be realized. In the event sufficient taxable income is not generated in future periods, additional valuation allowances of up to approximately $270 million could be required relating to these domestic deferred tax assets. The realization of the remaining U.S. federal deferred tax assets is not as sensitive to U.S. profits because it is supported by anticipated repatriation of future annual earnings from the Company's profitable global operations, consistent with the Company's historical practice. In addition, when making its assessment about the realization of its domestic deferred tax assets at December 31, 2012, the Company continued to assess the realizability of deferred tax assets of certain other entities with a history of recent losses, including other U.S. entities that file separate state tax returns and foreign subsidiaries, and recorded valuation allowances as appropriate.

Changes in tax laws or tax rulings may have a significant adverse impact on our effective tax rate. For example, proposals for fundamental U.S. international tax reform, if enacted, could have a significant adverse impact on the effective tax rate.

Liquidity and Capital Resources

The Company is organized as a holding company, a legal entity separate and distinct from its operating subsidiaries. As a holding company without significant operations of its own, the Company is dependent upon dividends and other payments from its operating subsidiaries to meet its obligations for paying principal and interest on outstanding debt obligations, for paying dividends to stockholders and for corporate expenses. Other sources of liquidity include borrowing facilities discussed below in financing cash flows.

The Company derives a significant portion of its revenue and operating profit from operating subsidiaries located outside of the United States. Funds from the Company's operating subsidiaries located outside of the United States are regularly repatriated to the United States out of annual earnings. At December 31, 2012, the Company had approximately $1.3 billion of cash and cash equivalents in its foreign operations, of which all but approximately $80 million is considered to be permanently invested in those operations to fund foreign investments and working capital needs. The non-U.S. cash and cash equivalents considered permanently reinvested includes approximately $250 million of operating funds required to be maintained for regulatory requirements or as collateral under certain captive insurance arrangements. The Company expects to continue its practice of repatriating foreign funds out of current annual earnings. While management does not foresee a need to repatriate the funds which are currently deemed permanently invested, if facts or circumstances change management could elect to repatriate them, if necessary, which could result in higher effective tax rates in the future.

Cash on our consolidated balance sheets includes funds available for general corporate purposes. Funds held on behalf of clients in a fiduciary capacity are segregated and shown separately in the consolidated balance sheets as an offset to fiduciary liabilities. Fiduciary funds cannot be used for general corporate purposes, and should not be considered as a source of liquidity for the Company.

Operating Cash Flows

The Company generated $1.3 billion of cash from operations in 2012 compared with $1.7 billion in 2011. These amounts reflect the net income reported by the Company during those periods, excluding gains or losses from investments and the disposition of businesses, adjusted for non-cash charges and changes in working capital which relate, primarily, to the timing of payments for accrued liabilities or receipts of assets. The reduction in cash generated from operations is primarily due to the cash refunds of U.S. federal income taxes received in 2011, discussed below. Cash generated from the disposition of businesses is included in investing cash flows.

The Company received $322 million in cash refunds of U.S. federal income taxes during the second quarter of 2011, comprising $212 million from carrying back the net capital loss incurred in 2010 from the sale of Kroll and various other assets, and $110 million from the cash settlement of the IRS audit for the periods 2006 through 2008. The audit settlement primarily reflected the allowance of carry back claims for net operating losses and excess foreign tax credits arising in 2008. The impact on the tax provision of these events was reflected in prior periods and did not impact income tax expense reported in 2011.

On June 11, 2010, the Company resolved the litigation brought by the ARMB on behalf of two Alaska benefit plans against Mercer, relating to work in the period 1992 to 2004. Under the terms of the settlement agreement, Mercer paid $500 million, of which $100 million was covered by insurance.

Pension Related Items

During 2012, the Company contributed $124 million to its U.S. pension plans and $389 million to non-U.S. pension plans, which includes discretionary contributions of $100 million to each of the U.S. and the U.K. plans, compared with $24 million for U.S. plans and $320 million for non-U.S. plans in 2011.

In the U.S., contributions to the tax-qualified defined benefit plans are based on ERISA guidelines and the company generally expects to maintain a funded status of 80% or more of the liability determined under the ERISA guidelines. The pension stabilization provisions included in the "Moving Ahead for Progress in the 21st Century Act", enacted on July 6, 2012, changed the methodology for determining the discount rate used for calculating plan liabilities under ERISA, which determines, in part, the funding requirements. After considering the impact of the pension funding stabilization provisions discussed above, the Company does not expect any contributions will be required to its U.S. tax-qualified plan through the end of 2014. The Company expects to fund approximately $25 million to its non-qualified U.S. pension plans in 2013.

The Company has a large number of non-U.S. defined benefit pension plans, the largest of which are in the U.K., which comprise approximately 82% of non-U.S. plan assets. Contribution rates for non-U.S. plans are generally based on local funding practices and statutory requirements, which may differ significantly from measurements under U.S. GAAP. In the U.K., contributions to defined benefit pension plans are determined through a negotiation process between the Company and the plans' Trustee that typically occurs every three years in conjunction with the actuarial valuation of the plans. This process is governed by U.K. pension regulations. The assumptions that result from the funding negotiations are different from those used for U.S. GAAP and currently result in a lower funded status than under U.S. GAAP. The current funding plan was based on assumptions (including interest rates, inflation, salary increases and mortality) that reflected market conditions as of year-end 2009, was agreed to in early 2011 and forms the basis for the Company's aggregate contributions to the U.K. plans for 2011 through 2013. In 2012, the Company made required contributions of $289 million to its non-U.S. defined benefit pension plans, including amounts called for under the U.K. funding plan. Additionally, the Company made a $100 million discretionary contribution to the U.K. plans. The valuation of the U.K. pension plan at December 31, 2012 that results from the negotiation process described above will determine funding that is expected to become applicable in 2014. Contributions to the U.K. plans typically comprised of a portion related to the current service cost, that is, the benefits earned by employees in the current year, plus an amount intended to reduce, over time, any deficit determined through the Company's negotiations with the Trustee. The Company anticipates contributing approximately $250 million in March 2013 to pre-fund all or a substantial portion of any deficit funding contributions that may be required from 2014 through 2016 as a result of the negotiations with the Trustee. In the aggregate, the Company expects to fund $623 million to its non-U.S. plans in 2013, comprising $171 million to plans outside of the U.K. (including a $70 million discretionary contribution to a Canadian plan in January 2013) and $452 million to the U.K. plans.

Funding amounts may be influenced by future asset performance, the level of discount rates and other variables impacting the assets and/or liabilities of the plan.

The year-over-year change in the funded status of the Company's pension plans is impacted by the variance between actual and assumed results, particularly with regard to return on assets and changes in the discount rate, as well as the amount of Company contributions, if any. Unrecognized actuarial losses were approximately $1.9 billion and $3.3 billion at December 31, 2012 for the U.S. plans and non-U.S. plans, respectively, compared with $1.7 billion and $3.0 billion at December 31, 2011. The increase is primarily due to the impact of decreases in the discount rates partly offset by actual returns on plan assets in 2012 that were higher than the estimated long-term rate of return on plan assets. In the past several years, the amount of actuarial losses has been significantly impacted, both positively and negatively, by actual asset performance and changes in discount rates. The discount rate used to measure plan liabilities declined in both the U.S. and the U.K. (the Company's two largest plans) in each of the four years for 2009 to 2012. At the end of 2009, the weighted average discount rate for all plans was 6.0%, declining to 5.6%, 4.9% and 4.4% at the end of 2010, 2011 and 2012, respectively. A decline in the discount rate increases the measured plan liability, resulting in actuarial losses. During 2012, the Company's defined benefit pension plan assets had actual returns of 14.1% and 9.9% in the U.S. and U.K., respectively. During 2011, the Company's defined benefit pension plan assets had actual returns of 5.8%, and 4.8% in the U.S. and U.K., respectively; and in 2010, the actual returns were 14.4% in the U.S. and 13.5% in the U.K. In 2012 and 2010, actuarial losses resulting from declines in the discount rate were partly offset by actual asset returns which exceeded the assumed rates of return in each year. In 2011, both the decline in the discount rate and actual asset returns that were lower than the assumed rates of return contributed to the actuarial losses.

Overall, the Company's pension expense is expected to increase in 2013 by approximately $30 million before the partly-offsetting impacts on bonuses and other incentive compensation and possible movements in foreign exchange rates. The increase in the expected pension expense in 2013 results primarily from a decline in the discount rates used to measure plan liabilities. Partly offsetting this increase is the impact of an increase in plan assets resulting from both investment returns and contributions.The impact of these higher asset levels is partly offset by a reduction in the weighted average assumed rate of return related to the non-U.S. plans.

The Company's accounting policies for its defined benefit pension plans, including the selection of and sensitivity to assumptions, are discussed below under Management's Discussion of Critical Accounting Policies. For additional information regarding the Company's retirement plans, see Note 8 to the consolidated financial statements.

Financing Cash Flows

Net cash used for financing activities was $633 million in 2012 compared with $1.0 billion of net cash used for financing activities in 2011. The Company reduced outstanding debt by approximately $10 million, $100 million and $550 million in 2012, 2011 and 2010, respectively.

Debt

During the first quarter of 2012, the Company repaid its 6.25% fixed rate $250 million senior notes that matured. The Company used proceeds from the issuance of 2.3% five-year $250 million senior notes in the first quarter to fund the maturing notes.

On July 15, 2011, the Company purchased $600 million of outstanding notes comprised of $330 million of its 2014 Notes and $270 million of its 2015 Notes (collectively, the "Notes"). The Company acquired the Notes at fair value plus a tender premium, which exceeded its carrying value. A charge of approximately $72 million was recorded in the Consolidated Statement of Income in the third quarter of 2011 related to the extinguishment of this debt.

The Company used proceeds from the issuance of 4.80% ten-year $500 million senior notes in the third quarter of 2011 and cash on hand to purchase the Notes.

In February 2013, the Company repaid $250 million of maturing senior notes.

Acquisitions

During 2012, the Company paid $30 million of contingent payments related to acquisitions made in prior periods. Remaining estimated future contingent consideration payments of $63 million for acquisitions completed in 2012 and in prior years are recorded in accounts payable and accrued liabilities or other liabilities in the consolidated balance sheet at December 31, 2012.

In the second quarter of 2011, the Company acquired the remaining minority interest of a previously majority-owned entity for total cash consideration of $8 million.

In the first quarter of 2011, the Company paid deferred purchase consideration of $13 million related to the purchase in 2009 of the minority interest of a previously controlled entity.

Credit Facilities

The Company and certain of its subsidiaries maintain a $1.0 billion multi-currency five-year unsecured revolving credit facility. The interest rate on this facility is based on LIBOR plus a fixed margin which varies with the Company's credit ratings. This facility requires the Company to maintain certain coverage and leverage ratios which are tested quarterly. There were no borrowings under this facility at December 31, 2012.

In December 2012 the Company closed on a $50 million, 3-year delayed draw term loan facility. The interest rate on this facility is based on LIBOR plus a fixed margin which varies with the Company's credit ratings. The facility requires the Company to maintain coverage ratios and leverage ratios consistent with the revolving credit facility discussed above. There were no borrowings under this facility at December 31, 2012.

The Company's senior debt is currently rated Baa2 by Moody's and BBB by Standard & Poor's. The Company's short-term debt is currently rated P-2 by Moody's and A-2 by Standard & Poor's. The Company carries a stable outlook from Moody's and Standard & Poor's.

The Company also maintains other credit facilities, guarantees and letters of credit with various banks, primarily related to operations located outside the United States, aggregating $247 million at December 31, 2012 and $248 million at December 31, 2011. There were no outstanding borrowings under these facilities.

Share Repurchases

During 2012, the Company repurchased approximately 6.9 million shares of its common stock for total consideration of approximately $230 million at an average price per share of $33.36. The Company remains authorized to repurchase additional shares of its common stock up to a value of $323 million. There is no time limit on this authorization. During 2011, the Company repurchased approximately 12.3 million shares of its common stock for total consideration of approximately $361 million at an average price per share of $29.44.

Dividends

The Company paid total dividends of $497 million in 2012 ($0.90 per share), $480 million in 2011 ($0.86 per share) and $452 million in 2010 ($0.81 per share).

Investing Cash Flows

Net cash used for investing activities amounted to $583 million in 2012 compared with $457 million used for investing activities in 2011. The Company made 15 acquisitions in 2012. Cash used for these acquisitions, net of cash acquired was $230 million. In addition, in 2012, the Company paid $59 million of deferred purchase consideration related to acquisitions made in prior years and $3 million for the purchase of other intangible assets. Remaining deferred cash payments of approximately $42 million for acquisitions completed in 2012 and in prior years are recorded in accounts payable and accrued liabilities or other liabilities in the consolidated balance sheet at December 31, 2012.

The Company made 12 acquisitions in 2011. Cash used for these acquisitions, net of cash acquired, was $160 million compared with $427 million used for acquisitions in 2010. In addition, the Company recorded a liability of $33 million for estimated contingent purchase consideration related to the acquisitions completed in 2011. In 2011, the Company also paid $11 million for deferred purchase consideration, $62 million into escrow for future acquisitions and $4 million for the purchase of other intangible assets. In 2010, in addition to the cash paid, the Company issued approximately 7.6 million shares of common stock with an acquisition date value of $183 million, and also paid $60 million of deferred purchase consideration, $3 million for other intangible assets and $2 million of contingent purchase consideration related to acquisitions made in prior years.

Cash provided by the sale of securities was $6 million for the periods ended December 31, 2012 and 2011, respectively.

The Company's additions to fixed assets and capitalized software, which amounted to $320 million in 2012 and $280 million in 2011, primarily relate to computer equipment purchases, the refurbishing and modernizing of office facilities and software development costs.

The Company has committed to potential future investments of approximately $40 million in private equity funds that invest primarily in financial services companies. Substantially all invested assets in Trident II were harvested in the first quarter of 2013 and the fund is expected to wind down. The Company expects to receive approximately $100 million related to its Trident II investment in 2013.

Commitments and Obligations

The following sets forth the Company's future contractual obligations by the types identified in the table below as of December 31, 2012:

	Payment due by Period				
Contractual Obligations *(In millions of dollars)*	Total	Within 1 Year	1-3 Years	4-5 Years	After 5 Years
Current portion of long-term debt	$ 260	$ 260	$ —	$ —	$ —
Long-term debt	2,664	—	821	273	1,570
Interest on long-term debt	1,309	159	287	209	654
Net operating leases	2,489	355	583	433	1,118
Service agreements	374	136	120	78	40
Other long-term obligations	144	32	103	7	2
Purchase commitments	47	32	15	—	—
Total	$ 7,287	$ 974	$ 1,929	$ 1,000	$ 3,384

The above does not include the liability for unrecognized tax benefits of $117 million as the Company is unable to reasonably predict the timing of settlement of these liabilities, other than approximately $12 million that may become payable during 2013. The above does not include the indemnified liabilities discussed in Note 15 as the Company is unable to reasonably predict the timing of settlement of these liabilities. The above does not include net pension liabilities of approximately $1.8 billion because the timing and amount of ultimate payment of such liability is dependent upon future events, including, but not limited to, future returns on plan assets, and changes in the discount rate used to measure the liabilities. The amounts of estimated future benefits payments to be made from plan assets are disclosed in Note 8 to the consolidated financial statements. In 2013, the Company expects to contribute approximately $25 million and $623 million to its U.S. and non-U.S. pension plans, respectively.

Management's Discussion of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Management considers the policies discussed below to be critical to understanding the Company's financial statements because their application places the most significant demands on management's judgment, and requires management to make estimates about the effect of matters that are inherently uncertain. Actual results may differ from those estimates.

Legal and Other Loss Contingencies

The Company and its subsidiaries are subject to numerous claims, lawsuits and proceedings including claims for errors and omissions. GAAP requires that a liability be recorded when a loss is both probable and reasonably estimable. Significant management judgment is required to apply this guidance. The Company utilizes case level reviews by inside and outside counsel, an internal actuarial analysis and other analyses to estimate potential losses. The liability is reviewed quarterly and adjusted as developments warrant. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because we are unable, at the present time, to make a determination that a loss is both probable and reasonably estimable. Given the unpredictability of E&O claims and of litigation that could flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on the Company's businesses, results of operations, financial condition or cash flow in a given quarterly or annual period.

In addition, to the extent that insurance coverage is available, significant management judgment is required to determine the amount of recoveries that are probable of collection under the Company's various insurance programs.

Retirement Benefits

The Company maintains qualified and non-qualified defined benefit pension and defined contribution plans for its eligible U.S. employees and a variety of defined benefit and defined contribution plans for its eligible non-U.S. employees. The Company's policy for funding its tax qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth in U.S. and applicable foreign laws.

The Company recognizes the funded status of its over-funded defined benefit pension and retiree medical plans as a net benefit plan asset and its unfunded and underfunded plans as a net benefit plan liability. The gains or losses and prior service costs or credits that have not been recognized as components of net periodic costs are recorded as a component of Accumulated Other Comprehensive Income ("AOCI"), net of tax, in the Company's consolidated balance sheets. The gains and losses that exceed specified corridors are amortized prospectively out of AOCI over a period that approximates the average remaining service period of active employees, or for plans in which substantially all the participants are inactive, over the remaining life expectancy of the inactive employees.

The determination of net periodic pension cost is based on a number of assumptions, including an expected long-term rate of return on plan assets, the discount rate, mortality and assumed rate of salary increase. Significant assumptions used in the calculation of net periodic pension costs and pension liabilities are disclosed in Note 8 to the consolidated financial statements. The Company believes the assumptions for each plan are reasonable and appropriate and will continue to evaluate assumptions at least annually and adjust them as appropriate. Based on its current assumptions, the Company expects pension expense in 2013 to increase approximately $30 million compared with 2012 before partly-offsetting impacts of bonuses and other incentive compensation and possible movements in foreign exchange rates.

Future pension expense or credits will depend on plan provisions, future investment performance, future assumptions and various other factors related to the populations participating in the pension plans. Holding all other assumptions constant, a half-percentage point change in the rate of return on plan assets and discount rate assumptions would affect net periodic pension cost for the U.S. and U.K. plans, which together comprise approximately 88% of total pension plan liabilities, as follows:

	0.5 Percentage Point Increase		0.5 Percentage Point Decrease	
(In millions of dollars)	U.S.	U.K.	U.S.	U.K.
Assumed Rate of Return on Plan Assets	$ (18)	$ (35)	$ 18	$ 35
Discount Rate	$ (20)	$ (25)	$ 20	$ 25

Changing the discount rate and leaving the other assumptions constant may not be representative of the impact on expense, because the long-term rates of inflation and salary increases are often correlated with the discount rate. Changes in these assumptions will not necessarily have a linear impact on the net periodic pension cost.

The Company contributes to certain health care and life insurance benefits provided to its retired employees. The cost of these post-retirement benefits for employees in the U.S. is accrued during the period up to the date employees are eligible to retire, but is funded by the Company as incurred. The key assumptions and sensitivity to changes in the assumed health care cost trend rate are discussed in Note 8 to the consolidated financial statements.

Income Taxes

The Company's tax rate reflects its income, statutory tax rates and tax planning in the various jurisdictions in which it operates. Significant judgment is required in determining the annual effective tax rate and in evaluating uncertain tax positions. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process. The first step involves recognition. The Company determines whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. The technical merits of a tax position derive from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate resolution with a taxing authority.

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period and involve significant management judgment. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustments may result, for example, upon resolution of an issue with the taxing authorities, or expiration of a statute of limitations barring an assessment for an issue.

Tax law requires items be included in the Company's tax returns at different times than the items are reflected in the financial statements. As a result, the annual tax expense reflected in the consolidated statements of income is different than that reported in the tax returns. Some of these differences are permanent, such as expenses that are not deductible in the returns, and some differences are temporary and reverse over time, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred, or expense for which a deduction has been taken already in the tax return but the expense has not yet been recognized in the financial statements. Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns in future years for which a benefit has already been recorded in the financial statements. In assessing the need for and amount of a valuation allowance for deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and adjusts the valuation allowance accordingly. The Company evaluates all significant available positive and negative evidence, including the existence of losses in recent years and its forecast of future taxable income by jurisdiction, in assessing the need for a valuation allowance. The Company also considers tax-planning strategies that would result in realization of deferred tax assets, and the presence of taxable income in prior period tax filings in jurisdictions that allow for the carryback of tax attributes pursuant to the applicable tax law. The underlying assumptions the Company uses in forecasting future taxable income require significant judgment and take into account the Company's recent performance. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which temporary differences or carry-forwards are deductible or creditable. Valuation allowances are established for deferred tax assets when it is estimated that it is more likely than not that future taxable income will be insufficient to fully use a deduction or credit in that jurisdiction.

Fair Value Determinations

Investment Valuation—The Company holds investments in private companies as well as certain private equity funds. Certain investments, primarily investments in private equity funds, are accounted for using the equity method. Although not directly recorded in the Company's consolidated balance sheets, the Company defined benefit pension plans hold investments of approximately $12.2 billion. The fair value of these investments determines, in part, the over-or under-funded status of those plans, which is included in the Company's consolidated balance sheets. The Company periodically reviews the carrying value of its investments to determine if any valuation adjustments are appropriate under the applicable accounting pronouncements. The Company bases its review on the facts and circumstances as they relate to each investment. Fair value of investments in private equity funds is determined by the funds' investment managers. Factors considered in determining the fair value of private equity investments include: implied valuation of recently completed financing rounds that included sophisticated outside investors; performance multiples of comparable public companies; restrictions on the sale or disposal of the investments; trading characteristics of the securities; and the relative size of the holdings in comparison to other private investors and the public market float. In those instances where quoted market prices are not available, particularly for equity holdings in private companies, or formal restrictions limit the sale of securities, significant management judgment is required to determine the appropriate value of the Company's investments. The Company reviews with the fund manager the appropriateness of valuation results for significant private equity investments.

Goodwill Impairment Testing—The Company is required to assess goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company performs the annual goodwill impairment test for each of its reporting units during the third quarter of each year. The Company adopted new accounting guidance in the third quarter of 2011. Under this guidance, a company may first assess qualitative factors to determine whether it is necessary to perform the goodwill impairment test. If, as a result of this qualitative assessment, a company determines the fair value of a reporting unit is more likely than not lower than its carrying value, a step 1 impairment assessment must be performed. The Company considered the totality of numerous factors, which included that the fair value of each reporting unit exceeded its carrying value by a substantial margin in its most recent estimate of reporting unit fair values, whether significant acquisitions or dispositions occurred which might alter the fair values of its reporting units, macroeconomic conditions and their potential impact on reporting unit fair values, actual performance compared with budget and prior projections used in its estimation of reporting unit fair values, industry and market conditions, and the year over year change in the Company's share price.

Based on its qualitative evaluation, the Company concluded that a two-step goodwill impairment test was not required in 2012.

Share-based Payment

The guidance for accounting for share-based payments requires, among other things, that the estimated fair value of stock options be charged to earnings. Significant management judgment is required to determine the appropriate assumptions for inputs such as volatility and expected term necessary to estimate option values. In addition, management judgment is required to analyze the terms of the plans and awards granted thereunder to determine if awards will be treated as equity awards or liability awards, as defined by the accounting guidance.

As of December 31, 2012, there was $18 million of unrecognized compensation cost related to stock option awards. The weighted-average periods over which the costs are expected to be recognized is 1.3 years. Also as of December 31, 2012, there was $135 million of unrecognized compensation cost related to the Company's restricted stock, restricted stock unit and deferred stock unit awards.

See Note 9 to the consolidated financial statements for additional information regarding accounting for share-based payments.

New Accounting Pronouncements

Note 1 to the consolidated financial statements contains a summary of the Company's significant accounting policies, including a discussion of recently issued accounting pronouncements and their impact or potential future impact on the Company's financial results, if determinable, under the sub-heading "New Accounting Pronouncements".

Item 7A. Qualitative and Quantitative Disclosures About Market Risk

Market Risk and Credit Risk

Certain of the Company's revenues, expenses, assets and liabilities are exposed to the impact of interest rate changes and fluctuations in foreign currency exchange rates and equity markets.

Interest Rate Risk and Credit Risk

The Company has historically managed its net exposure to interest rate changes by utilizing a mixture of variable and fixed rate borrowings to finance the Company's asset base. In February 2011, the Company entered into two 3.5-year interest rate swaps to hedge changes in the fair value of the first $250 million of its 5.375% senior notes due in 2014. Under the terms of the swaps, the counter-parties will pay the Company a fixed rate of 5.375% and the Company will pay interest at a floating rate of three-month LIBOR plus a fixed spread of 3.726%. The swaps are designated as fair value hedging instruments and are deemed to be perfectly effective in accordance with applicable accounting guidance.

Interest income generated from the Company's cash investments as well as invested fiduciary funds will vary with the general level of interest rates.

The Company had the following investments subject to variable interest rates:

(In millions of dollars)	**December 31, 2012**
Cash and cash equivalents invested in money market funds, certificates of deposit and time deposits	**$2,301**
Fiduciary cash and investments	**$3,992**

Based on the above balances, if short-term interest rates increased or decreased by 10%, or 10 basis points, over the course of the year, annual interest income, including interest earned on fiduciary funds, would increase or decrease by approximately $4 million.

In addition to interest rate risk, our cash investments and fiduciary fund investments are subject to potential loss of value due to counter-party credit risk. To minimize this risk, the Company and its subsidiaries invest pursuant to a Board approved investment policy. The policy mandates the preservation of principal and liquidity and requires broad diversification with counter-party limits assigned based primarily on credit rating and type of investment. The Company carefully monitors its cash and fiduciary fund investments and will further restrict the portfolio as appropriate to market conditions. The majority of cash and fiduciary fund investments are invested in short-term bank deposits and liquid money market funds.

Foreign Currency Risk

The translated values of revenue and expense from the Company's international operations are subject to fluctuations due to changes in currency exchange rates. The non-U.S. based revenue that is exposed to foreign exchange fluctuations is approximately 56% of total revenue. We periodically use forward contracts and options to limit foreign currency exchange rate exposure on net income and cash flows for specific, clearly defined transactions arising in the ordinary course of business. Although the Company has significant revenue generated in foreign locations which is subject to foreign exchange rate fluctuations, in most cases both the foreign currency revenue and expenses are in the functional currency of the foreign location. As such, the U.S. dollar translation of both the revenues and expenses, as well as the potentially offsetting movements of various currencies against the U.S. dollar, generally tends to mitigate the impact on net operating income of foreign currency risk. The Company estimates that a 10% movement of major foreign currencies (Euro, Sterling, Australian dollar and Canadian dollar) in the same direction against the U.S. dollar that held constant over the course of the year would increase or decrease full year operating income by approximately $45 million.

Equity Price Risk

The Company holds investments in both public and private companies, and certain private equity funds that invest primarily in financial services companies. Non-publicly traded investments of $16 million are accounted for using the cost method and $131 million are accounted for using the equity method. The investments that are classified as available for sale or that are not publicly traded are subject to risk of changes in market value, which if determined to be other than temporary, could result in realized impairment losses. The Company periodically reviews the carrying value of such investments to determine if any valuation adjustments are appropriate under the applicable accounting pronouncements.

Other

A number of lawsuits and regulatory proceedings are pending. See Note 15 to the consolidated financial statements included elsewhere in this report.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, *(In millions, except per share figures)*	**2012**	2011	2010
Revenue	**$ 11,924**	$ 11,526	$ 10,550
Expense:			
Compensation and benefits	**7,134**	6,969	6,465
Other operating expenses	**2,961**	2,919	3,146
Operating expenses	**10,095**	9,888	9,611
Operating income	**1,829**	1,638	939
Interest income	**24**	28	20
Interest expense	**(181)**	(199)	(233)
Cost of extinguishment of debt	**—**	(72)	—
Investment income	**24**	9	43
Income before income taxes	**1,696**	1,404	769
Income tax expense	**492**	422	204
Income from continuing operations	**1,204**	982	565
Discontinued operations, net of tax	**(3)**	33	306
Net income before non-controlling interests	**1,201**	1,015	871
Less: Net income attributable to non-controlling interests	**25**	22	16
Net income attributable to the Company	**$ 1,176**	$ 993	$ 855
Basic net income per share – Continuing operations	**$ 2.16**	$ 1.76	$ 1.01
– Net income attributable to the Company	**$ 2.16**	$ 1.82	$ 1.56
Diluted net income per share – Continuing operations	**$ 2.13**	$ 1.73	$ 1.00
–Net income attributable to the Company	**$ 2.13**	$ 1.79	$ 1.55
Average number of shares outstanding – Basic	**544**	542	540
– Diluted	**552**	551	544
Shares outstanding at December 31,	**545**	539	541

The accompanying notes are an integral part of these consolidated statements.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, *(In millions)*	**2012**	2011	2010
Net income before non-controlling interests	**$ 1,201**	$ 1,015	$ 871
Other comprehensive income (loss), before tax:			
Foreign currency translation adjustments	**177**	(100)	(34)
Unrealized investment loss	**(1)**	(9)	(17)
Loss related to pension/post-retirement plans	**(447)**	(1,114)	(146)
Other comprehensive loss, before tax	**(271)**	(1,223)	(197)
Income tax credit on other comprehensive loss	**(152)**	(335)	(68)
Other comprehensive loss, net of tax	**(119)**	(888)	(129)
Comprehensive income	**1,082**	127	742
Less: Comprehensive income attributable to non-controlling interests	**25**	22	16
Comprehensive income attributable to the Company	**$ 1,057**	$ 105	$ 726

The accompanying notes are an integral part of these consolidated statements.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, (In millions, except share figures)	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,301	$ 2,113
Receivables		
Commissions and fees	2,858	2,676
Advanced premiums and claims	62	86
Other	244	249
	3,164	3,011
Less-allowance for doubtful accounts and cancellations	(106)	(105)
Net receivables	3,058	2,906
Current deferred tax assets	410	376
Other current assets	194	253
Total current assets	5,963	5,648
Goodwill and intangible assets	7,261	6,963
Fixed assets, net	809	804
Pension related assets	260	39
Deferred tax assets	1,223	1,205
Other assets	772	795
	$ 16,288	$ 15,454
LIABILITIES AND EQUITY		
Current liabilities:		
Short-term debt	$ 260	$ 260
Accounts payable and accrued liabilities	1,721	2,016
Accrued compensation and employee benefits	1,473	1,400
Accrued income taxes	110	63
Total current liabilities	3,564	3,739
Fiduciary liabilities	3,992	4,082
Less – cash and investments held in a fiduciary capacity	(3,992)	(4,082)
	—	—
Long-term debt	2,658	2,668
Pension, postretirement and postemployment benefits	2,094	1,655
Liabilities for errors and omissions	460	468
Other liabilities	906	984
Commitments and contingencies	—	—
Equity:		
Preferred stock, $1 par value, authorized 6,000,000 shares, none issued	—	—
Common stock, $1 par value, authorized 1,600,000,000 shares, issued 560,641,640 shares at December 31, 2012 and December 31, 2011	561	561
Additional paid-in capital	1,107	1,156
Retained earnings	8,628	7,949
Accumulated other comprehensive loss	(3,307)	(3,188)
Non-controlling interests	64	57
	7,053	6,535
Less – treasury shares, at cost, 15,133,774 shares at December 31, 2012 and 21,463,226 shares at December 31, 2011	(447)	(595)
Total equity	6,606	5,940
	$ 16,288	$ 15,454

The accompanying notes are an integral part of these consolidated statements.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, *(In millions)*	**2012**	2011	2010
Operating cash flows:			
Net income before non-controlling interests	**$ 1,201**	$ 1,015	$ 871
Adjustments to reconcile net income to cash provided by operations:			
Depreciation and amortization of fixed assets and capitalized software	**277**	267	291
Amortization of intangible assets	**72**	65	66
Intangible asset impairment	**8**	—	—
Adjustments to acquisition related contingent consideration liability	**(44)**	—	—
Charge for early extinguishment of debt	**—**	72	—
Provision for deferred income taxes	**96**	178	16
Gain on investments	**(24)**	(8)	(40)
Loss (gain) on disposition of assets	**23**	35	(17)
Stock option expense	**26**	21	18
Changes in assets and liabilities:			
Net receivables	**(144)**	143	(216)
Other current assets	**(37)**	(225)	51
Other assets	**(177)**	(94)	(216)
Accounts payable and accrued liabilities	**(210)**	108	(55)
Accrued compensation and employee benefits	**72**	107	(13)
Accrued income taxes	**44**	1	32
Other liabilities	**174**	32	(145)
Effect of exchange rate changes	**(35)**	(12)	79
Net cash provided by operations	**1,322**	1,705	722
Financing cash flows:			
Purchase of treasury shares	**(230)**	(361)	(86)
Proceeds from issuance of debt	**248**	496	—
Repayments of debt	**(259)**	(11)	(559)
Payments for early extinguishment of debt	—	(672)	—
Purchase of non-controlling interests	—	(21)	(15)
Shares withheld for taxes on vested units – treasury shares	**(97)**	(93)	(59)
Issuance of common stock	**248**	162	41
Payments of contingent consideration for acquisitions	**(30)**	(16)	—
Distributions to non-controlling interests	**(16)**	(11)	—
Dividends paid	**(497)**	(480)	(452)
Net cash used for financing activities	**(633)**	(1,007)	(1,130)
Investing cash flows:			
Capital expenditures	**(320)**	(280)	(271)
Net sales of long-term investments	**20**	62	91
Proceeds from sales of fixed assets	**6**	3	6
Dispositions	**—**	—	1,202
Acquisitions	**(292)**	(237)	(492)
Other, net	**3**	(5)	(1)
Net cash (used for) provided by investing activities	**(583)**	(457)	535
Effect of exchange rate changes on cash and cash equivalents	**82**	(22)	(10)
Increase in cash and cash equivalents	**188**	219	117
Cash and cash equivalents at beginning of period	**2,113**	1,894	1,777
Cash and cash equivalents at end of period	**$ 2,301**	$ 2,113	$ 1,894

The accompanying notes are an integral part of these consolidated statements.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, *(In millions, except per share figures)*	**2012**	2011	2010
COMMON STOCK			
Balance, beginning and end of year	**$ 561**	$ 561	$ 561
ADDITIONAL PAID-IN CAPITAL			
Balance, beginning of year	**$ 1,156**	$ 1,185	$ 1,211
Change in accrued stock compensation costs	**(16)**	(13)	6
Issuance of shares under stock compensation plans and employee stock purchase plans and related tax impact	**(34)**	(14)	(17)
Purchase of subsidiary shares from non-controlling interests	**1**	(2)	—
Issuance of shares for acquisitions	**—**	—	(15)
Balance, end of period	**$ 1,107**	$ 1,156	$ 1,185
RETAINED EARNINGS			
Balance, beginning of year	**$ 7,949**	$ 7,436	$ 7,033
Net income attributable to the Company	**1,176**	993	855
Dividend equivalents declared - (per share amounts: $0.90 in 2012, $0.86 in 2011, and $0.81 in 2010)	**(8)**	(14)	(15)
Dividends declared – (per share amounts: $0.90 in 2012, $0.86 in 2011, and $0.81 in 2010)	**(489)**	(466)	(437)
Balance, end of period	**$ 8,628**	$ 7,949	$ 7,436
ACCUMULATED OTHER COMPREHENSIVE LOSS			
Balance, beginning of year	**$ (3,188)**	$ (2,300)	$ (2,171)
Comprehensive loss, net of tax	**(119)**	(888)	(129)
Balance, end of period	**$ (3,307)**	$ (3,188)	$ (2,300)
TREASURY SHARES			
Balance, beginning of year	**$ (595)**	$ (514)	$ (806)
Issuance of shares under stock compensation plans and employee stock purchase plans	**378**	280	180
Issuance of shares for acquisitions	**—**	—	198
Purchase of treasury shares	**(230)**	(361)	(86)
Balance, end of period	**$ (447)**	$ (595)	$ (514)
NON-CONTROLLING INTERESTS			
Balance, beginning of year	**$ 57**	$ 47	$ 35
Net income attributable to non-controlling interests	**25**	22	16
Distributions	**(16)**	(5)	—
Other changes	**(2)**	(7)	(4)
Balance, end of period	**$ 64**	$ 57	$ 47
TOTAL EQUITY	**$ 6,606**	$ 5,940	$ 6,415

The accompanying notes are an integral part of these consolidated statements.

1. Summary of Significant Accounting Policies

Nature of Operations: Marsh & McLennan Companies, Inc. the ("Company"), a global professional services firm, is organized based on the different services that it offers. Under this organizational structure, the Company's two business segments are Risk and Insurance Services and Consulting.

The Risk and Insurance Services segment provides risk management and insurance broking, reinsurance broking and insurance program management services for businesses, public entities, insurance companies, associations, professional services organizations, and private clients. The Company conducts business in this segment through Marsh and Guy Carpenter.

The Company conducts business in its Consulting segment through two main business groups. Mercer provides consulting expertise, advice, services and solutions in the areas of talent, health, retirement and investments. Oliver Wyman Group provides specialized management and economic and brand consulting services.

Acquisitions impacting the Risk and Insurance Services and Consulting segments are discussed in Note 4 to the consolidated financial statements.

On August 3, 2010, the Company completed the sale of Kroll, the Company's former Risk Consulting & Technology segment, to Altegrity, Inc. ("Altegrity") for cash consideration of $1.13 billion. In the first quarter of 2010, Kroll completed the sale of Kroll Laboratory Specialists ("KLS"). The gain on the sale of Kroll and related tax benefits and the after-tax loss on the sale of KLS, along with Kroll's, and KLS's 2010 results of operations are included in discontinued operations in 2010.

With the sale of Kroll in August 2010, along with other dispositions between 2008 and 2010, the Company has divested its entire Risk Consulting & Technology Segment. The Company has "continuing involvement" in certain Corporate Advisory and Restructuring businesses ("CARG") that were disposed of in 2008. The runoff of the CARG businesses is being managed by the Company's corporate departments and financial results of these entities are included in "Corporate" for segment reporting purposes.

Principles of Consolidation: The accompanying consolidated financial statements include all wholly-owned and majority-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

Fiduciary Assets and Liabilities: In its capacity as an insurance broker or agent, the Company generally collects premiums from insureds and, after deducting its commissions, remits the premiums to the respective insurance underwriters. The Company also collects claims or refunds from underwriters on behalf of insureds. Unremitted insurance premiums and claims proceeds are held by the Company in a fiduciary capacity. Risk and Insurance Services revenue includes interest on fiduciary funds of $39 million, $47 million and $45 million in 2012, 2011 and 2010, respectively. The Consulting segment recorded fiduciary interest income of $4 million in each of 2012 , 2011 and 2010. Since fiduciary assets are not available for corporate use, they are shown in the consolidated balance sheets as an offset to fiduciary liabilities.

Net uncollected premiums and claims and the related payables amounted to $9.1 billion and $9 billion at December 31, 2012 and 2011, respectively. The Company is not a principal to the contracts under which the right to receive premiums or the right to receive reimbursement of insured losses arises. Net uncollected premiums and claims and the related payables are, therefore, not assets and liabilities of the Company and are not included in the accompanying consolidated balance sheets.

In certain instances, the Company advances premiums, refunds or claims to insurance underwriters or insureds prior to collection. These advances are made from corporate funds and are reflected in the accompanying consolidated balance sheets as receivables.

Mercer manages approximately $16 billion of assets in trusts or funds for which Mercer's management or trustee fee is considered a variable interest. Mercer is not the primary beneficiary of these trusts or funds. Mercer's only variable interest in any of these trusts or funds is its unpaid fees, if any. Mercer's maximum exposure to loss of its interests is, therefore, limited to collection of its fees.

Revenue: Risk and Insurance Services revenue includes insurance commissions, fees for services rendered and interest income on certain fiduciary funds. Insurance commissions and fees for risk transfer services generally are recorded as of the effective date of the applicable policies or, in certain cases (primarily in the Company's reinsurance broking operations), as of the effective date or billing date, whichever is later. A reserve for policy cancellation is provided based on historic and current data on cancellations. Fees for non-risk transfer services provided to clients are recognized over the period in which the services are provided, using a proportional performance model. Fees resulting from achievement of certain performance thresholds are recorded when such levels are attained and such fees are not subject to forfeiture.

As part of the sale of MMC Capital in 2005, the Company retained the right to receive certain performance fees related to the Trident II and Trident III private equity partnerships. The Company recognizes performance fee income when such fees are no longer subject to forfeiture, which may take a number of years to resolve. The Company has deferred the recognition of income related to such performance fees of $78 million and $74 million at December 31, 2012 and 2011, respectively. This income is based on the investment performance over the life of each private equity fund, and future declines in fund performance from current levels may result in the forfeiture of such revenue. In the first quarter of 2013, Trident II sold substantially all of the remaining assets of the fund and the fund will wind down. As a result, approximately $15 million of the deferred performance fees will be recognized as part of investment income.

Consulting revenue includes fees paid by clients for advice and services and commissions from insurance companies for the placement of individual and group contracts. Fee revenue for engagements where remuneration is based on time plus out-of-pocket expenses is recognized based on the amount of time consulting professionals expend on the engagement. For fixed fee engagements, revenue is recognized using a proportional performance model. Revenue from insurance commissions not subject to a fee arrangement is recorded over the effective period of the applicable policies. Revenues for asset based fees are recognized on an accrual basis by applying the daily/monthly rate as contractually agreed with the client to the applicable net asset value. On a limited number of engagements, performance fees may also be earned for achieving certain pre-determined performance criteria. Such fees are recognized when the performance criteria have been achieved and agreed to by the client. Expenses incurred by professional staff in the generation of revenue are billed to the client and included in revenue.

Cash and Cash Equivalents: Cash and cash equivalents primarily consist of certificates of deposit and time deposits, with original maturities of three months or less, and money market funds. The estimated fair value of the Company's cash and cash equivalents approximates their carrying value. The Company is required to maintain operating funds of approximately $250 million related to regulatory requirements outside the U.S. or as collateral under captive insurance arrangements.

Fixed Assets: Fixed assets are stated at cost less accumulated depreciation and amortization. Expenditures for improvements are capitalized. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is reflected in income. Expenditures for maintenance and repairs are charged to operations as incurred.

Depreciation of buildings, building improvements, furniture, and equipment is provided on a straight-line basis over the estimated useful lives of these assets. Furniture and equipment is depreciated over periods ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the periods covered by the applicable leases or the estimated useful life of the improvement, whichever is less. Buildings are depreciated over periods ranging from thirty to forty years. The Company periodically reviews long-lived assets for impairment whenever events or changes indicate that the carrying value of assets may not be recoverable.

The components of fixed assets are as follows:

December 31, *(In millions of dollars)*	2012	2011
Furniture and equipment	**$ 1,168**	$1,101
Land and buildings	**412**	405
Leasehold and building improvements	**811**	767
	2,391	2,273
Less-accumulated depreciation and amortization	**(1,582)**	(1,469)
	$ 809	$ 804

Investment Securities: The Company holds investments primarily in private companies and certain private equity funds.

Certain investments, primarily investments in private equity funds, are accounted for under the equity method using a consistently applied three-month lag period adjusted for any known significant changes from the lag period to the reporting date of the Company. The underlying private equity funds follow investment company accounting, where securities within the fund are carried at fair value. The Company records its proportionate share of the change in fair value of the funds in earnings which amounted to gains of $33 million, $10 million and $32 million in 2012, 2011 and 2010, respectively. Securities recorded using the equity method are included in other assets in the consolidated balance sheets.

The Company has an investment in Trident II limited partnership, a private equity investment fund. At December 31, 2012, the Company's investment in Trident II was approximately $78 million, reflected in other assets in the consolidated balance sheet. In the first quarter of 2013, Trident II sold substantially all remaining assets and the fund will wind down. The Company expects to receive approximately $100 million in cash proceeds related to this sale in 2013.

Gains or losses recognized in earnings from the investment securities, including the performance fees discussed above, are included in investment income in the consolidated statements of income. Costs related to management of the Company's investments, including incentive compensation partially derived from investment income and (loss), are recorded in operating expenses.

Goodwill and Other Intangible Assets: Goodwill represents acquisition costs in excess of the fair value of net assets acquired. Goodwill is reviewed at least annually for impairment. The Company performs an annual impairment test for each of its reporting units during the third quarter of each year. When a step 1 test is performed, fair values of the reporting units are estimated using either a market approach or a discounted cash flow model. Carrying values for the reporting units are based on balances at the prior quarter end and include directly identified assets and liabilities as well as an allocation of those assets and liabilities not recorded at the reporting unit level. As discussed in Note 6, the Company assesses qualitative factors to determine if a step 1 assessment is necessary. Other intangible assets, which primarily consist of customer lists, that are not deemed to have an indefinite life are amortized over their estimated lives and reviewed for impairment upon the occurrence of certain triggering events in accordance with applicable accounting literature. The Company had no indefinite lived identified intangible assets at December 31, 2012 or 2011.

Capitalized Software Costs: The Company capitalizes certain costs to develop, purchase or modify software for the internal use of the Company. These costs are amortized on a straight-line basis over periods ranging from three to ten years. Costs incurred during the preliminary project stage and post implementation stage, are expensed as incurred. Costs incurred during the application development stage are capitalized. Costs related to updates and enhancements are only capitalized if they will result in additional functionality. Capitalized computer software costs of $278 million and $244 million, net of accumulated amortization of $691 million and $619 million at December 31, 2012 and 2011, respectively, are included in other assets in the consolidated balance sheets.

Legal and Other Loss Contingencies: The Company and its subsidiaries are subject to numerous claims, lawsuits and proceedings including claims for errors and omissions ("E&O"). GAAP requires that a liability be recorded when a loss is both probable and reasonably estimable. Significant management judgement is required to apply this guidance. The Company utilizes case level reviews by inside and outside counsel, an internal actuarial analysis and other analyses to estimate potential losses. The liability is reviewed quarterly and adjusted as developments warrant. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because we are unable, at the present time, to make a determination that a loss is both probable and reasonably estimable. Given the unpredictability of E&O claims and of litigation that could flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on the Company's businesses, results of operations, financial condition or cash flow in a given quarterly or annual period.

In addition, to the extent that insurance coverage is available, significant management judgment is required to determine the amount of recoveries that are probable of collection under the Company's various insurance programs.

The legal and other contingent liabilities described above are not discounted.

Income Taxes: The Company's effective tax rate reflects its income, statutory tax rates and tax planning in the various jurisdictions in which it operates. Significant judgment is required in determining the annual effective tax rate and in evaluating uncertain tax positions and the ability to realize deferred tax assets.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process. The first step involves recognition. The Company determines whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. The technical merits of a tax position derive from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate resolution with a taxing authority.

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustments may result, for example, upon resolution of an issue with the taxing authorities, or expiration of a statute of limitations barring an assessment for an issue. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Tax law requires items be included in the Company's tax returns at different times than the items are reflected in the financial statements. As a result, the annual tax expense reflected in the consolidated statements of income is different than that reported in the income tax returns. Some of these differences are permanent, such as expenses that are not deductible in the returns, and some differences are temporary and reverse over time, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns in future years for which benefit has already been recorded in the financial statements. Valuation allowances are established for deferred tax assets when it is estimated that future taxable income will be insufficient to use a deduction or credit in that jurisdiction. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred, or expense for which a deduction has been taken already in the tax return but the expense has not yet been recognized in the financial statements.

Derivative Instruments: All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Changes in the fair value attributable to the ineffective portion of cash flow hedges are recognized in earnings.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, commissions and fees receivable and insurance recoverables. The Company maintains a policy providing for the diversification of cash and cash equivalent investments and places its investments in a large number of high quality financial institutions to limit the amount of credit risk exposure. Concentrations of credit risk with respect to receivables are generally limited due to the large number of clients and markets in which the Company does business, as well as the dispersion across many geographic areas.

Per Share Data: Under the accounting guidance which applies to the calculation of earnings per share ("EPS") for share-based payment awards with rights to dividends or dividend equivalents, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and should be included in the computation of basic and dilutive EPS using the two-class method.

Basic net income per share attributable to the Company and income from continuing operations per share are calculated by dividing the respective after-tax income attributable to common shares by the weighted average number of outstanding shares of the Company's common stock.

Diluted net income per share attributable to the Company and income from continuing operations per share are calculated by dividing the respective after-tax income attributable to common shares by the weighted average number of outstanding shares of the Company's common stock, which have been adjusted for the dilutive effect of potentially issuable common shares (excluding those that are considered participating securities). The diluted earnings per share calculation reflects the more dilutive effect of either (a) the two-class method that assumes that the participating securities have not been exercised or (b) the treasury stock method. Reconciliation of the applicable income components used for diluted earnings per share and basic weighted average common shares outstanding to diluted weighted average common shares outstanding is presented below.

Basic EPS Calculation - *Continuing Operations* *(In millions, except per share figures)*	**2012**	2011	2010
Net income from continuing operations	**$ 1,204**	$ 982	$ 565
Less: Net income attributable to non-controlling interests	**25**	22	16
Net income from continuing operations attributable to the Company	**1,179**	960	549
Less: Portion attributable to participating securities	**2**	6	6
Net income attributable to common shares for basic earnings per share	**$ 1,177**	$ 954	$ 543
Basic weighted average common shares outstanding	**544**	542	540

Basic EPS Calculation - *Net Income* *(In millions, except per share figures)*	**2012**	2011	2010
Net income attributable to the Company	**$ 1,176**	$ 993	$ 855
Less: Portion attributable to participating securities	**2**	6	11
Net income attributable to common shares for basic earnings per share	**$ 1,174**	$ 987	$ 844
Basic weighted average common shares outstanding	**544**	542	540

Diluted EPS Calculation - *Continuing Operations* *(In millions, except per share figures)*	**2012**	2011	2010
Net income from continuing operations	**$ 1,204**	$ 982	$ 565
Less: Net income attributable to non-controlling interests	**25**	22	16
Net income from continuing operations attributable to the Company	**1,179**	960	549
Less: Portion attributable to participating securities	**2**	6	6
Net income attributable to common shares for diluted earnings per share	**$ 1,177**	$ 954	$ 543
Basic weighted average common shares outstanding	**544**	542	540
Dilutive effect of potentially issuable common shares	**8**	9	4
Diluted weighted average common shares outstanding	**552**	551	544
Average stock price used to calculate common stock equivalents	**$ 33.10**	$ 29.40	$ 23.76

Diluted EPS Calculation - *Net Income* *(In millions, except per share figures)*	**2012**	2011	2010
Net income attributable to the Company	**$ 1,176**	$ 993	$ 855
Less: Portion attributable to participating securities	**2**	6	11
Net income attributable to common shares for diluted earnings per share	**$ 1,174**	$ 987	$ 844
Basic weighted average common shares outstanding	**544**	542	540
Dilutive effect of potentially issuable common shares	**8**	9	4
Diluted weighted average common shares outstanding	**552**	551	544
Average stock price used to calculate common stock equivalents	**$ 33.10**	$ 29.40	$ 23.76

There were 32.0 million, 38.9 million and 43.4 million stock options outstanding as of December 31, 2012, 2011 and 2010, respectively.

Other Significant Matters Impacting Results in Prior Periods: In June 2010, the Company settled a lawsuit brought by the Alaska Retirement Management Board ("ARMB") against Mercer. Under the terms of the settlement agreement, Mercer paid $500 million, of which $100 million was covered by insurance, and recognized a charge of $400 million in the second quarter of 2010.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

New Accounting Pronouncements: In the first quarter of 2012, the Company adopted new accounting guidance related to the presentation of Comprehensive Income. The new guidance gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance did not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

On February 5, 2013, the FASB issued new accounting guidance that adds new disclosure requirements for items reclassified out of accumulated other comprehensive income. The Company is required to implement this new guidance for the reporting period ended March 31, 2013. Other than enhanced disclosure, the adoption of this new guidance is not expected to have a material effect on the Company's financial statements.

In January 2012, the Company adopted guidance issued by the FASB on accounting and disclosure requirements related to fair value measurements. The guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes, the sensitivity of the fair value to changes in unobservable inputs and the hierarchy classification, valuation techniques, and inputs for assets and liabilities whose fair value is only disclosed in the footnotes.

In January 2011, the Company adopted guidance issued by the FASB on revenue recognition regarding multiple-deliverable revenue arrangements. Other than enhanced disclosure, the adoption of this new guidance did not have a material effect on the Company's financial statements.

In January 2011, the Company adopted guidance issued by the FASB which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of this guidance is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all the necessary criteria to be considered substantive. However, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The adoption of this new guidance did not have a material impact on the Company's financial statements.

Reclassifications: Certain reclassifications have been made to prior period amounts to conform with current year presentation, in particular with regard to combining income taxes receivable with other receivables on the consolidated balance sheets.

2. Supplemental Disclosures

The following schedule provides additional information concerning acquisitions, interest and income taxes paid:

(In millions of dollars)	**2012**	2011	2010
Assets acquired, excluding cash	**$ 380**	$ 214	$ 867
Released from escrow in 2012	**(62)**	—	—
Liabilities assumed	**(42)**	(21)	(176)
Shares issued (7.6 million shares in 2010)	**—**	—	(183)
Contingent/deferred purchase consideration	**(46)**	(33)	(81)
Net cash outflow for current year acquisitions	**230**	160	427
Purchase of other intangibles	**3**	4	3
Deferred purchase consideration from prior years' acquisitions	**59**	11	62
Subtotal	**$ 292**	$ 175	$ 492
Cash paid into escrow for future acquisition	**—**	62	—
Net cash outflow for acquisitions	**$ 292**	$ 237	$ 492

(In millions of dollars)	**2012**	2011	2010
Interest paid	**$ 183**	$ 188	$ 232
Income taxes paid, net of refunds	**$ 350**	$ 37	$ 39

The Company had non-cash issuances of common stock under its share-based payment plan of $193 million, $197 million and $182 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company recorded stock-based compensation expense related to equity awards of $152 million, $165 million and $174 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The consolidated statement of cash flows includes the cash flow impact of discontinued operations in each cash flow category. The cash flow impact of discontinued operations from the operating, financing and investing cash flow categories is as follows:

For the Year Ended December 31, *(In millions of dollars)*	**2012**	2011	2010
Net cash provided by (used for) operations	**$ —**	$ 11	$ (6)
Net cash used for investing activities	**$ —**	$ —	$ (14)
Effect of exchange rate changes on cash and cash equivalents	**$ —**	$ —	$ (2)

The information above excludes the cash flow impacts of actual disposal transactions related to discontinued operations because the Company believes these transactions to be cash flows attributable to the parent company, arising from its decision to dispose of the discontinued operation. In 2010, the Company's cash flow reflects cash provided by investing activities of $1.13 billion from the disposal of Kroll and $110 million related to the disposition of KLS.

An analysis of the allowance for doubtful accounts is as follows:

For the Year Ended December 31, *(In millions of dollars)*	**2012**	2011	2010
Balance at beginning of year	**$ 105**	$ 114	$ 107
Provision charged to operations	**11**	11	20
Accounts written-off, net of recoveries	**(12)**	(21)	(26)
Effect of exchange rate changes and other	**2**	1	13
Balance at end of year	**$ 106**	$ 105	$ 114

3. Other Comprehensive Income (Loss)

The components of other comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010 are as follows:

For the year ended December 31,	**2012**		
(In millions of dollars)	**Pre-Tax**	**Tax (Credit)**	**Net of Tax**
Foreign currency translation adjustments	**$ 177**	**$ (5)**	**$ 182**
Unrealized investment gains (losses)	**(1)**	**1**	**(2)**
Pension/post-retirement plans:			
Amortization of losses (gains) included in net periodic pension cost:			
Prior service gains	**(31)**	**(12)**	**(19)**
Net actuarial losses	**270**	**90**	**180**
Subtotal	**239**	**78**	**161**
Net loss arising during period	**(648)**	**(217)**	**(431)**
Foreign currency translation adjustments	**(113)**	**(26)**	**(87)**
Other adjustments	**75**	**17**	**58**
Pension/post-retirement plans losses	**(447)**	**(148)**	**(299)**
Other comprehensive loss	**$ (271)**	**$ (152)**	**$ (119)**

For the year ended December 31,	2011		
(In millions of dollars)	Pre-Tax	Tax (Credit)	Net of Tax
Foreign currency translation adjustments	$ (100)	$ 4	$ (104)
Unrealized investment losses	(9)	(4)	(5)
Pension/post-retirement plans:			
Amortization of losses (gains) included in net periodic pension cost:			
Prior service gains	(32)	(13)	(19)
Net actuarial losses	213	68	145
Subtotal	181	55	126
Net loss arising during period	(1,289)	(388)	(901)
Foreign currency translation adjustments	(14)	(3)	(11)
Other adjustments	8	1	7
Pension/post-retirement plans losses	(1,114)	(335)	(779)
Other comprehensive loss	$ (1,223)	$ (335)	$ (888)

For the year ended December 31,	2010		
(In millions of dollars)	Pre-Tax	Tax (Credit)	Net of Tax
Foreign currency translation adjustments	$ (34)	$ (7)	$ (27)
Unrealized investment losses	(17)	(5)	(12)
Pension/post-retirement plans:			
Amortization of losses (gains) included in net periodic pension cost:			
Prior service gains	(34)	(13)	(21)
Net actuarial losses	144	48	96
Subtotal	110	35	75
Net loss arising during period	(346)	(111)	(235)
Foreign currency translation adjustments	89	18	71
Other adjustments	1	2	(1)
Pension/post-retirement plans losses	(146)	(56)	(90)
Other comprehensive loss	$ (197)	$ (68)	$ (129)

The components of accumulated other comprehensive income (loss) are as follows:

(In millions of dollars)	**December 31, 2012**	December 31, 2011
Foreign currency translation adjustments (net of deferred tax liability of $9 and $14 in 2012 and 2011, respectively)	$ 140	$ (42)
Net unrealized investment gains (net of deferred tax liability of $2 and $1 in 2012 and 2011, respectively)	4	6
Net charges related to pension / post-retirement plans (net of deferred tax asset of $1,657 and $1,508 in 2012 and 2011, respectively)	(3,451)	(3,152)
	$ (3,307)	$ (3,188)

4. Acquisitions

The Company's acquisitions have been accounted for as purchases. Net assets and results of operations are included in the Company's consolidated financial statements commencing at the respective effective purchase dates. In connection with acquisitions, the Company records the estimated value of the net tangible assets purchased and the value of the identifiable intangible assets purchased, which typically consist of purchased customer lists, trademarks and non-compete agreements. The valuation of purchased intangible assets involves significant estimates and assumptions. Any change in assumptions could affect the carrying value of such intangible assets.

During 2012, Marsh completed the following twelve acquisitions:

- January - Marsh acquired Alexander Forbes' South African brokerage operations, including Alexander Forbes Risk Services and related ancillary operations and insurance broking operations in Botswana and Namibia to expand Marsh's presence in Africa. Marsh subsequently closed the acquisitions of the Alexander Forbes operations in Uganda, Malawi and Zambia.
- March - Marsh & McLennan Agency business ("MMA") acquired KSPH, LLC, a middle-market employee benefits agency based in Virginia, and Marsh acquired Cosmos Services (America) Inc., the U.S. insurance brokerage subsidiary of ITOCHU Corp., which specializes in commercial property/casualty, personal lines, and employee benefits brokerage services to U.S. subsidiaries of Japanese companies.
- June - MMA acquired Progressive Benefits Solutions, an employee benefits agency based in North Carolina, and Security Insurance Services, Inc., a Wisconsin-based insurance agency which offers property/casualty and employee benefits products and services to individuals and businesses.
- August - MMA acquired Rosenfeld-Einstein, a South Carolina-based employee benefits service provider, and Eidson Insurance, a property/casualty and employee benefits services firm located in Florida.
- October - MMA acquired Howalt+McDowell, a South Dakota-based agency which offers property casualty, surety, personal protection and employee benefits insurance to individuals and businesses, and The Protector Group Insurance Agency, a Massachusetts-based agency which provides property casualty, employee benefits services, personal insurance and individual financial services.
- November - MMA acquired Brower Insurance, an Ohio-based company providing employee benefits, property/casualty and consulting services.
- December - MMA acquired McGraw Wentworth, a Michigan-based company providing consulting services to mid-sized organizations, and Liscomb Hood Mason, a Minnesota-based company providing property/casualty and employee benefits products and services.

The MMA acquisitions were made to expand Marsh's presence in the U.S. middle-market business.

During 2012, Mercer completed the following three acquisitions:

- February - Mercer acquired the remaining 49% of Yokogawa-ORC, a global mobility firm based in Japan, which was previously accounted for under the equity method, and Pensjon & Finans, a leading Norway-based financial investment and pension consulting firm.
- March - Mercer acquired REPCA, a France-based broking and advisory firm for employer health and benefits plans.

Total purchase consideration for acquisitions made during 2012 was $360 million, which consisted of cash paid of $252 million, deferred purchase and estimated contingent consideration of $46 million, and cash held in escrow of $62 million at December 31, 2011 that was released in the first quarter of 2012. Contingent consideration arrangements are primarily based on EBITDA and revenue targets over two to four years. The fair value of the contingent consideration was based on projected revenue and earnings of the acquired entities. Estimated fair values of assets acquired and liabilities assumed are subject to adjustment when purchase accounting is finalized. During 2012, the Company also paid $59 million of deferred purchase consideration and $30 million of contingent consideration related to acquisitions made in prior years. In addition, the Company paid $3 million to purchase other intangible assets during 2012.

The following table presents the preliminary allocation of the acquisition cost to the assets acquired and liabilities assumed, based on their fair values:

(In millions)		2012
Cash (includes $62 million held in escrow at December 31, 2011)	$	314
Estimated fair value of deferred/contingent consideration		46
Total Consideration	$	360
Allocation of purchase price:		
Cash and cash equivalents	$	22
Accounts receivable, net		8
Other current assets		—
Property, plant, and equipment		5
Intangible assets (primarily customer lists amortized over 10 years)		147
Goodwill		226
Other assets		5
Total assets acquired		413
Current liabilities		13
Other liabilities		40
Total liabilities assumed		53
Net assets acquired	$	360

Prior Year Acquisitions

During 2011, the Company made seven acquisitions in its Risk and Insurance Services segment and five in its Consulting segment. In January 2011, Marsh acquired RJF Agencies, Inc., an independent insurance broking firm in the Midwest. In February 2011, Marsh acquired Hampton Roads Bonding, a surety bonding agency for commercial, road, utility, maritime and government contractors in the state of Virginia, and the Boston office of Kinloch Consulting Group, Inc. In July 2011, Marsh acquired Prescott Pailet Benefits, an employee benefits broker in the state of Texas. In October 2011, Marsh acquired the employee benefits division of Kaeding, Ernst & Co, a Massachusetts-based employee benefits, life insurance and financial planning consulting firm. In November 2011, Marsh acquired Gallagher & Associates, Inc., a property and casualty insurance agency based in Minnesota. In November 2011, Marsh acquired Seitlin Insurance, an insurance firm based in South Florida. These acquisitions were made to expand Marsh's share in the middle-market through Marsh & McLennan Agency.

In January 2011, Mercer acquired Hammond Associates, an investment consulting company for endowments and foundations in the U.S. In June 2011, Mercer acquired Evaluation Associates LLC, an investment consulting firm. In July 2011, Mercer acquired Mahoney Associates, a health and benefits advisory firm based in South Florida. In August 2011, Mercer acquired Censeo Corporation, a human resource consulting firm based in Florida. In December 2011, Mercer acquired Alicia Smith & Associates, a Medicaid policy consulting firm based in Washington, D.C.

Total purchase consideration for the 2011 acquisitions was $197 million which consisted of cash paid of $164 million and deferred and estimated contingent consideration of $33 million. Contingent consideration arrangements are primarily based on EBITDA and revenue targets over two to four years. The fair value of the contingent consideration was based on projected revenue and earnings of the acquired entities. Estimated fair values of assets acquired and liabilities assumed are subject to adjustment when purchase accounting is finalized. The Company also paid $27 million of deferred purchase and contingent consideration related to acquisitions made in prior years. In addition, the Company paid $4 million to purchase other intangible assets during 2011.

In the second quarter of 2011, Marsh acquired the remaining minority interest of a previously majority owned entity for total purchase consideration of $8 million and accounted for this acquisition under the accounting guidance for consolidations and non-controlling interests. This guidance requires that changes in a parent's ownership interest while retaining financial controlling interest in a subsidiary be accounted for as an equity transaction. Stepping up the acquired assets to fair value or the recording of goodwill is not permitted. Therefore, the Company recorded a decrease to additional paid-in capital in 2011 of $2 million related to this transaction.

In the first quarter of 2011, the Company paid deferred purchase consideration of $13 million related to the purchase in 2009 of the minority interest of a previously controlled entity.

Pro-Forma Information

While the Company does not believe its acquisitions are material in the aggregate, the following unaudited pro-forma financial data gives effect to the acquisitions made by the Company during 2012 and 2011. In accordance with accounting guidance related to pro-forma disclosures, the information presented for current year acquisitions is as if they occurred on January 1, 2011 and reflects acquisitions made in 2011 as if they occured on January 1, 2010. The pro-forma information adjusts for the effects of amortization of acquired intangibles. The unaudited pro-forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if such acquisitions had occurred on the dates indicated, nor is it necessarily indicative of future consolidated results.

	Years Ended December 31,		
(In millions, except per share data)	**2012**	2011	2010
Revenue	**$ 12,013**	$ 11,778	$ 10,839
Income from continuing operations	**$ 1,214**	$ 990	$ 580
Net income attributable to the Company	**$ 1,187**	$ 1,001	$ 870
Basic net income per share:			
– Continuing operations	**$ 2.18**	$ 1.78	$ 1.03
– Net income attributable to the Company	**$ 2.18**	$ 1.84	$ 1.59
Diluted net income per share:			
– Continuing operations	**$ 2.15**	$ 1.75	$ 1.02
– Net income attributable to the Company	**$ 2.14**	$ 1.81	$ 1.57

The consolidated statements of income for 2012 include approximately $113 million of revenue and $21 million of net operating income, respectively, related to acquisitions made during 2012.

5. Discontinued Operations

As part of the disposal transactions for Putnam and Kroll, the Company provided certain indemnities, primarily related to pre-transaction tax uncertainties and legal contingencies. In accordance with applicable accounting guidance, liabilities were established related to these indemnities at the time of the sales and reflected as a reduction of the gain on disposal. Discontinued operations includes charges or credits resulting from the settlement or resolution of the indemnified matters, as well as adjustments to the liabilities related to such matters. Discontinued operations in 2011 includes credits of $50 million from the resolution of certain legal matters and insurance recoveries, as well as the settlement of tax audits and the expiration of the statutes of limitations related to certain of the indemnified matters, primarily with respect to Putnam.

Marsh's BPO business, previously part of the Marsh U.S. Consumer business, provided policy, claims, call center and accounting operations on an outsourced basis to life insurance carriers. Marsh invested in a technology platform that was designed to make the Marsh BPO business scalable and more efficient.

During 2011, Marsh decided that it would cease investing in the technology platform and instead exit the business via a sale. In the fourth quarter of 2011, management initiated a plan to sell the Marsh BPO business, which was completed in August 2012. The Company wrote off capitalized software of $17 million, net of tax, which is included in discontinued operations in 2011.

In the first quarter of 2010, Kroll completed the sale of KLS and on August 3, 2010, the Company completed the sale of Kroll to Altegrity.

Kroll's results of operations are reported as discontinued operations in the Company's consolidated statement of income for the portion of 2010 prior to Kroll's disposal. The year ended 2010 also includes the gain on the sale of Kroll and related tax benefits and the loss on the sale of KLS, which includes the tax provision of $36 million on the sale.

The Company's tax basis in its investment in the stock of Kroll at the time of sale exceeded the recorded amount primarily as a result of prior impairments of goodwill recognized for financial reporting, but not tax. A $265 million deferred tax benefit was recorded in discontinued operations in 2010 as a result of the sale of Kroll.

Summarized Statements of Income data for discontinued operations is as follows:

For the Year Ended December 31, *(In millions of dollars)*	**2012**	2011	2010
Kroll Operations			
Revenue	**$ —**	$ —	$ 381
Operating expenses	**—**	—	345
Operating income	**—**	—	36
Income tax expense	**—**	—	16
Income from Kroll operations, net of tax	**—**	—	20
Other discontinued operations, net of tax	**—**	(17)	(7)
Income (loss) from discontinued operations, net of tax	**—**	(17)	13
Disposals of discontinued operations [(a)]	**(2)**	25	58
Income tax (credit) expense [(b)]	**1**	(25)	(235)
Disposals of discontinued operations, net of tax	**(3)**	50	293
Discontinued operations, net of tax	**$ (3)**	$ 33	$ 306
Discontinued operations, net of tax per share			
– Basic	**$ —**	$ 0.06	$ 0.55
– Diluted	**$ —**	$ 0.06	$ 0.55

(a) Includes gain on sale of Kroll and the gain on the sale of KLS in 2010.

(b) Includes the provision/(credit) for income taxes relating to the recognition of tax benefits recorded in connection with the sale of Kroll as well as a tax provision of $36 million on the sale of KLS in 2010.

6. Goodwill and Other Intangibles

The Company is required to assess goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company performs the annual impairment test for each of its reporting units during the third quarter of each year. In accordance with applicable accounting guidance, the Company assesses qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test. The Company considered the numerous factors, which included that the fair value of each reporting unit exceeded its carrying value by a substantial margin in its most recent estimate of reporting unit fair values, whether significant acquisitions or dispositions occurred which might alter the fair values of its reporting units, macroeconomic conditions and their potential impact on reporting unit fair values, actual performance compared with budget and prior projections used in its estimation of reporting unit fair values, industry and market conditions, and the year over year change in the Company's share price. The Company completed its evaluation in the third quarter of 2012 and concluded that a two-step goodwill impairment test was not required in 2012 and that goodwill was not impaired.

Other intangible assets that are not deemed to have an indefinite life are amortized over their estimated lives and reviewed for impairment upon the occurrence of certain triggering events in accordance with applicable accounting literature.

Changes in the carrying amount of goodwill are as follows:

(In millions of dollars)	**2012**	2011
Balance as of January 1, as reported	**$ 6,562**	$ 6,420
Goodwill acquired	**226**	124
Other adjustments[(a)]	**4**	18
Balance at December 31,	**$ 6,792**	$ 6,562

(a) Reflects increases due to the impact of foreign exchange in both years. 2012 also reflects a reduction due to purchase accounting adjustments.

The goodwill acquired of $226 million in 2012 (approximately $110 million of which is deductible for tax purposes) comprised of $196 million related to the Risk and Insurance Services segment and $30 million related to the Consulting segment.

Goodwill allocable to the Company's reportable segments is as follows: Risk and Insurance Services, $4.7 billion and Consulting, $2.1 billion.

Amortized intangible assets consist primarily of the cost of client lists and trade names acquired. The gross cost and accumulated amortization at December 31, 2012 and 2011 is as follows:

(In millions of dollars)	**2012**			2011		
	Gross Cost	**Accumulated Amortization**	**Net Carrying Amount**	Gross Cost	Accumulated Amortization	Net Carrying Amount
Amortized intangibles	**$ 814**	**$ 345**	**$ 469**	$ 666	$ 265	$ 401

The Company recorded an intangible asset impairment charge of $8 million in the third quarter of 2012 in the Risk & Insurance Services segment.

Aggregate amortization expense for the years ended December 31, 2012, 2011 and 2010 was $72 million, $65 million and $50 million, respectively, and the estimated future aggregate amortization expense is as follows:

For the Years Ending December 31, *(In millions of dollars)*	
2013	$ 67
2014	64
2015	61
2016	50
2017	45
Subsequent years	182
	$ 469

7. Income Taxes

For financial reporting purposes, income before income taxes includes the following components:

For the Years Ended December 31, (In millions of dollars)	2012	2011	2010
Income before income taxes:			
U.S.	$ 398	$ 121	$ (296)
Other	1,298	1,283	1,065
	$ 1,696	$ 1,404	$ 769

	2012	2011	2010
The expense (benefit) for income taxes is comprised of:			
Income taxes:			
Current–			
U.S. Federal	$ 42	$ 7	$ (90)
Other national governments	336	289	249
U.S. state and local	24	24	21
	402	320	180
Deferred–			
U.S. Federal	(18)	5	(28)
Other national governments	89	90	50
U.S. state and local	19	7	2
	90	102	24
Total income taxes	$ 492	$ 422	$ 204

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

December 31, (In millions of dollars)	2012	2011
Deferred tax assets:		
Accrued expenses not currently deductible	$ 589	$ 559
Differences related to non-U.S. operations [a]	159	188
Accrued retirement & postretirement benefits—non-U.S. operations	107	164
Accrued retirement benefits U.S.	604	507
Net operating losses [b]	104	129
Income currently recognized for tax	75	62
Foreign tax credit carryforwards	224	169
Other	77	114
	$ 1,939	$ 1,892
Deferred tax liabilities:		
Unrealized investment holding gains	$ 2	$ 3
Differences related to non-U.S. operations	107	99
Depreciation and amortization	245	233
Other	4	9
	$ 358	$ 344

(a) Net of valuation allowances of $7 million in 2012 and $3 million in 2011.
(b) Net of valuation allowances of $65 million in 2012 and $46 million in 2011.

December 31, *(In millions of dollars)*		**2012**		2011
Balance sheet classifications:				
Current assets	**$**	**410**	$	376
Other assets	**$**	**1,223**	$	1,205
Current liabilities	**$**	**(18)**	$	(12)
Other liabilities	**$**	**(34)**	$	(21)

U.S. Federal income taxes are not provided on temporary differences with respect to investments in foreign subsidiaries that are essentially permanent in duration, which at December 31, 2012 amounted to approximately $4.3 billion. The determination of the unrecognized deferred tax liability with respect to these investments is not practicable.

A reconciliation from the U.S. Federal statutory income tax rate to the Company's effective income tax rate is shown below.

For the Years Ended December 31,	**2012**	2011	2010
U.S. Federal statutory rate	**35.0%**	35.0%	35.0%
U.S. state and local income taxes—net of U.S. Federal income tax benefit	**1.9**	1.6	1.9
Differences related to non-U.S. operations	**(6.1)**	(6.5)	(9.5)
Other	**(1.8)**	—	(0.9)
Effective tax rate	**29.0%**	30.1%	26.5%

The Company's consolidated tax rate was 29.0%, 30.1% and 26.5% in 2012, 2011 and 2010, respectively. The tax rate in each year reflects foreign operations, which are taxed at rates lower than the U.S. statutory tax rate.

Valuation allowances had net increases of $23 million and decreases of $1 million in 2012 and 2011, respectively. During the respective years, adjustments of the beginning of the year balances of valuation allowances increased income tax expense by $16 million in 2012 and decreased income tax expense by $7 million in 2011. None of the cumulative valuation allowances relate to amounts which if realized would increase contributed capital in the future. Approximately 73% of the Company's net operating loss carryforwards expire from 2013 through 2032, and others are unlimited. The potential tax benefit from net operating loss carryforwards at the end of 2012 comprised state and local, and non-U.S. tax benefits of $78 million and $90 million, respectively, before reduction for valuation allowances. Foreign tax credit carryforwards expire from 2018 through 2022.

The realization of deferred tax assets depends on generating future taxable income in the applicable jurisdiction during the periods in which the tax benefits are deductible or creditable. The Company, including Marsh have been profitable globally. However, tax liabilities are determined and assessed on a legal entity and jurisdictional basis. Certain taxing jurisdictions allow or require combined or consolidated tax filings.

In the United States, certain groups within the Company, which file on a combined basis, were profitable in 2011 and 2012, but incurred a loss in 2010 as a result of the cost resulting from the resolution of the ARMB matter. The Company assessed the realizability of its domestic deferred tax assets, particularly state deferred tax assets of Marsh relating to jurisdictions in which it files separate tax returns, state deferred tax assets of all of the Company's domestic operations related to jurisdictions in which the Company files a unitary or combined state tax return, and foreign tax credit carryforwards in the Company's consolidated U.S. federal tax return. When making its assessment about the realization of its domestic deferred tax assets at December 31, 2012, the Company considered all available evidence, placing particular weight on evidence that could be objectively verified. The evidence considered included (i) the profitability of the Company's U.S. operations in 2011 and 2012 and the cumulative period from 2010 through 2012, (ii) the nature, frequency, and severity of financial reporting losses incurred prior to

2011, (iii) profit trends evidenced by continued improvements in the Company's and Marsh's operating performance, (iv) the non-recurring nature of some of the items that contributed to the losses before 2011, (v) the carryforward periods for the net operating losses ("NOLs") and foreign tax credit carryforwards, (vi) the sources and timing of future taxable income, giving weight to sources according to the extent to which they can be objectively verified, and (vii) tax planning strategies that would be implemented, if necessary, to accelerate utilization of NOLs. Based on its assessment, the Company concluded that it is more likely than not that a substantial portion of these deferred tax assets are realizable and a valuation allowance was recorded to reduce the domestic tax assets to the amount that the Company believes is more likely than not to be realized. In the event sufficient taxable income is not generated in future periods, additional valuation allowances of up to approximately $270 million could be required relating to these domestic deferred tax assets. The realization of the remaining U.S. federal deferred tax assets is not as sensitive to U.S. profits because it is supported by anticipated repatriation of future annual earnings from the Company's profitable global operations, consistent with the Company's historical practice. In addition, when making its assessment about the realization of its domestic deferred tax assets at December 31, 2012, the Company continued to assess the realizability of deferred tax assets of certain other entities with a history of recent losses, including other U.S. entities that file separate state tax returns and foreign subsidiaries, and recorded valuation allowances as appropriate.

Following is a reconciliation of the Company's total gross unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010:

(In millions of dollars)	**2012**	2011	2010
Balance at January 1,	**$ 143**	$ 199	$ 206
Additions, based on tax positions related to current year	**26**	7	7
Additions for tax positions of prior years	**35**	39	10
Reductions for tax positions of prior years	**(41)**	(91)	(6)
Reductions due to reclassification of tax indemnifications on sale of Kroll	**—**	—	(3)
Settlements	**(6)**	(6)	(4)
Lapses in statutes of limitation	**(40)**	(5)	(11)
Balance at December 31,	**$ 117**	$ 143	$ 199

Of the total unrecognized tax benefits at December 31, 2012, 2011 and 2010, $96 million, $102 million and $123 million, respectively, represent the amount that, if recognized, would favorably affect the effective tax rate in any future periods. The total gross amount of accrued interest and penalties at December 31, 2012, 2011 and 2010, before any applicable federal benefit, was $13 million, $17 million and $35 million, respectively.

As discussed in Note 5, the Company has provided certain indemnities related to contingent tax liabilities as part of the disposals of Putnam and Kroll. At December 31, 2012, 2011 and 2010, $6 million, $14 million and $75 million, respectively, included in the table above, relates to Putnam and Kroll positions included in consolidated Company tax returns. Since the Company remains primarily liable to the taxing authorities for resolution of uncertain tax positions related to consolidated returns, these balances will remain as part of the Company's consolidated liability for uncertain tax positions. Any future charges or credits that are directly related to the disposal of Putnam and Kroll and the indemnified contingent tax issues, including interest accrued, will be recorded in discontinued operations as incurred. The balance of gross unrecognized tax benefits at January 1, 2010 in the chart above includes balances related to stand alone tax filings of Kroll that were reclassified and are included as part of the fair value liability for contingent tax indemnities following the sale transaction.

The Company is routinely examined by the jurisdictions in which it has significant operations. The Internal Revenue Service (IRS) is currently examining 2009 and 2010. During 2011, the Company was accepted to participate in the IRS Compliance Assurance Process (CAP) which is structured to conduct real-time compliance reviews. The IRS is currently examining 2011 and performing a pre-filing review of the Company's 2012 U.S. operations. New York State has examinations underway for various entities covering the years 2007 through 2010. At the end of 2012, Massachusetts issued Notices of Assessment for 2007 for various entities and the Company is currently appealing those assessments. During 2012, the United Kingdom completed its examination of tax year 2010 for various subsidiaries. There are no ongoing tax audits in the jurisdictions outside the U.S. in which the company has significant operations. The Company regularly considers the likelihood of assessments in each of the taxing jurisdictions resulting from examinations. The Company has established appropriate liabilities for uncertain tax positions in relation to the potential assessments. The Company believes the resolution of tax matters will not have a material effect on the consolidated financial position of the Company, although a resolution of tax matters could have a material impact on the Company's net income or cash flows and on its effective tax rate in a particular future period. It is reasonably possible that the total amount of unrecognized tax benefits will decrease between zero and approximately $25 million within the next twelve months due to settlement of audits and expiration of statutes of limitation.

8. Retirement Benefits

The Company maintains qualified and non-qualified defined benefit pension plans for its U.S. and non-U.S. eligible employees. The Company's policy for funding its tax qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth by U.S. law and the laws of the non-U.S. jurisdictions in which the Company offers defined benefit plans.

Combined U.S. and non-U.S. Plans

The weighted average actuarial assumptions utilized for the U.S. and significant non-U.S. defined benefit plans and postretirement benefit plans are as follows:

	Pension Benefits		Postretirement Benefits	
	2012	2011	**2012**	2011
Weighted average assumptions:				
Discount rate (for expense)	**4.91%**	5.59%	**5.05%**	5.81%
Expected return on plan assets	**8.03%**	8.19%	**—**	—
Rate of compensation increase (for expense)	**3.09%**	4.08%	**—**	—
Discount rate (for benefit obligation)	**4.38%**	4.91%	**4.32%**	5.05%
Rate of compensation increase (for benefit obligation)	**2.43%**	3.09%	**—**	—

The Company uses actuaries from Mercer, a subsidiary of the Company, to perform valuations of its pension plans. The long-term rate of return assumption is determined for each plan based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of each plan's assets. The Company utilizes a model developed by the Mercer actuaries to assist in the determination of this assumption. The model takes into account several factors, including: actual and target portfolio allocation; investment, administrative and trading expenses incurred directly by the plan trust; historical portfolio performance; relevant forward-looking economic analysis; and expected returns, variances and correlations for different asset classes. These measures are used to determine probabilities using standard statistical techniques to calculate a range of expected returns on the portfolio. The Company generally does not adjust the rate of return assumption from year to year if, at the measurement date, it is within the best estimate range, defined as between the 25th and 75th percentile of the expected long-term annual returns in accordance with the "American Academy of Actuaries Pension Practice Council Note May 2001 Selecting and Documenting Investment Return Assumptions" and consistent with Actuarial Standards of Practice No. 27. Historical long-term average asset returns of each plan are also reviewed to determine whether they are consistent and reasonable compared with the best estimate range. The expected return on plan assets is determined by applying the assumed long-term rate of return to the market-related value of plan assets. This market-related value recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future market-related value of the assets will be impacted as previously deferred gains or losses are recorded.

The target asset allocation for the U.S. Plan is 58% equities and equity alternatives and 42% fixed income. At the end of 2012, the actual allocation for the U.S. Plan was 58% equities and equity alternatives and 42% fixed income. The target asset allocation for the U.K. Plan, which comprises approximately 82% of non-U.S. Plan assets, is 53% equities and equity alternatives and 47% fixed income. At the end of 2012, the actual allocation for the U.K. Plan was 52% equities and equity alternatives and 48% fixed income. The assets of the Company's defined benefit plans are diversified and are managed in accordance with applicable laws and with the goal of maximizing the plans' real return within acceptable risk parameters. The Company uses threshold-based portfolio rebalancing to ensure the actual portfolio remains consistent with target asset allocation ranges.

The discount rate selected for each U.S. plan is based on a model bond portfolio with coupons and redemptions that closely match the expected liability cash flows from the plan. Discount rates for non-U.S. plans are based on appropriate bond indices such as the Markit iBoxx £ Corporates AA 15+ index in the U.K. Projected compensation increases reflect current expectations as to future levels of inflation.

The components of the net periodic benefit cost for defined benefit and other postretirement plans are as follows:

Combined U.S. and significant non-U.S. Plans	Pension			Postretirement		
For the Years Ended December 31,	Benefits			Benefits		
(In millions of dollars)	**2012**	2011	2010	**2012**	2011	2010
Service cost	**$ 240**	$ 226	$ 197	**$ 5**	$ 5	$ 4
Interest cost	**596**	609	578	**13**	13	14
Expected return on plan assets	**(905)**	(887)	(815)	**—**	—	—
Amortization of prior service credit	**(19)**	(19)	(21)	**(14)**	(13)	(13)
Recognized actuarial loss (credit)	**270**	215	144	**—**	(4)	—
Net periodic benefit cost	**$ 182**	$ 144	$ 83	**$ 4**	$ 1	$ 5

Plan Assets

For the U.S. plan, investment allocation decisions are made by a fiduciary committee composed of senior executives appointed by the Company's Chief Executive Officer. For the non-U.S. plans, investment allocation decisions are made by local fiduciaries, in consultation with the Company for the larger plans. Plan assets are invested in a manner consistent with the fiduciary standards set forth in all relevant laws relating to pensions and trusts in each country. Primary investment objectives are (1) to achieve an investment return that, in combination with current and future contributions, will provide sufficient funds to pay benefits, and (2) to minimize the risk of large losses. The investment allocations are designed to meet these objectives by broadly diversifying plan assets among numerous asset classes with differing expected returns, volatilities, and correlations.

The major categories of plan assets include equity securities, equity alternative investments, and fixed income securities. For the U.S. qualified plan, the category ranges are 53-63% for equities and equity alternatives, and 37-47% for fixed income. For the U.K. Plan, the category ranges are 50-56% for equities and equity alternatives, and 44-50% for fixed income. Asset allocation ranges are evaluated generally every three years. Asset allocation is monitored frequently and re-balancing actions are taken as appropriate.

Plan investments are exposed to stock market, interest rate, and credit risk. Concentrations of these risks are generally limited due to diversification by investment style within each asset class, diversification by investment manager, diversification by industry sectors and issuers, and the dispersion of investments across many geographic areas.

Unrecognized Actuarial Gains/Losses

In accordance with applicable accounting guidance, the funded status of the Company's pension plans is recorded in the consolidated balance sheets and provides for a delayed recognition of actuarial gains or losses arising from changes in the projected benefit obligation due to changes in the assumed discount rates, differences between the actual and expected value of plan assets and other assumption changes. The unrecognized pension plan actuarial gains or losses and prior service costs not yet recognized in net periodic pension cost are recognized in AOCI, net of tax. These gains and losses are amortized prospectively out of AOCI over a period that approximates the average remaining service period of active employees, or for plans in which substantially all the participants are inactive, over the remaining life expectancy of the inactive employees.

U.S. Plans

The following schedules provide information concerning the Company's U.S. defined benefit pension plans and postretirement benefit plans:

	U.S. Pension Benefits		U.S. Postretirement Benefits	
(In millions of dollars)	**2012**	2011	**2012**	2011
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 4,533**	$ 4,041	**$ 162**	$ 180
Service cost	**93**	83	**3**	3
Interest cost	**230**	231	**8**	8
Actuarial (gain) loss	**522**	352	**13**	(20)
Medicare Part D subsidy	**—**	—	**3**	4
Benefits paid	**(181)**	(174)	**(13)**	(13)
Benefit obligation, December 31	**$ 5,197**	$ 4,533	**$ 176**	$ 162
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 3,493**	$ 3,444	**$ —**	$ —
Actual return on plan assets	**500**	199	**—**	—
Employer contributions	**124**	24	**10**	9
Medicare Part D subsidy	**—**	—	**3**	4
Benefits paid	**(181)**	(174)	**(13)**	(13)
Fair value of plan assets, December 31	**$ 3,936**	$ 3,493	**$ —**	$ —
Net funded status, December 31	**$ (1,261)**	$ (1,040)	**$ (176)**	$ (162)
Amounts recognized in the consolidated balance sheets:				
Current liabilities	**$ (25)**	$ (124)	**$ (9)**	$ (9)
Noncurrent liabilities	**(1,236)**	(916)	**(167)**	(153)
Net liability recognized, December 31	**$ (1,261)**	$ (1,040)	**$ (176)**	$ (162)
Amounts recognized in other comprehensive income (loss):				
Prior service credit	**$ 23**	$ 39	**$ —**	$ 13
Net actuarial (loss) gain	**(1,887)**	(1,695)	**(2)**	12
Total recognized accumulated other comprehensive (loss) income, December 31	**$ (1,864)**	$ (1,656)	**$ (2)**	$ 25
Cumulative employer contributions in excess (deficient) of net periodic cost	**603**	616	**(174)**	(187)
Net amount recognized in consolidated balance sheet	**$ (1,261)**	$ (1,040)	**$ (176)**	$ (162)
Accumulated benefit obligation at December 31	**$ 5,114**	$ 4,467	**$ —**	$ —

(In millions of dollars)	U.S. Pension Benefits 2012	U.S. Pension Benefits 2011	U.S. Postretirement Benefits 2012	U.S. Postretirement Benefits 2011
Reconciliation of prior service credit (charge) recognized in accumulated other comprehensive income (loss):				
Beginning balance	**$ 39**	$ 55	**$ 13**	$ 26
Recognized as component of net periodic benefit credit	**(16)**	(16)	**(13)**	(13)
Prior service credit, December 31	**$ 23**	$ 39	**$ —**	$ 13

(In millions of dollars)	U.S. Pension Benefits 2012	U.S. Pension Benefits 2011	U.S. Postretirement Benefits 2012	U.S. Postretirement Benefits 2011
Reconciliation of net actuarial gain (loss) recognized in accumulated other comprehensive income (loss):				
Beginning balance	**$ (1,695)**	$ (1,327)	**$ 12**	$ (4)
Recognized as component of net periodic benefit cost	**152**	100	**(1)**	(4)
Changes in plan assets and benefit obligations recognized in other comprehensive income (loss):				
Liability experience	**(522)**	(352)	**(13)**	20
Asset experience	**178**	(116)	**—**	—
Total gain (loss) recognized as change in plan assets and benefit obligations	**(344)**	(468)	**(13)**	20
Net actuarial gain (loss), December 31	**$ (1,887)**	$ (1,695)	**$ (2)**	$ 12

For the Years Ended December 31, (In millions of dollars)	U.S. Pension Benefits 2012	U.S. Pension Benefits 2011	U.S. Pension Benefits 2010	U.S. Postretirement Benefits 2012	U.S. Postretirement Benefits 2011	U.S. Postretirement Benefits 2010
Total recognized in net periodic benefit cost and other comprehensive loss (income)	**$ 346**	$ 467	$ 148	**$ 24**	$ (9)	$ 26

Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year:

(In millions of dollars)	U.S. Pension Benefits 2013	U.S. Postretirement Benefits 2013
Prior service cost	**$ (16)**	**$ —**
Net actuarial loss	**202**	**—**
Projected cost	**$ 186**	**$ —**

The weighted average actuarial assumptions utilized in determining the above amounts for the U.S. defined benefit and other U.S. postretirement plans as of the end of the year are as follows:

	U.S. Pension Benefits		U.S. Postretirement Benefits	
	2012	2011	**2012**	2011
Weighted average assumptions:				
Discount rate (for expense)	**5.15%**	5.90%	**5.10%**	5.95%
Expected return on plan assets	**8.75%**	8.75%	**—**	—
Rate of compensation increase (for expense)	**2.00%**	3.90%	**—**	—
Discount rate (for benefit obligation)	**4.45%**	5.15%	**4.25%**	5.10%
Rate of compensation increase (for benefit obligation)	**2.00%**	2.00%	**—**	—

The projected benefit obligation, accumulated benefit obligation and aggregate fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $5.2 billion, $5.1 billion and $3.9 billion, respectively, as of December 31, 2012 and $4.5 billion, $4.5 billion and $3.5 billion, respectively, as of December 31, 2011.

The projected benefit obligation and fair value of plan assets for U.S. pension plans with projected benefit obligations in excess of plan assets was $5.2 billion and $3.9 billion, respectively, as of December 31, 2012 and $4.5 billion and $3.5 billion, respectively, as of December 31, 2011.

As of December 31, 2012, the U.S. qualified plan holds eight million shares of the Company's common stock which were contributed to the Plan by the Company in 2005. This represents approximately 7% of that plan's assets as of December 31, 2012. In addition, plan assets may be invested in funds managed by Mercer Investments.

The components of the net periodic benefit cost for the U.S. defined benefit and other postretirement benefit plans are as follows:

U.S. Plans only For the Years Ended December 31,	Pension Benefits			Postretirement Benefits		
(In millions of dollars)	**2012**	2011	2010	**2012**	2011	2010
Service cost	**$ 93**	$ 83	$ 76	**$ 3**	$ 3	$ 3
Interest cost	**230**	231	227	**8**	8	10
Expected return on plan assets	**(322)**	(315)	(295)	**—**	—	—
Amortization of prior service credit	**(16)**	(16)	(18)	**(13)**	(13)	(13)
Recognized actuarial loss (credit)	**152**	100	71	**(1)**	(4)	—
Net periodic benefit cost (credit)	**$ 137**	$ 83	$ 61	**$ (3)**	$ (6)	$ —

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 became law. The net periodic benefit cost shown above for 2012, 2011 and 2010, respectively, includes the subsidy.

The assumed health care cost trend rate for Medicare eligibles is approximately 7.86% in 2012, gradually declining to 4.5% in 2028, and the rate for non-Medicare eligibles is 7.73% in 2012, gradually declining to 4.50% in 2028. Assumed health care cost trend rates have a small effect on the amounts reported for the U.S. health care plans because the Company caps its share of health care trend at 5%. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In millions of dollars)	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$ —	$ —
Effect on postretirement benefit obligation	$ 1	$ (5)

Estimated Future Contributions

The Company expects to fund approximately $25 million for its U.S. non-qualified plan in 2013. The Company's policy for funding its tax-qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth in the U.S. and applicable foreign law. There currently is no ERISA funding requirement for the U.S. qualified plan for 2013.

Non-U.S. Plans

The following schedules provide information concerning the Company's non-U.S: defined benefit pension plans and non-U.S. postretirement benefit plans:

	Non-U.S. Pension Benefits		Non-U.S. Postretirement Benefits	
(In millions of dollars)	**2012**	2011	**2012**	2011
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 7,717**	$ 6,802	**$ 91**	$ 83
Service cost	**147**	143	**2**	2
Interest cost	**366**	378	**5**	5
Employee contributions	**11**	14	**—**	—
Actuarial loss	**419**	575	**10**	5
Plan amendments	**(71)**	(3)	**—**	—
Effect of settlement	**(11)**	(7)	**—**	—
Effect of curtailment	**(3)**	(1)	**(1)**	—
Benefits paid	**(278)**	(266)	**(4)**	(4)
Foreign currency changes	**280**	66	**4**	—
Other	**2**	16	**—**	—
Benefit obligation at, December 31	**$ 8,579**	$ 7,717	**$ 107**	$ 91
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 7,206**	$ 6,741	**$ —**	$ —
Actual return on plan assets	**721**	311	**—**	—
Effect of settlement	**(11)**	(6)	**—**	—
Company contributions	**389**	320	**4**	4
Employee contributions	**11**	14	**—**	—
Benefits paid	**(278)**	(266)	**(4)**	(4)
Foreign currency changes	**273**	82	**—**	—
Other	**1**	10	**—**	—
Fair value of plan assets, December 31	**$ 8,312**	$ 7,206	**$ —**	$ —
Net funded status, December 31	**$ (267)**	$ (511)	**$ (107)**	$ (91)
Amounts recognized in the consolidated balance sheets:				
Non-current assets	**$ 258**	$ 39	**$ —**	$ —
Current liabilities	**(6)**	(106)	**(4)**	(4)
Non-current liabilities	**(519)**	(444)	**(103)**	(87)
Net liability recognized, December 31	**$ (267)**	$ (511)	**$ (107)**	$ (91)
Amounts recognized in other comprehensive income (loss):				
Prior service credit	**$ 93**	$ 23	**$ —**	$ 1
Net actuarial (loss) gain	**(3,309)**	(3,038)	**(27)**	(19)
Total recognized accumulated other comprehensive (loss) income, December 31	**$ (3,216)**	$ (3,015)	**$ (27)**	$ (18)
Cumulative employer contributions in excess (deficient) of net periodic cost	**2,949**	2,504	**(80)**	(73)
Net amount recognized in consolidated balance sheet, December 31	**$ (267)**	$ (511)	**$ (107)**	$ (91)
Accumulated benefit obligation, December 31	**$ 8,229**	$ 7,246	**$ —**	$ —

(In millions of dollars)	Non-U.S. Pension Benefits 2012	Non-U.S. Pension Benefits 2011	Non-U.S. Postretirement Benefits 2012	Non-U.S. Postretirement Benefits 2011
Reconciliation of prior service credit (cost):				
Beginning balance	**$ 23**	$ 23	**$ 1**	$ 1
Recognized as component of net periodic benefit credit	**(3)**	3	**(1)**	—
Effect of curtailment	**(1)**	—	**—**	—
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Plan amendments	**71**	(3)	**—**	—
Exchange rate adjustments	**3**	—	**—**	—
Prior service credit, December 31	**$ 93**	$ 23	**$ —**	$ 1

(In millions of dollars)	Non-U.S. Pension Benefits 2012	Non-U.S. Pension Benefits 2011	Non-U.S. Postretirement Benefits 2012	Non-U.S. Postretirement Benefits 2011
Reconciliation of net actuarial gain (loss):				
Beginning balance	**$ (3,038)**	$ (2,305)	**$ (19)**	$ (14)
Recognized as component of net periodic benefit cost	**118**	115	**1**	—
Effect of settlement	**1**	—	**—**	—
Changes in plan assets and benefit obligations recognized in other comprehensive income (loss):				
Liability experience	**(419)**	(575)	**(10)**	(5)
Asset experience	**138**	(261)	**—**	—
Effect of curtailment	**3**	(1)	**1**	—
Total amount recognized as change in plan assets and benefit obligations	**(278)**	(837)	**(9)**	(5)
Exchange rate adjustments	**(112)**	(11)	**—**	—
Net actuarial gain (loss), December 31	**$ (3,309)**	$ (3,038)	**$ (27)**	$ (19)

For the Years Ended December 31, (In millions of dollars)	Non-U.S. Pension Benefits 2012	Non-U.S. Pension Benefits 2011	Non-U.S. Pension Benefits 2010	Non-U.S. Postretirement Benefits 2012	Non-U.S. Postretirement Benefits 2011	Non-U.S. Postretirement Benefits 2010
Total recognized in net periodic benefit cost and other comprehensive loss	**$ 246**	$ 792	$ 66	**$ 16**	$ 12	$ 15

Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year:

(In millions of dollars)	Non-U.S. Pension Benefits 2013	Non-U.S. Postretirement Benefits 2013
Prior service cost	**$ (6)**	**$ —**
Net actuarial loss	**112**	**2**
Projected cost	**$ 106**	**$ 2**

The weighted average actuarial assumptions utilized for the non-U.S. defined and postretirement benefit plans as of the end of the year are as follows:

	Non-U.S. Pension Benefits		Non-U.S. Postretirement Benefits	
	2012	2011	**2012**	2011
Weighted average assumptions:				
Discount rate (for expense)	**4.77%**	5.41%	**4.95%**	5.51%
Expected return on plan assets	**7.68%**	7.91%	—	—
Rate of compensation increase (for expense)	**3.73%**	4.19%	—	—
Discount rate (for benefit obligation)	**4.33%**	4.77%	**4.45%**	4.95%
Rate of compensation increase (for benefit obligation)	**2.69%**	3.73%	—	—

The non-U.S. defined benefit plans do not have any direct ownership of the Company's common stock.

The pension plan in the United Kingdom holds a limited partnership interest in the Trident III private equity fund valued at approximately $200 million at December 31, 2012.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $1.7 billion, $1.6 billion and $1.2 billion, respectively, as of December 31, 2012 and $1.4 billion, $1.3 billion and $1 billion, respectively, as of December 31, 2011.

The projected benefit obligation and fair value of plan assets for non-U.S. pension plans with projected benefit obligations in excess of plan assets was $1.7 billion and $1.2 billion, respectively, as of December 31, 2012 and $7.6 billion and $7.0 billion, respectively, as of December 31, 2011.

The components of the net periodic benefit cost for the non-U.S. defined benefit and other postretirement benefit plans and the curtailment, settlement and termination expenses are as follows:

For the Years Ended December 31,	Non-U.S. Pension Benefits			Non-U.S. Postretirement Benefits		
(In millions of dollars)	**2012**	2011	2010	**2012**	2011	2010
Service cost	**$ 147**	$ 143	$ 121	**$ 2**	$ 2	$ 1
Interest cost	**366**	378	351	**5**	5	4
Expected return on plan assets	**(583)**	(572)	(520)	**—**	—	—
Amortization of prior service cost	**(3)**	(3)	(3)	**(1)**	—	—
Recognized actuarial loss	**118**	115	73	**1**	—	—
Net periodic benefit cost	**45**	61	22	**7**	7	5
Settlement loss	**1**	—	5	**—**	—	—
Curtailment credit	**(1)**	—	—	**—**	—	—
Special termination benefits	**—**	—	1	**—**	—	—
Total cost	**$ 45**	$ 61	$ 28	**$ 7**	$ 7	$ 5

The assumed health care cost trend rate was approximately 5.47% in 2012, gradually declining to 4.48% in 2031. Assumed health care cost trend rates can have a significant effect on the amounts reported for the non-U.S. health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In millions of dollars)	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$ 1	$ (1)
Effect on postretirement benefit obligation	$ 12	$ (10)

Estimated Future Contributions

The Company expects to fund approximately $623 million to its non-U.S. pension plans in 2013. Funding requirements for non-U.S. plans vary by country. Contribution rates are generally based on local funding practices and requirements, which may differ significantly from measurements under U.S. GAAP. Funding amounts may be influenced by future asset performance, the level of discount rates and other variables impacting the assets and/or liabilities of the plan. Discretionary contributions may also be affected by alternative uses of the Company's cash flows, including dividends, investments and share repurchases.

Estimated Future Benefit Payments

The Plan's estimated future benefit payments for its pension and postretirement benefits (without reduction for Medicare subsidy receipts) at December 31, 2012 are as follows:

December 31,	Pension Benefits		Postretirement Benefits	
(In millions of dollars)	U.S.	Non-U.S.	U.S.	Non-U.S.
2013	$ 210	$ 275	$ 11	$ 4
2014	$ 221	$ 276	$ 11	$ 4
2015	$ 231	$ 287	$ 11	$ 4
2016	$ 242	$ 310	$ 11	$ 4
2017	$ 251	$ 321	$ 11	$ 5
2018-2022	$ 1,394	$ 1,910	$ 59	$ 27

Defined Benefit Plans Fair Value Disclosures

In December 2008 the FASB issued guidance for Employers' Disclosures About Pension and Other Post Retirement Benefit Plan Assets. The guidance requires fair value plan asset disclosures for an employer's defined benefit pension and postretirement plans similar to the guidance on Fair Value Measurements as well as (a) how investment allocation decisions are made, (b) the major categories of plan assets, and (c) significant concentrations of risk within plan assets.

The U.S. and non-U.S. plan investments are classified into Level 1, which refers to investments valued using quoted prices from active markets for identical assets; Level 2, which refers to investments not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to investments valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth, by level within the fair value hierarchy, a summary of the U.S. and non-U.S. plans investments measured at fair value on a recurring basis at December 31, 2012 and 2011.

	Fair Value Measurements at December 31, 2012			
Assets *(In millions of dollars)*	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common/Collective trusts	**$ 16**	**$ 5,376**	**$ —**	**$ 5,392**
Corporate obligations	**—**	**2,236**	**1**	**2,237**
Corporate stocks	**2,005**	**4**	**9**	**2,018**
Private equity/Partnerships	**2**	**2**	**824**	**828**
Government securities	**9**	**309**	**—**	**318**
Real estate	**11**	**8**	**357**	**376**
Short-term investment funds	**410**	**4**	**—**	**414**
Company common stock	**276**	**—**	**—**	**276**
Other investments	**11**	**112**	**216**	**339**
Insurance group annuity contracts	**—**	**—**	**23**	**23**
Swaps	**—**	**4**	**—**	**4**
Total investments	**$ 2,740**	**$ 8,055**	**$ 1,430**	**$ 12,225**

	Fair Value Measurements at December 31, 2011			
Assets *(In millions of dollars)*	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common/Collective trusts	$ 10	$ 4,837	$ —	$ 4,847
Corporate obligations	—	1,792	1	1,793
Corporate stocks	1,716	15	8	1,739
Private equity/Partnerships	—	1	779	780
Government securities	10	368	—	378
Real estate	14	4	319	337
Short-term investment funds	288	42	—	330
Company common stock	253	—	—	253
Other investments	1	34	202	237
Insurance group annuity contracts	—	—	20	20
Swaps	—	5	—	5
Total investments	$ 2,292	$ 7,098	$ 1,329	$ 10,719

There were no transfers between Level 1 and Level 2 assets during 2012 or 2011.

The tables below set forth a summary of changes in the fair value of the plans' Level 3 assets for the years ended December 31, 2012 and December 31, 2011:

Assets *(In millions)*	Fair Value, January 1, 2012	Purchases	Sales	Unrealized Gain/ (Loss)	Realized Gain/ (Loss)	Exchange Rate Impact	Transfers in/(out) and Other	Fair Value, December 31, 2012
Private equity/ Partnerships	**$ 779**	**$ 86**	**$ (79)**	**$ 138**	**$ (113)**	**$ 13**	**$ —**	**$ 824**
Real estate	**319**	**11**	**(3)**	**104**	**(86)**	**12**	**—**	**357**
Other investments	**202**	**17**	**(24)**	**11**	**6**	**4**	**—**	**216**
Insurance group annuity contracts	**20**	**160**	**(157)**	**1**	**(1)**	**—**	**—**	**23**
Corporate stocks	**8**	**1**	**—**	**—**	**—**	**—**	**—**	**9**
Corporate obligations	**1**	**—**	**—**	**—**	**—**	**—**	**—**	**1**
Total assets	**$ 1,329**	**$ 275**	**$ (263)**	**$ 254**	**$ (194)**	**$ 29**	**$ —**	**$ 1,430**

Assets *(In millions)*	Fair Value, January 1, 2011	Purchases	Sales	Unrealized Gain/ (Loss)	Realized Gain/ (Loss)	Exchange Rate Impact	Transfers in/(out) and Other	Fair Value, December 31, 2011
Private equity/ Partnerships	$ 746	$ 119	$ (80)	$ (83)	$ 70	$ 7	$ —	$ 779
Real estate	293	—	—	22	(1)	5	—	319
Other investments	177	32	(13)	6	2	(2)	—	202
Insurance group annuity contracts	20	151	(150)	8	(9)	—	—	20
Corporate stocks	1	8	—	(1)	—	—	—	8
Corporate obligations	8	1	(8)	2	(1)	—	(1)	1
Total assets	$ 1,245	$ 311	$ (251)	$ (46)	$ 61	$ 10	$ (1)	$ 1,329

The following is a description of the valuation methodologies used for assets measured at fair value:

Company common stock: Valued at the closing price reported on the New York Stock Exchange.

Common stocks, preferred stocks, convertible equity securities and rights/warrants (included in Corporate stocks): Valued at the closing price reported on the primary exchange.

Corporate bonds (included in corporate obligations): The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable) and bond spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models.

Commercial paper (included in corporate obligations): The fair value of commercial paper is estimated using observable market data such as maturity date, issue date, credit rating, current commercial paper rates and settlement date.

Commercial mortgage-backed and asset-backed securities (included in corporate obligations): Fair value is determined using discounted cash flow models. Observable inputs are based on trade and quote activity of bonds with similar features including issuer vintage, purpose of underlying loan (first or second lien), prepayment speeds and credit ratings. The discount rate is the combination of the appropriate rate from the benchmark yield curve and the discount margin based on quoted prices.

Common/Collective trusts: Valued at the quoted market prices of the underlying investments at year end.

U.S. government bonds (included in government securities): The fair value of U.S. government bonds is estimated by pricing models that utilize observable market data including quotes, spreads and data points for yield curves.

U.S. agency securities (included in government securities): U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Agency issued debt securities are valued by benchmarking market-derived prices to quoted market prices and trade data for identical or comparable securities. Mortgage pass-throughs include certain "To-be-announced" (TBA) securities and mortgage pass-through pools. TBA securities are generally valued using quoted market prices or are benchmarked thereto. Fair value of mortgage pass-through pools are model driven with respect to spreads of the comparable TBA security.

Private equity and real estate partnerships: Investments in private equity and real estate partnerships are valued based on the fair value reported by the manager of the corresponding partnership. The managers provide unaudited quarterly financial statements and audited annual financial statements which set forth the value of the fund. The valuations obtained from the managers are based on various analyses on the underlying holdings in each partnership, including financial valuation models and projections, comparable valuations from the public markets, and precedent private market transactions. Investments are valued in the accompanying financial statements based on the Plan's beneficial interest in the underlying net assets of the partnership as determined by the partnership agreement.

Insurance group annuity contracts: The fair values for these investments are based on the current market value of the aggregate accumulated contributions plus interest earned.

Swap assets and liabilities: Fair values for interest rate swaps, equity index swaps and inflation swaps are estimated using a discounted cash flow pricing model. These models use observable market data such as contractual fixed rate, broker quotes, spot equity price or index value and dividend data. The fair values of credit default swaps are estimated using an income approach model which determines expected cash flows based on default probabilities from the issuer specific credit spread curve and credit loss recovery rates, both of which are dependent on market quotes.

Real estate investment trusts: Valued at the closing price reported on an exchange.

Short-term investment funds: Primarily high-grade money market instruments valued at net asset value at year-end.

Real estate: Valued by investment managers generally using proprietary pricing models.

Registered investment companies: Valued at the closing price reported on the primary exchange.

Defined Contribution Plans

The Company maintains certain defined contribution plans for its employees, including the Marsh & McLennan Companies 401(k) Savings & Investment Plan ("401(k) Plan"), that are qualified under U.S. tax laws. Under these plans, eligible employees may contribute a percentage of their base salary, subject to certain limitations. For the 401(k) Plan, the Company matches a fixed portion of the employees' contributions. The 401(k) Plan contains an Employee Stock Ownership Plan feature under U.S. tax law. Approximately $375 million of the 401(k) Plan's assets at December 31, 2012 and $366 million at December 31, 2011 were invested in the Company's common stock. If a participant does not choose an investment direction for his or her future contributions, they are automatically invested in a BlackRock LifePath Portfolio that most closely matches the participant's expected retirement year. The cost of these defined contribution plans related to continuing operations was $50 million in 2012 and $48 million for 2011 and 2010.

9. Stock Benefit Plans

The Company maintains multiple stock-based payment arrangements under which employees are awarded grants of restricted stock units, stock options and other forms of stock-based payment arrangements.

Marsh & McLennan Companies, Inc. Incentive and Stock Award Plans

On May 19, 2011, the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (the "2011 Plan") was approved by the Company's stockholders. The 2011 Plan replaced the Company's two previous equity incentive plans (the 2000 Senior Executive Incentive and Stock Award Plan and the 2000 Employee Incentive and Stock Award Plan).

The types of awards permitted under the 2011 Plan include stock options, restricted stock and restricted stock units payable in Company common stock or cash, and other stock-based and performance-based awards. The Compensation Committee of the Board of Directors (the "Compensation Committee") determines, at its discretion, which affiliates may participate in the 2011 Plan, which eligible employees will receive awards, the types of awards to be received, and the terms and conditions thereof. The right of an employee to receive an award may be subject to performance conditions as specified by the Compensation Committee. The 2011 Plan contains provisions which, in the event of a change in control of the Company, may accelerate the vesting of the awards. The 2011 Plan retains the remaining share authority of the two previous plans as of the date the 2011 Plan was approved by stockholders. Awards relating to not more than approximately 23.2 million shares of common stock, plus shares remaining unused under certain pre-existing plans, may be made over the life of the 2011 Plan.

Our current practice is to grant non-qualified stock options, restricted stock units and/or performance stock units on an annual basis to senior executives and a limited number of other employees as part of their total compensation. We also grant restricted stock units during the year to new hires or as retention awards for certain employees. We have not granted restricted stock since 2005.

Stock Options: Options granted under the 2011 Plan may be designated as either incentive stock options or non-qualified stock options. The Compensation Committee determines the terms and conditions of the option, including the time or times at which an option may be exercised, the methods by which such exercise price may be paid, and the form of such payment. Options are generally granted with an exercise price equal to the market value of the Company's common stock on the date of grant. These option awards generally vest 25% per annum and have a contractual term of 10 years. Certain stock options granted under the previous equity incentive plans provided for a market-based triggering event before a vested option can be exercised. The terms and conditions of these stock option awards provided that (i) options will vest at a rate of 25% a year beginning one year from the date of grant and (ii) each vested tranche will only become exercisable if the market price of the Company stock appreciates to a level of 15% above the exercise price of the option and maintains that level for at least ten (10) consecutive trading days after the award has vested. The Company accounts for these awards as market-condition options. The effect of the market condition is reflected in the grant-date fair value of such awards. Compensation cost is recognized over the requisite service period and is not subsequently adjusted if the market condition is not met. For awards without a market-based triggering event, compensation cost is generally recognized on a straight-line basis over the requisite service period which is normally the vesting period.

The estimated fair value of options granted without a market-based triggering event is calculated using the Black-Scholes option pricing valuation model. This model takes into account several factors and assumptions. The risk-free interest rate is based on the yield on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumption at the time of grant. The expected life (estimated period of time outstanding) is estimated using the contractual term of the option and the effects of employees' expected exercise and post-vesting employment termination behavior. The Company uses a blended volatility rate based on the following: (i) volatility derived from daily closing price observations for the 10-year period ended on the valuation date, (ii) implied volatility derived from traded options for the period one week before the valuation date and (iii) average volatility for the 10-year periods ended on 15 anniversaries prior to the valuation date, using daily closing price observations. The expected dividend yield is based on expected dividends for the expected term of the stock options.

The assumptions used in the Black-Scholes option pricing valuation model for options granted by the Company in 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Risk-free interest rate	**1.26%-1.27%**	2.28%-2.90%	3.15%-3.20%
Expected life (in years)	**6.50**	6.75	6.75
Expected volatility	**26.2%-26.4%**	25.4%-25.8%	26.3%-27.6%
Expected dividend yield	**2.76%-2.80%**	2.75%-2.86%	3.26%-3.52%

The estimated fair value of options granted with a market-based triggering event is calculated using a binomial valuation model. The factors and assumptions used in this model are similar to those utilized in the Black-Scholes option pricing valuation model except that the risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve over the contractual term of the option, and the expected life is calculated by the model. Since 2009, there have been no options granted with a market-based triggering event.

A summary of the status of the Company's stock option awards as of December 31, 2012 and changes during the year then ended is presented below:

	Shares	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Term**	**Aggregate Intrinsic Value ($000)**
Balance at January 1, 2012	**38,895,109**	**$ 29.21**		
Granted	**3,547,733**	**$ 31.88**		
Exercised	**(6,892,731)**	**$ 26.01**		
Canceled or exchanged	**—**	**—**		
Forfeited	**(860,022)**	**$ 27.69**		
Expired	**(2,644,296)**	**$ 42.85**		
Balance at December 31, 2012	**32,045,793**	**$ 29.10**	**4.5 years**	**186,467**
Options vested or expected to vest at December 31, 2012	**32,004,297**	**$ 29.12**	**4.4 years**	**185,871**
Options exercisable at December 31, 2012	**16,115,605**	**$ 28.85**	**3.8 years**	**106,606**

In the above table, forfeited options are unvested options whose requisite service period has not been met. Expired options are vested options that were not exercised. The weighted-average grant-date fair value of the Company's option awards granted during the years ended December 31, 2012, 2011 and 2010 was $6.04, $6.67 and $4.85, respectively. The total intrinsic value of options exercised during the same periods was $57.7 million, $23.6 million and $0.5 million, respectively.

As of December 31, 2012, there was $18 million of unrecognized compensation cost related to the Company's option awards. The weighted-average period over which that cost is expected to be recognized is approximately 1.3 years. Cash received from the exercise of stock options for the years ended December 31, 2012, 2011 and 2010 was $179.3 million, $111.7 million and $1.5 million, respectively.

The Company's policy is to issue treasury shares upon option exercises or share unit conversion. The Company intends to issue treasury shares as long as an adequate number of those shares are available.

Restricted Stock Units and Performance Stock Units: Restricted stock units may be awarded under the Company's 2011 Incentive and Stock Award Plan. The Compensation Committee determines the restrictions on such units, when the restrictions lapse, when the units vest and are paid, and under what terms the units are forfeited. The cost of these awards is amortized over the vesting period, which is generally three years. Awards to senior executives and other employees may include three-year performance-based restricted stock units and three-year service-based restricted stock units. The payout of performance-based restricted stock units (payable in shares of the Company's common stock) may range, generally, from 0-200% of the number of units granted, based on the achievement of objective, pre-determined Company or operating company performance measures, generally, over a three-year performance period. The Company accounts for these awards as performance condition restricted stock units. The performance condition is not considered in the determination of grant date fair value of such awards. Compensation cost is recognized over the performance period based on management's estimate of the number of units expected to vest and is adjusted to reflect the actual number of shares paid out at the end of the three-year performance period. Beginning with awards granted on or after February 23, 2009, dividend equivalents are not paid out unless and until such time that the award vests.

A summary of the status of the Company's restricted stock units and performance stock units as of December 31, 2012 and changes during the period then ended is presented below:

	Restricted Stock Units			Performance Stock Units		
	Shares		Weighted Average Grant Date Fair Value	Shares		Weighted Average Grant Date Fair Value
Non-vested balance at January 1, 2012	15,058,428	$	25.43	368,346	$	30.60
Granted	2,797,287	$	31.96	461,756	$	31.89
Vested	(8,209,388)	$	23.97	(25,129)	$	30.83
Forfeited	(682,089)	$	28.49	(81,075)	$	31.31
Adjustment due to performance	—	$	—	6,940	$	30.60
Non-vested balance at December 31, 2012	8,964,238	$	28.58	730,838	$	31.32

The weighted-average grant-date fair value of the Company's restricted stock units and performance stock units granted during the year ended December 31, 2011 was $30.46 and $30.60, respectively; the combined weighted-average grant-date fair value of the Company's restricted stock units and performance stock units granted during the year ended December 31, 2010 was $22.81. The total fair value of the shares distributed during the years ended December 31, 2012, 2011 and 2010 in connection with the Company's restricted stock units and performance stock units was $262.6 million, $249 million and $170.7 million, respectively.

The number of vested performance stock units includes any applicable performance adjustment shares. The adjustment due to performance reflects the incremental portion of the above-target payout (160%) of performance stock units awarded in February 2011 that vested during 2012 either in full or on a pro-rata basis due to certain types of termination of employment. There is no adjustment due to performance for performance stock units awarded in February 2012 that vested during 2012 due to certain types of termination of employment within the calendar year of grant since the payout of such awards is at 100% of target under the award's terms and conditions.

Restricted Stock: Restricted shares of the Company's common stock may be awarded under the 2011 Plan and are subject to restrictions on transferability and other restrictions, if any, as the Compensation Committee may impose. The Compensation Committee may also determine when and under what circumstances the restrictions may lapse and whether the participant receives the rights of a stockholder, including, without limitation, the right to vote and receive dividends. Unless the Compensation Committee determines otherwise, restricted stock that is still subject to restrictions is forfeited upon termination of employment. Shares granted, generally become unrestricted at the earlier of: (1) January 1 of the year following the vesting grant date anniversary or (2) the later of the recipient's normal or actual retirement date. For shares granted prior to 2004, the vesting grant date anniversary is ten years. For shares granted during 2004 and 2005, the vesting grant date anniversary is 7 years and 5 years, respectively. However, certain restricted shares granted in 2005 vested on the third anniversary of the grant date. There have been no restricted shares granted since 2005.

A summary of the status of the Company's restricted stock awards as of December 31, 2012 and changes during the period then ended is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested balance at January 1, 2012	**51,700**	**$ 46.86**
Granted	**—**	**$ —**
Vested	**(20,000)**	**$ 46.14**
Forfeited	**—**	**$ —**
Non-vested balance at December 31, 2012	**31,700**	**$ 47.31**

The total fair value of the Company's restricted stock distributed was $0.6 million for each of the years ended December 31, 2012 and December 31, 2011. There were no restricted stock distributions in 2010.

As of December 31, 2012, there was $135 million of unrecognized compensation cost related to the Company's restricted stock, restricted stock units and performance stock unit awards. The weighted-average period over which that cost is expected to be recognized is approximately 1 year.

Marsh & McLennan Companies Stock Purchase Plans

In May 1999, the Company's stockholders approved an employee stock purchase plan (the "1999 Plan") to replace the 1994 Employee Stock Purchase Plan (the "1994 Plan"), which terminated on September 30, 1999 following its fifth annual offering. Under the current terms of the Plan, shares are purchased four times during the plan year at a price that is 95% of the average market price on each quarterly purchase date. Under the 1999 Plan, after including the available remaining unused shares in the 1994 Plan and reducing the shares available by 10,000,000 consistent with the Company's Board of Directors' action in March 2007, no more than 35,600,000 shares of the Company's common stock may be sold. Employees purchased 899,424 shares during the year ended December 31, 2012 and at December 31, 2012, 4,136,312 shares were available for issuance under the 1999 Plan. Under the 1995 Company Stock Purchase Plan for International Employees (the "International Plan"), after reflecting the additional 5,000,000 shares of common stock for issuance approved by the Company's Board of Directors in July 2002, and the addition of 4,000,000 shares due to a shareholder action in May 2007, no more than 12,000,000 shares of the Company's common stock may be sold. Employees purchased 111,073 shares during the year ended December 31, 2012 and there were 3,085,961 shares available for issuance at December 31, 2012 under the International Plan. The plans are considered non-compensatory.

10. Fair Value Measurements

Fair Value Hierarchy

The Company has categorized its assets and liabilities that are valued at fair value on a recurring basis into a three-level fair value hierarchy as defined by the FASB in ASC Topic No. 820 ("Fair Value Measurements and Disclosures"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy, for disclosure purposes, is determined based on the lowest level input that is significant to the fair value measurement.

Assets and liabilities recorded in the consolidated balance sheets at fair value are categorized based on the inputs in the valuation techniques as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, most U.S. Government and agency securities, money market mutual funds and certain other sovereign government obligations).

Assets and liabilities utilizing Level 1 inputs include exchange traded equity securities and mutual funds.

Level 2. Assets and liabilities whose values are based on the following:

a) Quoted prices for similar assets or liabilities in active markets;

b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full asset or liability (for example, certain mortgage loans).

Assets and liabilities utilizing Level 2 inputs include corporate and municipal bonds, senior notes and interest rate swaps.

Level 3. Assets and liabilities whose values are based on prices, or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans, and long-dated or complex derivatives including certain foreign exchange options and long-dated options on gas and power).

Liabilities utilizing Level 3 inputs include liabilities for contingent purchase consideration.

Valuation Techniques

Equity Securities & Mutual Funds - Level 1

Investments for which market quotations are readily available are valued at the sale price on their principal exchange, or official closing bid price for certain markets. If no sales are reported, the security is valued at its last reported bid price.

Other Sovereign Government Obligations, Municipal Bonds and Corporate Bonds - Level 2

The investments listed in the caption above are valued on the basis of valuations furnished by an independent pricing service approved by the trustees or dealers. Such services or dealers determine valuations for normal institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships, generally recognized by institutional traders, between securities.

Interest Rate Swap Derivative - Level 2

The fair value of interest rate swap derivatives is based on the present value of future cash flows at each valuation date resulting from utilization of the swaps, using a constant discount rate of 1.6% compared to discount rates based on projected future yield curves. (See Note 12)

Senior Notes due 2014 - Level 2

The fair value of the first $250 million of Senior Notes maturing in 2014 is estimated to be the carrying value of those notes adjusted by the fair value of the interest rate swap derivative, discussed above. In the first quarter of 2011, the Company entered into two interest rate swaps to convert interest on a portion of its Senior Notes from a fixed rate to a floating rate. The swaps are designated as fair value hedging instruments. The change in the fair value of the swaps is recorded on the balance sheet. The carrying value of the debt related to these swaps is adjusted by an equal amount. (See Note 12).

Contingent Purchase Consideration Liability - Level 3

Purchase consideration for some acquisitions made by the Company includes contingent consideration arrangements. Contingent consideration arrangements are primarily based on meeting EBITDA and revenue targets over periods from two to four years. The fair value of contingent consideration is estimated as the present value of future cash flows that would result from the projected revenue and earnings of the acquired entities.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011.

(In millions of dollars)	Identical Assets (Level 1)		Observable Inputs (Level 2)		Unobservable Inputs (Level 3)		Total	
	12/31/12	12/31/11	**12/31/12**	12/31/11	**12/31/12**	12/31/11	**12/31/12**	12/31/11
Assets:								
Financial instruments owned:								
Mutual funds[a]	**$ 139**	$ 134	**$ —**	$ —	**$ —**	$ —	**$ 139**	$ 134
Money market funds[b]	**483**	226	**—**	—	**—**	—	**483**	226
Interest rate swap derivatives[c]	**—**	—	**6**	7	**—**	—	**6**	7
Total assets measured at fair value	**$ 622**	$ 360	**$ 6**	$ 7	**$ —**	$ —	**$ 628**	$ 367
Fiduciary Assets:								
State and local obligations (including non-U.S. locales)	**$ —**	$ —	**$ 3**	$ 13	**$ —**	$ —	**$ 3**	$ 13
Other sovereign government obligations and supranational agencies	**—**	—	**—**	47	**—**	—	**—**	47
Corporate and other debt	**—**	—	**—**	2	**—**	—	**—**	2
Money market funds	**149**	186	**—**	—	**—**	—	**149**	186
Total fiduciary assets measured at fair value	**$ 149**	$ 186	**$ 3**	$ 62	**$ —**	$ —	**$ 152**	$ 248
Liabilities:								
Contingent purchase consideration liability[d]	**$ —**	$ —	**$ —**	$ —	**$ 63**	$ 110	**$ 63**	$ 110
Senior Notes due 2014[e]	**$ —**	$ —	**$ 256**	$ 257	**$ —**	$ —	**$ 256**	$ 257
Total liabilities measured at fair value	**$ —**	$ —	**$ 256**	$ 257	**$ 63**	$ 110	**$ 319**	$ 367

(a) Included in other assets in the consolidated balance sheets.
(b) Included in cash and cash equivalents in the consolidated balance sheets.
(c) Included in other receivables in the consolidated balance sheets.
(d) Included in accounts payable and accrued liabilities and other liabilities in the consolidated balance sheets.
(e) Included in long-term debt in the consolidated balance sheets.

During the year ended December 31, 2012, there were no assets or liabilities that transferred between Level 1 and Level 2 or between Level 2 and Level 3.

The table below sets forth a summary of the changes in fair value of the Company's Level 3 liabilities for the years ended December 31, 2012 and December 31, 2011 that represent contingent purchase consideration related to acquisitions:

(In millions of dollars)	**2012**	2011
Balance at January 1,	**$ 110**	$ 106
Additions	**27**	14
Payments	**(30)**	(13)
Revaluation Impact	**(44)**	3
Balance at December 31,	**$ 63**	$ 110

The fair value of the contingent purchase consideration liability is based on projections of revenue and earnings for the acquired entities that are reassessed on a quarterly basis. As set forth in the table above, based on the Company's ongoing assessment of the fair value of contingent purchase consideration liability, the Company recorded a net reduction in the estimated fair value of such liabilities for acquisitions made in prior periods of $44 million for the year ended December 31, 2012. A 5% increase in the above mentioned projections would increase the liability by approximately $30 million. A 5% decrease in the above mentioned projections would decrease the liability by approximately $20 million.

Fair Value of Long-term Investments

The Company has certain long-term investments, primarily related to investments in non-publicly traded private equity funds of $16 million and $38 million at December 31, 2012 and December 31, 2011, respectively, carried on the cost basis for which there are no readily available market prices. The carrying values of these investments approximates fair value. Management's estimate of the fair value of these non-publicly traded investments is based on valuation methodologies including estimates from private equity managers of the fair value of underlying investments in private equity funds. The ability to accurately predict future cash flows, revenue or earnings may impact the determination of fair value. The Company monitors these investments for impairment and makes appropriate reductions in carrying values when necessary. These investments would be classified as Level 3 in the fair value hierarchy and are included in Other assets in the consolidated balance sheets. The Company also has investments in publicly traded mutual funds of $19 million and $20 million at December 31, 2012 and December 31, 2011, related to voluntary deferred contribution plans. These investments are classified as Level 1 in the fair value hierarchy and are included in Other assets in the consolidated balance sheets.

11. Long-term Commitments

The Company leases office facilities, equipment and automobiles under non-cancelable operating leases. These leases expire on varying dates; in some instances contain renewal and expansion options; do not restrict the payment of dividends or the incurrence of debt or additional lease obligations; and contain no significant purchase options. In addition to the base rental costs, occupancy lease agreements generally provide for rent escalations resulting from increased assessments for real estate taxes and other charges. Approximately 98% of the Company's lease obligations are for the use of office space.

The consolidated statements of income include net rental costs of $416 million, $430 million and $421 million for 2012, 2011 and 2010, respectively, after deducting rentals from subleases ($10 million in 2012, $9 million in 2011 and $8 million in 2010). These net rental costs exclude rental costs and sublease income for previously accrued restructuring charges related to vacated space.

At December 31, 2012, the aggregate future minimum rental commitments under all non-cancelable operating lease agreements are as follows:

For the Years Ended December 31, *(In millions of dollars)*	Gross Rental Commitments	Rentals from Subleases	Net Rental Commitments
2013	$ 404	$ 49	$ 355
2014	$ 359	$ 48	$ 311
2015	$ 315	$ 43	$ 272
2016	$ 279	$ 42	$ 237
2017	$ 236	$ 40	$ 196
Subsequent years	$ 1,227	$ 109	$ 1,118

The Company has entered into agreements, primarily with various service companies, to outsource certain information systems activities and responsibilities and processing activities. Under these agreements, the Company is required to pay minimum annual service charges. Additional fees may be payable depending upon the volume of transactions processed, with all future payments subject to increases for inflation. At December 31, 2012, the aggregate fixed future minimum commitments under these agreements are as follows:

For the Years Ended December 31, *(In millions of dollars)*		Future Minimum Commitments
2013	$	168
2014		87
2015		48
Subsequent years		118
	$	421

12. Debt

The Company's outstanding debt is as follows:

December 31, *(In millions of dollars)*		**2012**		2011
Short-term:				
Current portion of long-term debt	**$**	**260**	$	260
Long-term:				
Senior notes – 6.25% due 2012 (5.1% effective interest rate)	**$**	**—**	$	250
Senior notes – 4.850% due 2013		**250**		251
Senior notes – 5.875% due 2033		**296**		296
Senior notes – 5.375% due 2014		**326**		326
Senior notes – 5.75% due 2015		**479**		479
Senior notes – 2.30% due 2017		**249**		—
Senior notes – 9.25% due 2019		**398**		398
Senior notes – 4.80% due 2021		**497**		496
Mortgage – 5.70% due 2035		**422**		431
Other		**1**		1
		2,918		2,928
Less current portion		**260**		260
	$	**2,658**	$	2,668

The senior notes in the table above are publically registered by the Company with no guarantees attached.

During the first quarter of 2012, the Company repaid its 6.25% fixed rate $250 million senior notes that matured. The Company used proceeds from the issuance of 2.3% five-year $250 million senior notes in the first quarter of 2012 to fund the maturing notes.

On July 15, 2011, the Company purchased a total of $600 million of outstanding notes comprised of $330 million of its 5.375% notes due in 2014 and $270 million of its 5.750% notes due in 2015. The Company acquired the notes at market value plus a tender premium, which exceeded the notes' carrying values.

The Company used proceeds from the issuance of 4.80% ten-year $500 million senior notes in the third quarter of 2011 and cash on hand to fund the amounts associated with the tendered bonds.

In February 2013, the Company repaid $250 million of maturing senior notes.

The Company and certain of its foreign subsidiaries maintain a $1.0 billion multi-currency five-year unsecured revolving credit facility. The interest rate on this facility is based on LIBOR plus a fixed margin which varies with the Company's credit ratings. This facility requires the Company to maintain certain coverage and leverage ratios which are measured quarterly. There were no borrowings outstanding under this facility at December 31, 2012.

In December 2012, the Company closed on a $50 million, three-year delayed draw term loan facility. The interest rate on this facility is based on LIBOR plus a fixed margin which varies with the Company's credit ratings. The Company has the ability to increase the loan amount by $100 million during the life of the loan. The facility requires the Company to maintain coverage ratios and leverage ratios consistent with the revolving credit facility discussed above. There were no borrowings under this facility at December 31, 2012.

Derivative Financial Instruments

In February 2011, the Company entered into two $125 million 3.5-year interest rate swaps to hedge changes in the fair value of the first $250 million of the outstanding 5.375% senior notes due in 2014.

Under the terms of the swaps, the counter-parties will pay the Company a fixed rate of 5.375% and the Company will pay interest at a floating rate of three-month LIBOR plus a fixed spread of 3.726%. The maturity date of the senior notes and the swaps match exactly. The floating rate resets quarterly, with every second reset occurring on the interest payment date of the senior notes. The swaps net settle every six months on the senior note coupon payment dates. The swaps are designated as fair value hedging instruments and are deemed to be perfectly effective in accordance with applicable accounting guidance. The fair value of the swaps at inception was zero and subsequent changes in the fair value of the interest rate swaps are reflected in the carrying value of the interest rate swaps and in the consolidated balance sheet. The carrying value of the debt on the balance sheet was adjusted by an equal amount. The gain or loss on the hedged item (fixed rate debt) and the offsetting gain or (loss) on the interest rate swaps for the periods ended December 31, 2012 and December 31, 2011 is as follows:

	2012			2011		
Income statement classification *(In millions of dollars)*	Loss on Swaps	Gain on Notes	Net Income Effect	Gain on Swaps	Loss on Notes	Net Income Effect
Other Operating Expenses	**$ (1)**	**$ 1**	**$ —**	$ 7	$ (7)	$ —

The amounts earned and owed under the swap agreements are accrued each period and are reported in interest expense. There was no ineffectiveness recognized in the periods presented. The portion of the debt acquired under the tender offer discussed above was not part of the first $250 million outstanding and therefore, did not impact the hedged portion of this debt.

Additional credit facilities, guarantees and letters of credit are maintained with various banks, primarily related to operations located outside the United States, aggregating $247 million at December 31, 2012 and $248 million at December 31, 2011. There were no outstanding borrowings under these facilities at December 31, 2012 or December 31, 2011.

Scheduled repayments of long-term debt in 2013 and in the four succeeding years are $260 million, $330 million, $491 million, $11 million and $262 million, respectively.

Fair value of Short-term and Long-term Debt

The estimated fair value of the Company's short-term and long-term debt is provided below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company's intent or need to dispose of the financial instrument.

	December 31, 2012		December 31, 2011	
(In millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short-term debt	**$ 260**	**$ 261**	$ 260	$ 261
Long-term debt	**$ 2,658**	**$ 2,986**	$ 2,668	$ 2,958

The fair value of the Company's short-term debt, which consists primarily of term debt maturing within the next year, approximates its carrying value. The estimated fair value of a primary portion of the Company's long-term debt is based on discounted future cash flows using current interest rates available for debt with similar terms and remaining maturities. Short and long-term debt would be classified as Level 2 in the fair value hierarchy.

13. Integration and Restructuring Costs

In 2012, the Company implemented restructuring actions which resulted in costs totaling $78 million. Approximately $58 million of the restructuring charges are related to Mercer, approximately $51 million of which was incurred in the fourth quarter of 2012 related to senior management's recent operations review, including costs of approximately $16 million related to the disposal of Mercer's Canadian outsourcing business. The remaining restructuring costs consist primarily of severance and benefits, costs for future rent and other real estate costs. These costs were incurred as follows: Risk and Insurance Services—$8 million (all acquisition related); Consulting—$58 million (acquisition related—$1 million); and Corporate—$12 million.

Details of the restructuring liability activity from January 1, 2011 through December 31, 2012, including actions taken prior to 2012 are as follows:

(In millions of dollars)	Balance at 1/1/11	Expense Incurred	Cash Paid	Other	Balance at 12/31/11	Expense Incurred	Cash Paid	Other	**Balance at 12/31/12**
Severance	$ 40	$ 29	$ (40)	$ (2)	$ 27	$ 46	$ (38)	$ 1	**$ 36**
Future rent under non-cancelable leases and other costs	171	22	(42)	3	154	32	(50)	(2)	**134**
Total	$ 211	$ 51	$ (82)	$ 1	$ 181	$ 78	$ (88)	$ (1)	**$ 170**

As of January 1, 2010, the liability balance related to restructuring activity was $259 million. In 2010, the Company accrued $141 million and had cash payments of $189 million related to restructuring activities that resulted in the liability balance at January 1, 2011 reported above.

The expenses associated with the above initiatives are included in compensation and benefits and other operating expenses in the consolidated statements of income. The liabilities associated with these initiatives are classified on the consolidated balance sheets as accounts payable, other liabilities, or accrued compensation and employee benefits, depending on the nature of the items.

14. Common Stock

During 2012, the Company repurchased 6.9 million shares of its common stock for total consideration of $230 million. The Company remains authorized to purchase additional shares of its common stock up to a value of $323 million. During 2011, the Company purchased 12.3 million shares of its common stock for total consideration of $361 million.

15. Claims, Lawsuits and Other Contingencies

Errors and Omissions Claims

The Company and its subsidiaries, particularly Marsh and Mercer, are subject to a significant number of claims, lawsuits and proceedings in the ordinary course of business. Such claims and lawsuits consist principally of alleged errors and omissions in connection with the performance of professional services, including the placement of insurance, the provision of actuarial services for corporate and public sector clients, and the provision of consulting services relating to the drafting and interpretation of trust deeds and other documentation governing pension plans. Certain of these claims, particularly in the U.S. and the U.K., seek damages, including punitive and treble damages, in amounts that could, if awarded, be significant. In establishing liabilities for errors and omissions claims in accordance with FASB ASC Subtopic No. 450-20 (Contingencies-Loss Contingencies), the Company utilizes case level reviews by inside and outside counsel and an internal actuarial analysis to estimate potential losses. A liability is established when a loss is both probable and reasonably estimable. The liability is reviewed quarterly and adjusted as developments warrant. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because we are unable, at the present time, to make a determination that a loss is both probable and reasonably estimable.

To the extent that expected losses exceed our deductible in any policy year, the Company also records an asset for the amount that we expect to recover under any available third-party insurance programs. The Company has varying levels of third-party insurance coverage, with policy limits and coverage terms varying significantly by policy year.

Governmental Inquiries and Related Claims

In January 2005, the Company and its subsidiary Marsh Inc. entered into a settlement agreement with the New York State Attorney General ("NYAG") and the New York State Insurance Department to settle a civil complaint and related citation regarding Marsh's use of market service agreements with various insurance companies. The parties subsequently entered into an amended and restated settlement agreement in February 2010 that restored a level playing field for Marsh.

Numerous private party lawsuits based on similar allegations to those made in the NYAG complaint were commenced against the Company, one or more of its subsidiaries, and their current and former directors and officers. Most of these matters have been resolved. Four actions instituted by policyholders against the Company, Marsh and certain Marsh subsidiaries remain pending in federal court.

Our activities are regulated under the laws of the United States and its various states, the European Union and its member states, and the other jurisdictions in which we operate. In the ordinary course of business we are also subject to investigations, lawsuits and/or other regulatory actions undertaken by governmental authorities.

Other Contingencies-Guarantees

In connection with its acquisition of U.K.-based Sedgwick Group in 1998, the Company acquired several insurance underwriting businesses that were already in run-off, including River Thames Insurance Company Limited ("River Thames"), which we sold in 2001. Sedgwick guaranteed payment of claims on certain policies underwritten through the Institute of London Underwriters (the "ILU") by River Thames. The policies covered by this guarantee are reinsured up to £40 million by a related party of River Thames. Payment of claims under the reinsurance agreement is collateralized by segregated assets held in a trust. As of December 31, 2012, the reinsurance coverage exceeded the best estimate of the projected liability of the policies covered by the guarantee. To the extent River Thames or the reinsurer is unable to meet its obligations under those policies, a claimant may seek to recover from us under the guarantee.

From 1980 to 1983, the Company owned indirectly the English & American Insurance Company ("E&A"), which was a member of the ILU. The ILU required the Company to guarantee a portion of E&A's obligations. After E&A became insolvent in 1993, the ILU agreed to discharge the guarantee in exchange for the Company's agreement to post an evergreen letter of credit that is available to pay claims by policyholders on certain E&A policies issued through the ILU and incepting between July 3, 1980 and October 6, 1983. Certain claims have been paid under the letter of credit and we anticipate that additional claimants may seek to recover against the letter of credit.

Kroll-related Matters

Under the terms of a stock purchase agreement with Altegrity, Inc. ("Altegrity") related to Altegrity's purchase of Kroll from the Company in August 2010, a copy of which is attached as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2010, we agreed to provide a limited indemnity to Altegrity with respect to certain Kroll-related litigation and regulatory matters.

****

The pending proceedings and other matters described in this Note 15 on Claims, Lawsuits and Other Contingencies may expose the Company or its subsidiaries to liability for significant monetary damages and other forms of relief. Where a loss is both probable and reasonably estimable, we establish liabilities in accordance with FASB ASC Subtopic No. 450-20 (Contingencies-Loss Contingencies). Except as described above, we are not able at this time to provide a reasonable estimate of the range of possible loss attributable to these matters or the impact they may have on the Company's consolidated results of operations, financial position or cash flows. This is primarily because these matters are still developing and involve complex issues subject to inherent uncertainty. Adverse determinations in one or more of these matters could have a material impact on the Company's consolidated results of operations, financial condition or cash flows in a future period.

16. Segment Information

The Company is organized based on the types of services provided. Under this organizational structure, the Company's segments are:

- **Risk and Insurance Services**, comprising insurance services (Marsh) and reinsurance services (Guy Carpenter); and
- **Consulting**, comprising Mercer and Oliver Wyman Group

The accounting policies of the segments are the same as those used for the consolidated financial statements described in Note 1. Segment performance is evaluated based on segment operating income, which includes directly related expenses, and charges or credits related to integration and restructuring but not the Company's corporate-level expenses. Revenues are attributed to geographic areas on the basis of where the services are performed.

Selected information about the Company's segments and geographic areas of operation are as follows:

For the Year Ended December 31, *(In millions)*	Revenue	Operating Income (Loss)	Total Assets	Depreciation and Amortization	Capital Expenditures
2012 –					
Risk and Insurance Services	**$ 6,581 (a)**	**$ 1,374**	**$ 9,932**	**$ 198**	**$ 131**
Consulting	**5,382 (b)**	**652**	**5,103**	**111**	**117**
Total Operating Segments	**11,963**	**2,026**	**15,035**	**309**	**248**
Corporate / Eliminations	**(39) (c)**	**(197) (c)**	**1,253 (d)**	**40**	**72**
Total Consolidated	**$ 11,924**	**$ 1,829**	**$ 16,288**	**$ 349**	**$ 320**
2011 –					
Risk and Insurance Services	$ 6,301 (a)	$ 1,229	$ 9,202	$ 191	$ 146
Consulting	5,265 (b)	588	4,720	110	91
Total Operating Segments	11,566	1,817	13,922	301	237
Corporate / Eliminations	(40) (c)	(179) (c)	1,532 (d)	31	43
Total Consolidated	$ 11,526	$ 1,638	$ 15,454	$ 332	$ 280
2010 –					
Risk and Insurance Services	$ 5,764 (a)	$ 972	$ 9,418	$ 177	$ 144
Consulting	4,835 (b)	129	4,437	113	80
Total Operating Segments	10,599	1,101	13,855	290	224
Corporate / Eliminations	(49) (c)	(162) (c)	1,455 (d)	29	34
Total Consolidated	$ 10,550	$ 939	$ 15,310	$ 319	$ 258

(a) Includes inter-segment revenue of $5 million, $4 million and $7 million in 2012, 2011 and 2010, respectively, interest income on fiduciary funds of $39 million, $47 million and $45 million in 2012, 2011 and 2010, respectively, and equity method income of $11 million, $14 million and $12 million in 2012, 2011 and 2010, respectively.

(b) Includes inter-segment revenue of $34 million, $36 million and $43 million in 2012, 2011 and 2010, respectively, and interest income on fiduciary funds of $4 million in 2012, 2011 and 2010.

(c) Includes results of corporate advisory and restructuring business.

(d) Corporate assets primarily include insurance recoverables, pension related assets, the owned portion of the Company headquarters building and intercompany eliminations.

Details of operating segment revenue are as follows:

For the Years Ended December 31, *(In millions of dollars)*	**2012**	2011	2010
Risk and Insurance Services			
Marsh	**$ 5,496**	$ 5,253	$ 4,781
Guy Carpenter	**1,085**	1,048	983
Total Risk and Insurance Services	**6,581**	6,301	5,764
Consulting			
Mercer	**3,916**	3,782	3,478
Oliver Wyman Group	**1,466**	1,483	1,357
Total Consulting	**5,382**	5,265	4,835
Total Operating Segments	**11,963**	11,566	10,599
Corporate/ Eliminations	**(39)**	(40)	(49)
Total	**$ 11,924**	$ 11,526	$ 10,550

Information by geographic area is as follows:

For the Years Ended December 31, *(In millions of dollars)*	**2012**	2011	2010
Revenue			
United States	**$ 5,300**	$ 5,131	$ 4,708
United Kingdom	**1,960**	1,922	1,720
Continental Europe	**1,879**	1,906	1,809
Asia Pacific	**1,346**	1,287	1,067
Other	**1,478**	1,320	1,295
	11,963	11,566	10,599
Corporate/Eliminations	**(39)**	(40)	(49)
	$ 11,924	$ 11,526	$ 10,550

For the Years Ended December 31, *(In millions of dollars)*	**2012**	2011	2010
Fixed Assets, Net			
United States	**$ 494**	$ 505	$ 511
United Kingdom	**121**	133	132
Continental Europe	**63**	65	69
Asia Pacific	**62**	37	43
Other	**69**	64	67
	$ 809	$ 804	$ 822

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marsh & McLennan Companies, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Marsh & McLennan Companies, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marsh & McLennan Companies, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

New York, New York
February 27, 2013

Marsh & McLennan Companies, Inc. and Subsidiaries
SELECTED QUARTERLY FINANCIAL DATA AND SUPPLEMENTAL INFORMATION (UNAUDITED)

(In millions, except per share figures)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012:				
Revenue	**$ 3,051**	**$ 3,026**	**$ 2,845**	**$ 3,002**
Operating income	**$ 527**	**$ 518**	**$ 378**	**$ 406**
Income from continuing operations	**$ 354**	**$ 339**	**$ 246**	**$ 265**
Income (loss) from discontinued operations	**$ —**	**$ (2)**	**$ 1**	**$ (2)**
Net income attributable to the Company	**$ 347**	**$ 329**	**$ 241**	**$ 259**
Basic Per Share Data:				
Income from continuing operations	**$ 0.64**	**$ 0.61**	**$ 0.44**	**$ 0.48**
Income (loss) from discontinued operations	**$ —**	**$ (0.01)**	**$ —**	**$ —**
Net income attributable to the Company	**$ 0.64**	**$ 0.60**	**$ 0.44**	**$ 0.48**
Diluted Per Share Data:				
Income from continuing operations	**$ 0.63**	**$ 0.60**	**$ 0.43**	**$ 0.47**
Income (loss) from discontinued operations	**$ —**	**$ (0.01)**	**$ 0.01**	**$ —**
Net income attributable to the Company	**$ 0.63**	**$ 0.59**	**$ 0.44**	**$ 0.47**
Dividends Paid Per Share	**$ 0.22**	**$ 0.22**	**$ 0.23**	**$ 0.23**
2011:				
Revenue	$ 2,884	$ 2,928	$ 2,806	$ 2,908
Operating income	$ 472	$ 465	$ 310	$ 391
Income from continuing operations	$ 319	$ 286	$ 133	$ 244
Income from discontinued operations	$ 12	$ 3	$ 2	$ 16
Net income attributable to the Company	$ 325	$ 282	$ 130	$ 256
Basic Per Share Data:				
Income from continuing operations	$ 0.57	$ 0.51	$ 0.24	$ 0.44
Income from discontinued operations	$ 0.02	$ —	$ —	$ 0.03
Net income attributable to the Company	$ 0.59	$ 0.51	$ 0.24	$ 0.47
Diluted Per Share Data:				
Income from continuing operations	$ 0.56	$ 0.50	$ 0.23	$ 0.44
Income from discontinued operations	$ 0.02	$ —	$ 0.01	$ 0.02
Net income attributable to the Company	$ 0.58	$ 0.50	$ 0.24	$ 0.46
Dividends Paid Per Share	$ 0.21	$ 0.21	$ 0.22	$ 0.22

As of February 22, 2013 there were 6,840 stockholders of record.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures. Based on their evaluation, as of the end of the period covered by this annual report on Form 10-K, the Company's chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934) are effective.

Internal Control over Financial Reporting.

(a) *Management's Annual Report on Internal Control Over Financial Reporting*

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Marsh & McLennan Companies, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures relating to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; the recording of all necessary transactions to permit the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles; the proper authorization of receipts and expenditures in accordance with authorizations of the Company's management and directors; and the prevention or timely detection of the unauthorized acquisition, use or disposition of assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 under the supervision and with the participation of the Company's principal executive and principal financial officers. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on its evaluation, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2012.

Deloitte & Touche LLP, the Independent Registered Public Accounting Firm that audited and reported on the Company's consolidated financial statements included in this annual report on Form 10-K, also issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012.

(b) *Audit Report of the Registered Public Accounting Firm.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marsh & McLennan Companies, Inc.
New York, New York

We have audited the internal control over financial reporting of Marsh & McLennan Companies, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 27, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
New York, New York
February 27, 2013

(c) *Changes in Internal Control Over Financial Reporting*

There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information as to the directors and nominees for the board of directors of the Company is incorporated herein by reference to the material set forth under the heading "Item 1—Election of Directors" in the 2013 Proxy Statement.

Effective March 1, 2013, the executive officers of the Company will be Peter J. Beshar, J. Michael Bischoff, John Drzik, E. Scott Gilbert, Daniel S. Glaser, Laurie Ledford, Alexander S. Moczarski, David Nadler, Julio A. Portalatin and Peter Zaffino. Information with respect to these individuals is provided in Part I, Item 1 above under the heading "Executive Officers of the Company".

The information set forth in the 2013 Proxy Statement in the sections "Transactions with Management and Others; Other Information—Section 16(a) Beneficial Ownership Reporting Compliance", "Corporate Governance—Codes of Conduct" and "Board of Directors and Committees—Committees—Audit Committee" is incorporated herein by reference.

Item 11. Executive Compensation.

The information set forth in the sections "Board of Directors and Committees—Director Compensation" and "Compensation of Executive Officers" in the 2013 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information set forth in the sections "Stock Ownership of Management and Certain Beneficial Owners" and "Equity Compensation Plan Information" in the 2013 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information set forth in the sections "Corporate Governance—Director Independence", "Corporate Governance—Review of Related-Person Transactions" and "Transactions with Management and Others; Other Information" in the 2013 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information set forth under the heading "Ratification of Selection of Independent Registered Public Accounting Firm—Fees of Independent Registered Public Accounting Firm" in the 2013 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules. †

The following documents are filed as a part of this report:

(1) Consolidated Financial Statements:

Consolidated Statements of Income for each of the three years in the period ended December 31, 2010

Consolidated Balance Sheets as of December 31, 2010 and 2009

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2010

Consolidated Statements of Stockholders' Equity and Comprehensive Income for each of the three years in the period ended December 31, 2010

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Other:

Selected Quarterly Financial Data and Supplemental Information (Unaudited) for fiscal years 2010 and 2009

Five-Year Statistical Summary of Operations

(2) All required Financial Statement Schedules are included in the Consolidated Financial Statements or the Notes to Consolidated Financial Statements.

(3) The following exhibits are filed as a part of this report:

(2.1) Stock Purchase Agreement, dated as of June 6, 2010, by and between Marsh & McLennan Companies, Inc. and Altegrity, Inc. (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010)

(3.1) Restated Certificate of Incorporation of Marsh & McLennan Companies, Inc. (incorporated by reference to the Company's Current Report on Form 8-K dated July 17, 2008)

(3.2) Amended and Restated By-Laws of Marsh & McLennan Companies, Inc. (incorporated by reference to the Company's Current Report on Form 8-K dated September 17, 2009)

(4.1) Indenture dated as of June 14, 1999 between Marsh & McLennan Companies and State Street Bank and Trust Company, as trustee (incorporated by reference to the Company's Registration Statement on Form S-3, Registration No. 333-108566)

(4.2) First Supplemental Indenture dated as of June 14, 1999 between Marsh & McLennan Companies and State Street Bank and Trust Company, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999)

(4.3) Second Supplemental Indenture dated as of February 19, 2003 between Marsh & McLennan Companies and U.S. Bank National Association (as successor to State Street Bank and Trust Company), as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

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† As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the company has not filed with this Form 10-K certain instruments defining the rights of holders of long-term debt of the company and its subsidiaries because the total amount authorized under any of such instruments does not exceed 10% of the total assets of the company and its subsidiaries on a consolidated basis. The company agrees to furnish a copy of any such agreement to the Commission upon request.

(4.4)	Third Supplemental Indenture dated as of July 30, 2003 between Marsh & McLennan Companies and U.S. National Bank Association (as successor to State Street Bank and Trust Company), as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)
(4.5)	Indenture dated as of March 19, 2002 between Marsh & McLennan Companies and State Street Bank and Trust Company, as trustee (incorporated by reference to the Company's Registration Statement on Form S-4, Registration No. 333-87510)
(4.6)	Indenture, dated as of July 14, 2004, between Marsh & McLennan Companies and The Bank of New York, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)
(4.7)	First Supplemental Indenture, dated as of July 14, 2004, between Marsh & McLennan Companies and The Bank of New York, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)
(4.8)	Second Supplemental Indenture, dated as of September 16, 2005, between Marsh & McLennan Companies and The Bank of New York, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated September 13, 2005)
(4.9)	Indenture, dated as of March 23, 2009, between Marsh & McLennan Companies and The Bank of New York (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2009)
(4.10)	First Supplemental Indenture, dated as of March 23, 2009, between Marsh & McLennan Companies and The Bank of New York (incorporated by reference to the Company's Current Report on Form 8-K dated March 18, 2009)
(4.11)	Indenture, dated as of July 15, 2011, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)
(4.12)	First Supplemental Indenture, dated as of July 15, 2011, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)
(4.13)	Form of Second Supplemental Indenture between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated March 7, 2012)
(10.1)	Agreement between the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York, and Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates dated January 30, 2005 (incorporated by reference to the Company's Current Report on Form 8-K dated January 31, 2005)
(10.2)	Amendment No. 1, effective as of January 30, 2005, to Agreement between the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York, and Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates dated January 30, 2005 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)
(10.3)	Amendment No. 2, dated September 27, 2005, to Agreement between the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York, and Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, dated January 30, 2005 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)

(10.4) Amendment No. 3, dated August 17, 2006, to the Agreement, dated January 30, 2005, as amended, among Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York (incorporated by reference to the Company's Current Report on Form 8-K dated August 17, 2006)

(10.5) Amendment No. 4, signed August 6, 2007, to the Agreement, dated January 30, 2005, as amended, among Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York (incorporated by reference to the Company's Current Report on Form 8-K dated August 6, 2007)

(10.6) Amendment No. 5, dated May 16, 2008, to the Agreement, dated January 30, 2005, as amended, among Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York (incorporated by reference to the Company's Current Report on Form 8-K dated June 3, 2008)

(10.7) Amended and Restated Agreement, effective February 11, 2010, to the Agreement, dated January 30, 2005, as amended, among Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York (incorporated by reference to the Company's Current Report on Form 8-K dated February 11, 2010)

(10.8) *Marsh & McLennan Companies, Inc. US Employee 1996 Cash Bonus Award Voluntary Deferral Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996)

(10.9) *Marsh & McLennan Companies, Inc. US Employee 1997 Cash Bonus Award Voluntary Deferral Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997)

(10.10) *Marsh & McLennan Companies, Inc. US Employee 1998 Cash Bonus Award Voluntary Deferral Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1998)

(10.11) *Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)

(10.12) *Amendments to Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)

(10.13) *Form of Awards under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

(10.14) *Additional Forms of Awards under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

(10.15) *Form of Restricted Stock Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to the Company's Current Report on Form 8-K dated May 18, 2005)

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* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.16) *2005 Award of Nonqualified Stock Options under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan

(10.17) *Form of Restricted Stock Unit Award, dated as of February 21, 2011, under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011)

(10.18) *Stock Option and Restricted Stock Unit Award to Brian Duperreault under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.19) *Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001)

(10.20) *Form of Awards under the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

(10.21) *Additional Forms of Awards under the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

(10.22) *2005 Award of Nonqualified Stock Options under the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan

(10.23) *Form of Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

(10.24) *Form of 2007 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)

(10.25) *Form of 2008 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008)

(10.26) *Form of 2009 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)

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* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.27) *Form of 2010 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010)

(10.28) *Form of 2011 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

(10.29) *Form of 2011 Long-term Incentive Award dated as of June 1, 2011 under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011)

(10.30) *Form of 2012 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012)

(10.31) *Form of Deferred Stock Unit Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)

(10.32) *Form of Deferred Stock Unit Award, dated as of January 1, 2009, under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.33) *Form of Deferred Stock Unit Award, dated as of February 23, 2009, under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)

(10.34) *Form of Deferred Stock Unit Award, dated as of May 3, 2010, under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010)

(10.35) *Form of Deferred Stock Unit Award, dated as of April 20, 2011, under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

(10.36) *Form of Deferred Stock Unit Award, dated as of February 1, 2012, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2011)

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* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.37) *Form of Deferred Stock Unit Award, dated as of February 24, 2012, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012)

(10.38) *Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Registration Statement on Form S-8 dated August 5, 2011)

(10.39) *Amendments to Certain Marsh & McLennan Companies Equity-Based Awards Due to U.S. Tax Law Changes Affecting Equity-Based Awards granted under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan, effective January 1, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.40) *Amendments to Performance Based Restricted Stock Unit Awards Due to U.S. Tax Law Changes Affecting Awards granted under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan, dated June 5, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2009)

(10.41) *Section 409A Amendment Document, effective as of January 1, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.42) *Section 409A Amendment Regarding Payments Conditioned Upon Employment-Related Action to Any and All Plans or Arrangements Entered into by the Marsh & McLennan Companies, Inc., or any of its Direct or Indirect Subsidiaries, that Provide for the Payment of Section 409A Nonqualified Deferred Compensation, effective December 21, 2012

(10.43) *Marsh & McLennan Companies Supplemental Savings & Investment Plan (formerly the Marsh & McLennan Companies Stock Investment Supplemental Plan) Restatement, effective January 1, 2012

(10.44) *Marsh & McLennan Companies, Inc. Special Severance Pay Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996)

(10.45) *Marsh & McLennan Companies Benefit Equalization Plan and Marsh & McLennan Companies Supplemental Retirement Plan as Restated, effective January 1, 2012

(10.46) *Marsh & McLennan Companies, Inc. Senior Executive Severance Pay Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2008)

(10.47) *Amendment to the Marsh & McLennan Companies, Inc. Senior Executive Severance Pay Plan, effective December 31, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2009)

(10.48) *Marsh & McLennan Companies Senior Management Incentive Compensation Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994)

(10.49) *Marsh & McLennan Companies, Inc. Directors Stock Compensation Plan-May 1, 2009 Restatement (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)

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* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.50) *Description of compensation arrangements for non-executive directors of Marsh & McLennan Companies, Inc. effective June 1, 2009 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)

(10.51) *Description of compensation arrangements for non-executive directors of Marsh & McLennan Companies, Inc. effective June 1, 2012 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2011)

(10.52) *Letter Agreement, dated September 19, 2012, between Marsh & McLennan Companies, Inc. and J. Michael Bischoff (incorporated by reference to the Company's Amendment No. 1 to Current Report on Form 8-K/A dated September 4, 2012, filed on September 24, 2012)

(10.53) *Non-Competition and Non-Solicitation Agreement, effective as of September 19, 2012, between Marsh & McLennan Companies, Inc. and J. Michael Bischoff

(10.54) *Employment Agreement, dated as of January 29, 2008, between Marsh & McLennan Companies, Inc. and Brian Duperreault (incorporated by reference to the Company's Current Report on Form 8-K dated January 29, 2008)

(10.55) *Employment Letter, effective as of September 17, 2009 and January 30, 2011, between Marsh & McLennan Companies, Inc. and Brian Duperreault (incorporated by reference to the Company's Current Report on Form 8-K dated September 16, 2009)

(10.56) *Letter Regarding Qualifying Retirement Determination, dated January 16, 2013, from Marsh & McLennan Companies to Brian Duperreault

(10.57) *General Release, dated January 22, 2013, between Marsh & McLennan Companies, Inc. and Brian Duperreault

(10.58) *Employment Agreement, dated as of December 10, 2007, by and between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)

(10.59) *Letter Agreement, effective as of December 10, 2010, between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)

(10.60) *Letter Agreement, effective as of April 20, 2011, between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2011)

(10.61) *Letter Agreement, effective as of January 1, 2013, between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to the Company's Current Report on Form 8-K/A dated September 20, 2012, filed on December 14, 2012)

(10.62) *Non-Competition and Non-Solicitation Agreement, effective as of January 1, 2013, between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to the Company's Current Report on Form 8-K/A dated September 20, 2012, filed on December 14, 2012)

(10.63) *Letter Agreement, effective as of April 20, 2011, between Marsh & McLennan Companies, Inc. and Alexander Moczarski (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012)

(10.64) *Non-Competition and Non-Solicitation Agreement, effective as of April 20, 2011, between Marsh & McLennan Companies, Inc. and Alexander Moczarski

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* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.65)	*Letter Agreement, dated August 18, 2008, between Marsh & McLennan Companies, Inc. and Vanessa A. Wittman (incorporated by reference to the Company's Current Report on Form 8-K dated August 18, 2008)
(10.66)	Non-Solicitation Agreement, dated as of September 10, 2008, between Marsh & McLennan Companies, Inc. and Vanessa A. Wittman
(10.67)	Confidentiality Agreement, dated as of September 10, 2008, between Marsh & McLennan Companies, Inc. and Vanessa A. Wittman
(10.68)	*Letter Agreement, effective as of April 20, 2011, between Marsh & McLennan Companies, Inc. and Peter Zaffino (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012)
(10.69)	*Non-Competition and Non-Solicitation Agreement, effective as of April 20, 2011, between Marsh & McLennan Companies, Inc. and Peter Zaffino
(12)	Statement Re: Computation of Ratio of Earnings to Fixed Charges
(14)	Code of Ethics for Chief Executive and Senior Financial Officers (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)
(21)	List of Subsidiaries of Marsh & McLennan Companies (as of 2/22/2013)
(23)	Consent of Independent Registered Public Accounting Firm
(24)	Power of Attorney (included on signature page)
(31.1)	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
(31.2)	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
(32)	Section 1350 Certifications
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

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* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSH & McLENNAN COMPANIES, INC.

Dated: February 27, 2013

By /s/ DANIEL S. GLASER
Daniel S. Glaser
President and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Luciana Fato and Katherine J. Brennan, and each of them singly, such person's lawful attorneys-in-fact and agents, with full power to them and each of them to sign for such person, in the capacity indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated this 27th day of February, 2013.

Name	Title	Date
/s/ DANIEL S. GLASER Daniel S. Glaser	Director, President & Chief Executive Officer	February 27, 2013
/s/ J. MICHAEL BISCHOFF J. Michael Bischoff	Chief Financial Officer	February 27, 2013
/s/ ROBERT J. RAPPORT Robert J. Rapport	Senior Vice President & Controller (Chief Accounting Officer)	February 27, 2013
/s/ ZACHARY W. CARTER Zachary W. Carter	Director	February 27, 2013
/s/ OSCAR FANJUL Oscar Fanjul	Director	February 27, 2013
/s/ H. EDWARD HANWAY H. Edward Hanway	Director	February 27, 2013
/s/ LORD LANG OF MONKTON Lord Lang of Monkton	Director	February 27, 2013
/s/ ELAINE LA ROCHE Elaine La Roche	Director	February 27, 2013
/s/ STEVEN A. MILLS Steven A. Mills	Director	February 27, 2013

Name	Title	Date
/s/ Bruce P. Nolop Bruce P. Nolop	Director	February 27, 2013
/s/ Marc D. Oken Marc D. Oken	Director	February 27, 2013
/s/ Morton O. Schapiro Morton O. Schapiro	Director	February 27, 2013
/s/ Adele Simmons Adele Simmons	Director	February 27, 2013
/s/ Lloyd Yates Lloyd Yates	Director	February 27, 2013
/s/ R. David Yost R. David Yost	Director	February 27, 2013

Exhibit 31.1

CERTIFICATIONS

I, Daniel S. Glaser, certify that:

1. I have reviewed this Annual Report on Form 10-K of Marsh & McLennan Companies, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2013

/s/ Daniel S. Glaser

Daniel S. Glaser
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, J. Michael Bischoff, certify that:

1. I have reviewed this Annual Report on Form 10-K of Marsh & McLennan Companies, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2013

/s/ J. Michael Bischoff

J. Michael Bischoff
Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer and Chief Financial Officer

The certification set forth below is being submitted in connection with the Annual Report on Form 10-K for the fiscal quarter ended December 31, 2012 of Marsh & McLennan Companies, Inc. (the "Report") for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Daniel S. Glaser, the President and Chief Executive Officer, and J. Michael Bischoff, the Chief Financial Officer, of Marsh & McLennan Companies, Inc. each certifies that, to the best of his or her knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Marsh & McLennan Companies, Inc.

Date: February 27, 2013

/s/ Daniel S. Glaser
Daniel S. Glaser
President and Chief Executive Officer

Date: February 27, 2013

/s/ J. Michael Bischoff
J. Michael Bischoff
Chief Financial Officer

STOCK PERFORMANCE GRAPH

The following graph compares the annual cumulative stockholder return for the five-year period ended December 31, 2012 on: Marsh & McLennan Companies common stock; a management-constructed composite industry index; and the Standard & Poor's 500 Stock Index. The graph assumes an investment of $100 on December 31, 2007 in Marsh & McLennan Companies common stock and each of the two indices, with dividends reinvested. Returns on the composite industry index reflect allocation of the total amount invested among the constituent stocks on a pro rata basis according to each issuer's start-of-the-year market capitalization. The composite industry index consists of Aon plc, Arthur J. Gallagher & Co., Towers Watson & Co., and Willis Group Holdings plc.

COMPARISON OF CUMULATIVE TOTAL STOCKHOLDER RETURN

($100 invested 12/31/07 with dividends reinvested)


160
140
120
100
80
60

	2007	2008	2009	2010	2011	2012
Marsh & McLennan Companies	100	94	89	115	136	153
Composite Industry Index	100	93	85	106	116	125
S&P 500	100	63	80	92	94	109

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

ZACHARY W. CARTER
Partner, Dorsey & Whitney LLP

OSCAR FANJUL
Vice Chairman, Omega Capital
Former Chairman and
Chief Executive Officer, Repsol

DANIEL S. GLASER
President and Chief Executive Officer,
Marsh & McLennan Companies

H. EDWARD HANWAY
Former Chairman and Chief Executive Officer,
CIGNA Corporation

LORD LANG OF MONKTON
Independent Chairman,
Marsh & McLennan Companies
Former Member of British Parliament
Former British Secretary of State for
Trade and Industry

ELAINE LA ROCHE
Senior Advisor,
China International Capital Corporation US
Former Chief Executive Officer,
China International Capital
Corporation, Beijing

STEVEN A. MILLS
Senior Vice President and Group Executive,
Software & Systems,
International Business Machines
Corporation (IBM)

BRUCE P. NOLOP
Former Chief Financial Officer,
E*Trade Financial Corporation

MARC D. OKEN
Managing Partner,
Falfurrias Capital Partners
Former Chief Financial Officer,
Bank of America Corporation

MORTON O. SCHAPIRO
President, Northwestern University

ADELE SIMMONS
Vice Chair, Metropolis Strategies
President, Global Philanthropy Partnership

LLOYD M. YATES
Executive Vice President,
Customer Operations – Duke Energy

R. DAVID YOST
Former President and Chief Executive Officer,
AmerisourceBergen Corporation

COMMITTEES OF THE BOARD

AUDIT
Marc D. Oken, *Chair*
Zachary W. Carter
Elaine La Roche
Bruce P. Nolop
Lloyd M. Yates

COMPENSATION
H. Edward Hanway, *Chair*
Oscar Fanjul
Lord Lang
Steven A. Mills
Morton O. Schapiro
R. David Yost

COMPLIANCE AND RISK
Zachary W. Carter, *Chair*
Elaine La Roche
Bruce P. Nolop
Lloyd M. Yates

CORPORATE RESPONSIBILITY
Adele Simmons, *Chair*
Bruce P. Nolop
Lloyd M. Yates
R. David Yost

DIRECTORS AND GOVERNANCE
Morton O. Schapiro, *Chair*
Lord Lang
Steven A. Mills
Adele Simmons

EXECUTIVE
Lord Lang, *Chair*
Zachary W. Carter
Oscar Fanjul
Daniel S. Glaser
H. Edward Hanway
Marc D. Oken
Morton O. Schapiro

FINANCE
Oscar Fanjul, *Chair*
Daniel S. Glaser
H. Edward Hanway
Lord Lang
Bruce P. Nolop
Marc D. Oken

EXECUTIVE OFFICERS

PETER J. BESHAR
Executive Vice President and General Counsel,
Marsh & McLennan Companies

J. MICHAEL BISCHOFF
Chief Financial Officer,
Marsh & McLennan Companies

JOHN P. DRZIK
President and Chief Executive Officer,
Oliver Wyman Group

E. SCOTT GILBERT
Senior Vice President and
Chief Risk & Compliance Officer,
Marsh & McLennan Companies

DANIEL S. GLASER
President and Chief Executive Officer,
Marsh & McLennan Companies

LAURIE LEDFORD
Senior Vice President and
Chief Human Resources Officer,
Marsh & McLennan Companies

ALEX MOCZARSKI
President and Chief Executive Officer,
Guy Carpenter

DAVID A. NADLER
Vice Chairman, Office of the CEO,
Marsh & McLennan Companies

JULIO A. PORTALATIN
President and Chief Executive Officer,
Mercer

PETER ZAFFINO
President and Chief Executive Officer,
Marsh

SHAREHOLDER INFORMATION

ANNUAL MEETING

The 2013 Annual Meeting of Shareholders will be held at 10:00 a.m., Thursday, May 16, 2013 in the 2nd floor auditorium of the McGraw-Hill Building, 1221 Avenue of the Americas, New York, NY 10020.

INVESTOR INFORMATION

Shareholders of record inquiring about reinvestment and payment of dividends, consolidation of accounts, stock certificate holdings, stock certificate transfers, and address changes should contact:

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
Telephone: 800 457 8968 or
651 450 4064 (Outside the US and Canada)
Mailing Address:
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
Wells Fargo's website: www.shareowneronline.com

Shareholders who hold shares of Marsh & McLennan Companies beneficially through a broker, bank, or other intermediary organization should contact that organization for these services.

DIRECT PURCHASE PLAN

Shareholders of record and other interested investors can purchase Marsh & McLennan Companies common stock directly through the Company's transfer agent and the Administrator for the Plan, Wells Fargo. A brochure on the Plan is available on the Wells Fargo website or by contacting Wells Fargo directly:

Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0874
Telephone: 800 457 8968 or
651 450 4064 (Outside the US and Canada)
Wells Fargo's website: www.shareowneronline.com

FINANCIAL INFORMATION

Copies of Marsh & McLennan Companies annual reports and Forms 10-K and 10-Q are available on the Company's website. These documents also may be requested by contacting:

INVESTOR RELATIONS

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036
Telephone: 212 345 5462
Website: www.mmc.com

STOCK LISTINGS

Marsh & McLennan Companies common stock (ticker symbol: MMC) is listed on the New York, Chicago, and London Stock Exchanges.

PROCEDURES FOR RAISING COMPLAINTS AND CONCERNS REGARDING ACCOUNTING MATTERS

Marsh & McLennan Companies is committed to complying with all applicable accounting standards, internal accounting controls, audit practices, and securities laws and regulations (collectively, "Accounting Matters"). To raise a complaint or concern regarding Accounting Matters, you may contact the Company in writing, by telephone, or online. You may review the Company's procedures for handling complaints and concerns regarding Accounting Matters at www.mmc.com.

BY MAIL:

Marsh & McLennan Companies, Inc.
Audit Committee
c/o Corporate Secretary
1166 Avenue of the Americas, Legal Department
New York, NY 10036

BY TELEPHONE:

Marsh & McLennan Companies Ethics & Compliance Line
In Canada, the United States, Puerto Rico, and Guam: 800 381 2105
Outside Canada, the United States, Puerto Rico, and Guam: Use your country's direct dial telephone number or AT&T Direct® service number to reach the Marsh & McLennan Companies Ethics & Compliance Line toll-free.

ONLINE:

www.ethicscomplianceline.com


FSC
www.fsc.org

Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036
www.mmc.com

2012 2012 2012 2012

MARSH & McLENNAN
COMPANIES